FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK
(Name of Registrant)

Date of end of last fiscal year: December 31, 2006

     SECURITIES REGISTERED
(As of the close of the fiscal year)*

	Amount as to which	Names of exchanges on which
Title of Issue	registration is effective	registered

N/A	N/A	N/A

* The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

SINA R. HEKMAT, ESQ.
Hogan & Hartson LLP
875 Third Avenue
New York, New York 10022

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EXPLANATORY NOTE

This annual report is filed by Landwirtschaftliche Rentenbank (“Rentenbank”), an institution organized under public law of the Federal Republic of Germany (the “Federal Republic”). All obligations to the holders of any debt securities issued by Rentenbank are effectively backed by the full faith and credit of the Federal Republic.

In this Annual Report, references to “€”, “euro” or “EUR” are to the single currency which was introduced as of January 1, 1999, at the start of the third stage of European economic and monetary union. In this Annual Report, references to “U.S. dollars” or “$” are to United States dollars.

FORM 18-K

1.	In respect of each issue of securities of Rentenbank registered, a brief statement as to:

	(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

There have been no such modifications.

	(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

There has been no such law, decree or administrative action.

	(c)	The circumstances of any other failure, not previously reported, to pay principal, interest or any sinking fund or authorization installment.

There has been no such failure.

Rentenbank has no securities issuances registered under the Securities Exchange Act of 1934 and, accordingly, the responses above relate to outstanding securities issuances of Rentenbank issued under the Securities Act of 1933.

Landwirtschaftliche Rentenbank

2.	A statement as of the close of the last fiscal year of Rentenbank giving the total outstanding of:

	(a)	Internal funded debt of Rentenbank. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under paragraph (a), but under paragraph (b) of this item.)

The total principal amount of internal funded debt of Rentenbank outstanding as of December 31, 2006, was EUR 25,023,147,732.

	(b)	External funded debt of Rentenbank. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

See “Supplementary Information on Consolidated Funded Debt of Rentenbank”, on p. 66 of Exhibit (d), which is hereby incorporated by reference herein.

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of Rentenbank outstanding as of the close of the last fiscal year of Rentenbank.

See “Supplementary Information on Consolidated Funded Debt of Rentenbank”, on p. 66 of Exhibit (d), which is hereby incorporated by reference herein.

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4.	(a)	As to each issue of securities of Rentenbank which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:

(1) Total amount held by or for the account of Rentenbank.

Not applicable.

(2) Total estimated amount held by nationals of the Federal Republic of Germany; this estimate need be furnished only if it is practicable to do so.

Not applicable.

(3) Total amount otherwise outstanding.

Not applicable.

	(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by Rentenbank to reacquire such securities.

Not applicable.

5.	A statement as of the close of the last fiscal year of Rentenbank giving the estimated total of:

	(a)	Internal floating indebtedness of Rentenbank. (Total to be stated in the currency of the registrant.)

The total principal amount of internal floating indebtedness of Rentenbank outstanding as of December 31, 2006, was EUR 1,156,191,143.

	(b)	External floating indebtedness of Rentenbank. (Total to be stated in the respective currencies in which payable.)

The total principal amount of external floating indebtedness of Rentenbank outstanding as of December 31, 2006, was (in millions):

U.S. dollar		$199
Japanese yen	JPY	34,800
Swiss francs	CHF	332
Pound sterling	GBP	15

6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose of Rentenbank for each fiscal year of Rentenbank ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See “Financial Section – Management’s Comments on the Consolidated Financial Statements”; “Financial Statements – Unconsolidated Profit and Loss Account”; “Notes to Financial Statements – Accounting and Valuation Methods”, and “Notes to Financial Statements – Explanatory Notes on the Profit and Loss Account”, pp. 28 to 35, 40 to 41, 51 to 52 and 57 of Exhibit (d), which are hereby incorporated by reference herein.

7.	(a) If any foreign exchange control, not previously reported, has been established by the Federal Republic, briefly describe such foreign exchange control.

No foreign exchange control not previously reported was established by the government of the Federal Republic during 2006.

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(b) If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

No foreign exchange control previously reported was discontinued or materially modified by the government of the Federal Republic during 2006.

8.	Brief statements as of a date reasonably close to the date of the filing of this report, (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of Rentenbank, and of any further gold stocks held by Rentenbank.

Not applicable.

9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

Not applicable.

10.	The balance of international payments of Rentenbank for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need be furnished only if the registrant has published balances of international payments.)

Not applicable.

Federal Republic of Germany

2.	A statement as of the close of the last fiscal year of the Federal Republic giving the total outstanding of:

(a) Internal funded debt of the Federal Republic. (Total to be stated in the currency of the Federal Republic. If any internal funded debt is payable in a foreign currency, it should not be included under paragraph (a), but under paragraph (b) of this item.)

The total principal amount of internal funded indebtedness of the Federal Republic outstanding as of December 31, 2006, was EUR 912.4 billion. (Source: Estimate of the Ministry of Finance of the Federal Republic.) For information on the total debt of the Federal Republic, see “Tables and Supplementary Information – I. Direct Debt of the Federal Government – Summary”, p. G-34 of Exhibit (d), which is hereby incorporated by reference herein.

(b) External funded debt of the Federal Republic. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

As of December 31, 2006, the Federal Republic had external funded indebtedness of US$ 5.04 billion, GBP 0.01 billion, SEK 0.02 billion and CHF 0.02 billion.

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the Federal Republic outstanding as of the close of the last fiscal year of the Federal Republic.

See “Tables and Supplementary Information – I. Direct Debt of the Federal Government”, pp. G-34 to G-37 of Exhibit (d), which are hereby incorporated by reference herein.

4.	(a) As to each issue of securities of the Federal Republic which is registered, there should be furnished a breakdown of the total amount outstanding as shown in Item 3, into the following:

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(1) Total amount held by or for the account of the Federal Republic.

Not applicable.

(2) Total estimated amount held by nationals of the Federal Republic, this estimate need be furnished only if it is practicable to do so.

Not applicable.

(3) Total amount otherwise outstanding.

Not applicable.

	(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the Federal Republic to reacquire such securities.

Not applicable.

5.	A statement as of the close of the last fiscal year of the Federal Republic giving the estimated total of:

	(a)	Internal floating indebtedness of the Federal Republic. (Total to be stated in the currency of the Federal Republic.)

The total amount of internal floating indebtedness, which is defined as the proportion of total internal funded indebtedness that is payable during calendar year 2007, of the Federal Republic outstanding as of December 31, 2006, was EUR 35.6 billion. (Source: Estimate of the Ministry of Finance of the Federal Republic.) For information on the total debt of the Federal Republic, see “Tables and Supplementary Information – I. Direct Debt of the Federal Government – Summary”, p. G-34 of Exhibit (d), which is hereby incorporated by reference herein.

	(b)	External floating indebtedness of the Federal Republic. (Total to be stated in the respective currencies in which payable.)

None.

6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the Federal Republic for each fiscal year of the Federal Republic ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See “The Federal Republic of Germany – Public Finance”, pp. G-25 to G-33 of Exhibit (d), which are hereby incorporated by reference herein.

7.	(a)	If any foreign exchange control, not previously reported, has been established by the Federal Republic, briefly describe such foreign exchange control.

No foreign exchange control not previously reported was established by the Federal Republic during 2006.

	(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

No foreign exchange control previously reported was discontinued or materially modified during 2006.

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8.	Brief statements as of a date reasonably close to the date of the filing of this report, (indicating such date) in respect to the note issue and gold reserves of the central bank of issue of the Federal Republic, and of any further gold stocks held by the Federal Republic.

See “The Federal Republic of Germany – Monetary and Financial System – Money Supply and Prices” and “The Federal Republic of Germany – Monetary and Financial System – Official Foreign Exchange Reserves”, pp. G-20 to G-22 of Exhibit (d), which are hereby incorporated by reference herein.

9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

See “The Federal Republic of Germany – The Economy – International Economic Relations”, pp. G-16 to G-19 of Exhibit (d), which are hereby incorporated by reference herein.

10.	The balance of international payments of the Federal Republic for each year ended since the close of the latest year for which such information was previously reported. The statements for such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations”. (These statements need be furnished only if the Federal Republic has published balances of international payments.)

See “The Federal Republic Germany – The Economy – International Economic Relations”, pp. G-16 to G-19 of Exhibit (d), which are hereby incorporated by reference herein.

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This annual report comprises:

(a)	Pages numbered 1 to 9, consecutively,

(b)	The following exhibits:

Exhibit (a)	-	None.

Exhibit (b)	-	None.

Exhibit (c)	-	The latest annual budget for the Federal Republic of Germany (pp. G-26 to G-31 of Exhibit (d) hereto).

Exhibit (d)	-	Description of Landwirtschaftliche Rentenbank and the Federal Republic of Germany, dated May 16, 2007.

Exhibit (e)	-	Consent of Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft.

Exhibit (f)	-	Consent of the Federal Republic of Germany.

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Frankfurt am Main, Federal Republic of Germany, on May 16, 2007.

LANDWIRTSCHAFTLICHE RENTENBANK

By:	/s/ Dr. Uwe Zimpelmann

	Name:	Dr. Uwe Zimpelmann
	Title:	Managing Director
Chairman of the Board of Managing Directors

By:	/s/ Martin Middendorf

	Name:	Martin Middendorf
	Title:	Vice President

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EXHIBIT INDEX

Exhibit	Description

(c)	Latest annual budget for the Federal Republic of Germany (pp. G-26 to G-31 of Exhibit (d) hereto).

(d)	Description of Landwirtschaftliche Rentenbank and the Federal Republic of Germany, dated May 16, 2007.

(e)	Consent of Deloitte & Touche.

(f)	Consent of the Federal Republic of Germany.

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EXHIBIT (c)

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EXHIBIT (d)

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LANDWIRTSCHAFTLICHE RENTENBANK

THE FEDERAL REPUBLIC OF GERMANY

This description of Landwirtschaftliche Rentenbank and the Federal Republic of Germany is dated May 16, 2007, and appears as Exhibit (d) to the Annual Report on Form 18-K of Landwirtschaftliche Rentenbank for the fiscal year ended December 31, 2006.

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THIS DOCUMENT (OTHERWISE AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF LANDWIRTSCHAFTLICHE RENTENBANK. THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this description, references to “€”, “euro” or “EUR” are to the single currency which was introduced as of January 1, 1999, at the start of the third stage of European economic and monetary union. In this description, references to “U.S. dollars” or “$” are to United States dollars, references to “JPY” are to Japanese Yen, and references to “A$” are to Australian dollars. On May 15, 2007 the noon buying rate for cable transfers in New York City payable in euro was EUR 1.00 = $1.3603.

In this description, references to the “Federal Republic” and “Germany” are to the Federal Republic of Germany and references to the “Federal Government” are to the government of the Federal Republic of Germany. The terms “Rentenbank”, “we” or “us” refer to Landwirtschaftliche Rentenbank.

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RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product

REAL GROSS DOMESTIC PRODUCT (GDP)

(adjusted for price, seasonal and calendar effects)
Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year

1st quarter 2006	0.8%	1.9%
2nd quarter 2006	1.2%	2.9%
3rd quarter 2006	0.8%	3.2%
4th quarter 2006	1.0%	3.9%
1st quarter 2007	0.5%	3.6%

Economic growth in the first quarter of 2007 was driven mainly by the development of capital formation. Net exports also contributed positively to growth, compared to the same quarter in the previous year (although not on a quarter-on-quarter basis). A decrease of final consumption expenditure of households due to the VAT rise at the beginning of 2007, however, had a dampening effect on the GDP growth rate.

Source: Statistisches Bundesamt, First release of data on the economic performance in the 1st quarter of 2007, Press release, 15 May 2007 (http://www.destatis.de/presse/englisch/pm2007/p2010121.htm).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)
Reference period	Percentage change on previous month	Percentage change on the same month in previous year

April 2006	0.4%	2.0%
May 2006	0.2%	1.9%
June 2006	0.2%	2.0%
July 2006	0.4%	1.9%
August 2006	-0.1%	1.7%
September 2006	-0.4%	1.0%
October 2006	0.1%	1.1%
November 2006	-0.1%	1.5%
December 2006	0.8%	1.4%
January 2007	-0.2%	1.6%
February 2007	0.4%	1.6%
March 2007	0.3%	1.9%
April 2007	0.4%	1.9%

In April 2007, rising prices for food, in particular vegetables, and non-alcoholic beverages had a marked impact on the year-on-year rate of price increase. Energy prices, especially for sources of household energy with the exception of domestic fuel, also increased in April 2007 compared to April 2006. In addition, the introduction of tuition fees in five German Länder added 0.2 percentage points to the year-on-year rate of price increase. Compared to March 2007, in particular the prices of mineral oil products (with the exception of gas) rose in April 2007.

Source: Statistisches Bundesamt, Consumer prices in April 2007: +1.9% on April 2006, Press release, 16 May 2007(http://www.destatis.de/presse/englisch/pm2007/p2030051.htm).

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Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the International Labor Organization definition)
Reference period	Original percentages	Seasonally adjusted percentages

February 2006	9.4%	8.6%
March 2006	8.8%	8.3%
April 2006	8.3%	8.0%
May 2006	8.3%	8.1%
June 2006	7.8%	8.0%
July 2006	8.1%	8.0%
August 2006	8.5%	8.2%
September 2006	8.1%	8.1%
October 2006	7.3%	7.8%
November 2006	7.0%	7.7%
December 2006	6.8%	7.6%
January 2007	7.6%	7.4%
February 2007	7.5%	6.9%
March 2007	7.2%	6.8%

The number of employed persons increased by 602,000 (+1.6%) in March 2007 as compared to March 2006. The number of unemployed persons declined by 690,000 (-18.7%) in March 2007 as compared with March 2006.

Source: Statistisches Bundesamt, ILO labour market statistics March 2007, Press release, 2 May 2007 (http://www.destatis.de/presse/englisch/pm2007/p1810031.htm).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion)
Item	January to March 2007	January to March 2006

Foreign trade	+48.8	+39.2
Services	-4.9	-6.2
Factor income (net)	+6.8	+7.5
Current transfers	-10.4	-10.2
Supplementary trade items	-3.5	-5.1

Current account	+36.8	+25.3

Source: Statistisches Bundesamt, German exports in March 2007: 9.3% on March 2006, Press release, 9 May 2007 (http://www.destatis.de/presse/englisch/pm2007/p1890181.htm).

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LANDWIRTSCHAFTLICHE RENTENBANK

GENERAL

Overview

Rentenbank was founded in 1949 as the development bank for the agriculture, forestry, fishing and food industries in Germany. We are an institution established under public law (rechtsfähige Anstalt des öffentlichen Rechts) and have our headquarters in Frankfurt am Main. We do not have any branches. Rentenbank is registered with the Commercial Register of the Local Court of Frankfurt am Main under HRA 30636.

Our activities and governance structure are regulated by our governing law and our statutes. Under the governing law, we are charged with the public task of promoting the agriculture industry (including forestry, horticulture and fishing) and the development of rural areas through the extension of credit for:

•	the agriculture industry (including forestry, horticulture and fishing) and the related upstream and downstream sectors;

•	the sale and warehousing of agriculture and food products;

•	agriculture-related environmental protection, the development of renewable energies and renewable raw materials from agriculture products, the expansion of ecological farming and the protection of animals within the agriculture industry;

•	the improvement of infrastructure in rural areas; and

•	agriculture-related consumer protection.

Rentenbank’s governing law (Gesetz über die Landwirtschaftliche Rentenbank) was amended by the German Federal Development Banks New Structuring Law (Förderbankenneustrukturierungsgesetz or the “Restructuring Law”) effective as of August 22, 2003, principally in order to clarify its permissible activities in connection with the understanding reached on March 1, 2002, between the Federal Government and the Commission of the European Union on the treatment of state guarantees for federal development banks. See “– Understanding with the European Commission”.

Furthermore, Rentenbank’s governing law was amended by the Statute on Reorganization of Covered Bond Rights (Gesetz zur Neuordnung des Pfandbriefrechts or the “Covered Bond Rights Statute”) effective as of July 19, 2005, principally in respect of the issuance of covered bonds in accordance with the new Covered Bond Rights Statute, and by the Statute on the Special-Purpose Fund of the Federal Republic by Landwirtschaftliche Rentenbank and Amendment of the Governing Law of Landwirtschaftliche Rentenbank (Gesetz über das Zweckvermögen des Bundes bei der Landwirtschaftlichen Rentenbank und zur Änderung des Gesetzes über die Landwirtschaftliche Rentenbank) effective as of September 1, 2005, under which Rentenbank will continue to act as trustee for the Fe deral Republic with respect to funds in the Special-Purpose Fund (Zweckvermögen).

Rentenbank’s statutes (Satzung) were amended and restated, effective as of July 26, 2004, principally to reflect the changes in Rentenbank’s governing law.

We extend credit to German and other European Union public and private sector banks which are active in the financing of agriculture, forestry, horticulture and fishing, both by means of traditional loans and by purchasing the debt securities of such banks. We also issue loans to financial institutions for the financing of rural development and infrastructure projects as well as German states (Bundesländer), municipalities and public law special purpose corporations. Finally, we extend credit to specific agencies of the Federal Republic.

As an instrumentality serving public policy objectives of the Federal Government, we are not subject to corporate income and trade tax and do not seek to maximize profits.

Rentenbank’s founding capital was raised through a public charge imposed on agricultural land in Germany from 1949 to 1958. This charge was established by a federal law, the Law on the Rentenbank Land Charge (Gesetz über die Rentenbankgrundschuld), dated May 11, 1949.

At December 31, 2006, Rentenbank had total consolidated assets of approximately €82.5 billion. Under German law, we prepare financial statements on both a consolidated and an unconsolidated basis.

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Throughout this description, we discuss our consolidated financial information unless we note otherwise. For more information on our unconsolidated statements, see our financial statements and the notes thereto beginning on page 36.

Our registered office and headquarters are located at Hochstrasse 2, 60313 Frankfurt am Main, Germany, and our telephone number is 011-49-69-2107-0.

Relationship with the Federal Government

Rentenbank has no shareholders and Germany’s federal parliament exercises ultimate control over Rentenbank through legislative action. For example, our governing law specifies the scope of our activities. The Federal Government exercises supervision of Rentenbank through the Federal Ministry of Food, Agriculture and Consumer Protection which makes its decisions in concert with the Federal Ministry of Finance. We may only be liquidated pursuant to legislative action by the federal parliament.

Anstaltslast

Rentenbank benefits from the Anstaltslast, or institutional liability, of the Federal Republic. This means that the Federal Republic will:

•	safeguard the economic basis of Rentenbank;

•	keep it in a position to pursue its operations throughout its existence as a statutory body under public law; and

•	in the event of financial difficulties, enable it by financial contribution or in some other appropriate manner to perform its obligations when due, including our securities or our guarantee of any securities if a substitute obligor is substituted for Rentenbank.

This duty under public law exists solely between the Federal Republic and Rentenbank and not between the Federal Republic and any third party. The Federal Republic would not, under Anstaltslast, be permitted to allow us to default on an obligation; the Federal Republic would be required on its own authority to take steps to enable us to perform our obligation when due. Under German law, we would be required to enforce our rights against the Federal Republic in the event we needed to do so in order to meet our obligations to third parties, including holders of any of our securities. Accordingly, while Anstaltslast does not constitute a formal guarantee of our obligations by the Federal Republic, and our creditors do not have a direct claim against the Federal Republic under Anstaltslast, the effect of Anstaltslast is that our obligations to the holders of any of our securities are fully backed by the full faith and credit of the Federal Republic. The obligation of the Federal Republic under Anstaltslast would constitute a legally established charge on public funds that would be payable without the need for appropriation or any action by the federal parliament.

Understanding with the European Commission

On March, 1, 2002, representatives of the Federal Government and the Commission of the European Union reached an understanding on the treatment of state guarantees for federal development banks such as Rentenbank for purposes of the European Union state aid rules. Pursuant to the agreement, the use of advantages for special credit institutions resulting from Anstaltslast and other state guarantees relevant under the state aid rules is allowed for the performance of promotional tasks at the request of the state in promotional areas like financing of small and medium enterprises (“SMEs”), infrastructure, environment-friendly investment, housing as well as co-operation with developing countries. Activities, which do not fall under the areas in line with the state aid rules, must either be discontinued by the special credit institutions or be spun-off to legal ly independent subsidiaries without state support.

With the adoption of the Restructuring Law, the description of our permissible activities in our governing law was conformed to the language in respect of which the Federal Republic and the Commission of the European Union reached an understanding on March 1, 2002.

Based on the foregoing, Rentenbank does not currently expect that it will be required to either discontinue or separately incorporate any material portion of its present business activities as a result of the understanding.

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Supervision by the Federal Government

Our governing law prescribes our internal governance structure, our capital structure, the limited scope and nature of our lending activities and provides for supervision of us by the Federal Republic. Although our day-to-day operations are managed independently by our Board of Managing Directors with supervision by our Advisory Board, the Federal Republic exercises supervision through the Federal Ministry of Food, Agriculture and Consumer Protection (“Supervising Authority”) which exercises its supervision in concert with the Federal Ministry of Finance.

The statutory function of the Supervising Authority is to ensure that the operations of Rentenbank are consistent with the public interest in particular in the promotion of agriculture and rural areas, and are in compliance with German law. The Supervising Authority may request information regarding our operational matters, inspect our books and records and participate in all Advisory Board meetings and General Meetings with the authority to issue motions and to comment on topics at such meetings. In addition, the Supervising Authority has the authority to request a meeting of any of our three governing bodies and is authorized to prevent the implementation of any resolution that is against public interest or violates German law. See “Management – Board of Managing Directors, – Advisory Board, – General Meeting”.

We are also subject to supervision and regulation by the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht or “BaFin”) under the German Banking Act (Gesetz über das Kreditwesen or the “Banking Act”). See “Supervision and Regulation” and “The Federal Republic of Germany – Financial Supervisory Authority”.

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BUSINESS

Our principal business is providing loans and other types of financing for the agriculture industry (including forestry, horticulture and fishing) and the related upstream and downstream sectors and for rural development. We do so primarily by extending credit to German public and private sector banks, both by means of traditional loans and by purchasing the debt securities of such banks. These banks then lend the proceeds to eligible borrowers. According to our governing law, our lending activity should generally be conducted through or in conjunction with other financial institutions. Accordingly, other than direct lending to certain affiliates, a limited number of German regional state governments and specific agencies of the Federal Republic, our policy is to lend exclusively to financial institutions.

Throughout this description and in our financial statements, we classify short-term loans as those due within one year from origination, medium-term loans as those due from between one year and five years from origination, and long-term loans as those due after five years from origination.

We provide credit to financial institutions to be loaned to borrowers engaged in the following activities:

•	Agriculture, Forestry, Horticulture and Fishing. This sector includes borrowers engaged in all types of agriculture production, forestry, horticulture and fishing. It also includes borrowers engaged in related businesses such as manufacturers and distributors of machinery, fertilizers and other goods used in farming, forestry and fishing and commercial and service businesses with close links to agriculture and forestry (for example, those trading in rural products, timber, livestock or agricultural equipment).

•	Food Industry. Eligible borrowers in this sector include businesses involved in the processing or distribution of food products in all market segments, including businesses in the commodity and luxury food industries and the food trade.

•	Rural Infrastructure. This category covers lending for activities intended to improve rural infrastructure, including drinking water treatment and distribution, sewage and waste treatment, land consolidation, environmental protection, public transportation, housing and job creation and protection in rural communities. As a rule, eligible projects must be in communities with populations of fewer than 50,000 persons.

•	Local Government Authorities in Rural Areas. Loans may also be made to local governments and other public agencies and authorities such as water and sewage treatment boards and other public utilities in communities with populations of fewer than 50,000 persons.

Although we provide credit to banks which make loans to borrowers engaged in these activities, we do not separately record in our financial statements the loan amounts that are extended by such banks for each of the above named activities.

Loans to Banks and Customers

We extend credit by making traditional loans and by purchasing the debt securities of German and other European Union banks. Our traditional loan portfolio consists primarily of standard promotional loans to financial institutions and accounted for 79.5% of our loan portfolio at December 31, 2006. For a further description of our traditional lending activities, see “– Loan Portfolio” below.

A major portion of our loans to non-financial institutions is the credit facility we have extended to the Federal Agency for Agriculture and Food (Bundesanstalt für Landwirtschaft und Ernährung) in connection with its implementation of European Union agricultural policies (see “– Short-Term Standard Promotional Loans” below).

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New Busines

     The following table shows our new loan commitments for medium- and long-term extensions of credit:

	For the Year Ended
	December 31,

	2006		2005

	(EUR in millions)
Loan commitments(1):	11,264		9,479
Standard promotional loans for agriculture and rural areas		4,183		3,353
Special loans for specific promotional purposes and assistance measures		2,717		2,759
Renewals		4,364		3,331
Securities	3,254		3,427

Total medium- and long-term extensions of credit	14,518		12,906

(1)	Loan commitments represent the volume of funds committed in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant periods pursuant to commitments made in prior periods.

Loan Portfolio

The following table shows, on an unconsolidated basis, the special loans for specific promotional purposes portion of our loan portfolio and the geographic placement of our standard promotional loans for agriculture and rural areas at December 31, 2006, and 2005.

	At December 31,

	2006	2005

	(EUR in millions)
Special loans for specific promotional purposes and assistance measures	11,944	10,460
Standard promotional loans for agriculture and rural areas:
Inside Germany	22,727	23,611
Outside Germany	23,505	21,058

Total	58,176	55,129

The following table provides, on an unconsolidated basis, a breakdown of our loan portfolio according to maturity at December 31, 2006, and 2005.

	At December 31,

	2006	2005

	(EUR in millions)
Loans to Financial Institutions:
Long-term (five years or more)	13,712	12,507
Medium-term (between one year and five years)	16,918	16,606
Short-term (less than one year)	25,590	24,403
Direct Loans:
Long-term (five years or more)	5	1
Medium-term (between one year and five years)	212	196
Short-term (less than one year)	1,739	1,416

Total	58,176	55,129

Our portfolio of traditional loans consists primarily of medium- and long-term standard promotional loans for agriculture and rural areas and special loans for specific promotional purposes and assistance measures. As noted above, we classify short-term loans as those due within one year from origination, medium-term loans as those due from between one year and five years from origination, and long-term loans as those due after five years from origination. Our loan portfolio at December 31, 2006, totaled €58.2 billion, an increase of 5.6% from €55.1 billion at December 31, 2005. At December 31, 2006, this loan portfolio represented 70.5% of our total assets.

Our standard promotional loans accounted for 79.5% of our loan portfolio at December 31, 2006, compared with 81.0% of our loan portfolio at December 31, 2005. It is composed of secured and unsecured loans to German and European Union public sector and private sector banks. Landesbanken, public sector universal banks, and Sparkassen, a type of public sector savings bank, are the principal German public sector banks to which we lend. Both originally benefited from institutional liability (Anstaltslast) and/or an explicit

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statutory guarantee (Gewährträgerhaftung) of their founders (typically local or regional German governments). According to the understanding dated July 17, 2001, between representatives of the Federal Republic and the Commission of the European Union on transitional rules with respect to state guarantees for Landesbanken and Sparkassen, Gewährträgerhaftung was abolished after a four year transitional period that lasted until July 18, 2005, and the Anstaltslast was replaced by a “normal commercial relationship” between the owners and the public financial institution concerned. The transitional arrangement provides that liabilities that were undertaken up to July 18, 2001, are covered by Gewährträgerhaftung until they mature. During the transitional period through July 18, 2005, the system of Anstaltslast and Gewährträgerhaftung could be maintained in their then-current form at that time. After this transitional period, any liability that still existed and was created after July 18, 2001, continues to be covered by Gewährträgerhaftung, provided its maturity does not exceed December 31, 2015. The foregoing understanding, however, does not affect Anstaltslast vis-à-vis Rentenbank. See “General – Relationship with the Federal Government.”

Generally, once a financial institution has qualified to be a borrower of our standard promotional loans, loans can be granted to that financial institution. For more information on our review process for approving borrowing banks, see “– Eligibility of Financial Institutions” below.

Our special loans for specific promotional purposes accounted for 20.5% of our loan portfolio at the end of 2006 compared with 19.0% of our loan portfolio at the end of 2005. They are composed exclusively of secured loans to German public sector and private sector banks. These special medium- and long-term loans are made to German banks which loan the proceeds to end-borrowers who meet the qualifications under one of our special lending programs designed to further agriculture-related policy goals. The interest rate on these loans is generally close to our own cost of funds and the terms and conditions of the corresponding loan made to the end-borrower are generally more favorable to the end-borrower than would otherwise be commercially obtainable.

Standard Promotional Loans

Borrowing terms on standard promotional loans are negotiated with each bank and reflect, among other things, an evaluation of the bank’s creditworthiness and prevailing market conditions. In our risk evaluation, we consider, among other things, the term of the loan, the creditworthiness of the bank, our existing credit exposure to the particular borrowing bank and, if applicable, the country risk. We conduct an annual review of roughly 1,300 private and public sector bank borrowers to ensure that these borrowers continue to meet minimum credit standards. Under the terms of our loans, we generally rely on the creditworthiness of the intermediate financial institution. See “– Credit Analysis”.

At December 31, 2006, approximately 58.6% of our loan portfolio was unsecured. Unsecured loans to German and other European Union private sector banks are made only after a thorough review of the borrowing bank’s creditworthiness.

We also make standard promotional loans to public and private sector banks located in other European Union countries. Although there is no legal restriction on the amount of funds we may lend into any one country, as a matter of internal policy we have set aggregate lending limits for each country of the European Union into which we lend. As of December 31, 2006, loans to non-German financial institutions comprised approximately 40.4% of the traditional loan portfolio and, in the year ended December 31, 2006, these loans represented about 35.3% of all new medium- and long-term standard promotional loans we extended in 2006.

Short-Term Standard Promotional Loans

Short-term loans are granted to both financial institutions and non-financial institutions. The bulk of our standard promotional lending consists of loans made to banks and other financial institutions in the wholesale markets.

Loans to the Federal Agency for Agriculture and Food (Bundesanstalt für Landwirtschaft und Ernährung or “BLE”), the Federal Republic’s agency responsible for implementing European Union agricultural policies, accounted for nearly all of our standard promotional short-term lending to non-financial institutions at December 31, 2006. Under our credit facility with BLE, we provide financing for the purchase and storage of commodity foodstuffs and animal feed. The credit extended to BLE is guaranteed by the Federal Republic. We also provide other financial services to BLE. See “– Activities on Behalf of the Federal Republic and State (Länder) Governments”.

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Special Loan Programs for Specific Promotional Purposes and Assistance Measures

Special loans for specific promotional purposes consist exclusively of medium- and long-term loans. These loans are extended under one of five special programs designed to further specific policy goals defined by our Advisory Board. In addition, we administer other special loan programs on behalf of the Federal Republic and some states (Länder). Borrowers must meet requirements to borrow under one of these programs. Unlike our standard promotional loans, under the special loan programs we review the end borrower’s eligibility. The final credit decision is made by the local bank (Hausbank) of the end borrower.

Through these special loans, we reduce the interest rates of our loans to specific groups in order to further our promotional objectives. These programs and their requirements include:

•	“Agriculture” and “Young Farmers” programs. Under these programs, we finance medium-and long-term loans to individual end-borrowers who (1) lease or own small farms, (2) meet the definition of a farming operation under the German tax code, and (3) in the case of the “Young Farmers” program, are up to 40 years of age. The use of these loan proceeds is restricted to purchasing or modernizing new farm equipment and buildings, purchasing new land or purchasing an existing farming operation. Loans under these programs are limited to €1,500,000 per person per year (approximately 30.0% of special loans made during the year ended December 31, 2006, were of this type);

•	“Environmental Protection and Sustainability” program. This program was introduced in July, 2005 to finance the conservation of natural resources as well as to improve animal welfare and consumer protection. Reducing environmental pollution in agriculture and promoting renewable energies are the primary goals, as well as providing sustainable improvement in livestock farming and providing financing for capital investments to promote a transparent and consumer-oriented food production process (approximately 17.1% of new special loans made during the year ended December 31, 2006);

•	“Rural Development” program. Under this program, we make available medium- and long-term loans to private individuals and companies for the preservation and restoration of agricultural buildings. The use of loan proceeds is restricted to restoring agricultural buildings (even if they are no longer used for farming activities), construction of buildings related to the improvement of cultural or recreational pursuits in rural areas (such as youth centers) and activities related to creating or retaining jobs in rural areas. Loans under this program are limited to €1,500,000 per organization or person per year (approximately 2.5% of special loans made during the year ended December 31, 2006, were of this type);

•	“Rural Structural Measures” program. Under this program, we make available medium- and long-term loans to rural municipalities for infrastructure development projects. The use of loan proceeds is restricted to improvements of local infrastructure such as the construction of waste treatment facilities, the development of regional tourism through the construction of parks, harbors, camp grounds and public baths and in some cases the enhancement of community services such as day care centers, fire protection, medical clinics and the energy supply. Loans under this program are limited to €7.5 million per entity per year (approximately 20.2% of special loans made during the year ended December 31, 2006, were of this type); and

•	Special loan programs on behalf of the Federal Republic and the states (Länder). Loans under these programs accounted for approximately 30.2% of new special loans made during the year ended December 31, 2006. The significant lending growth in 2006 was due to increased cooperation with some federal states’ development banks which used liquidity facilities for specific promotional purposes in their respective state.

Although we review the applications and the eligibility of the end borrower, special loans for specific promotional purposes are disbursed through local banks or other financial institutions that identify potentially qualified borrowers under one of our special loan programs. Participating financial intermediaries earn a fixed interest margin set by us (currently 0.75% p.a. which can be increased up to 1.75 % p.a. depending on the credit rating of the end-borrower and/or the value of security provided) on loans extended under the special loan programs. Special loans have maturities of four to more than 20 years and, in the case of loans of more than ten years, usually include an adjustable interest rate mechanism whereby we reset the interest rate after ten years. More than 50% of our special loans have an original maturity of more than ten years. Unlike standard promotional loans, special loans have been secured by both an assignment of the under lying loan and the creation in favor of Rentenbank of a security interest in the loan collateral or mortgage. Since April 1, 2001,

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new special loans have been secured by an assignment of the underlying loan and the right to require a transfer of the collateral in which the lending bank has a security interest.

Eligibility of Financial Institutions

Consistent with our purpose of providing financing to the agriculture, forestry, horticulture and fishing industries and rural development, we select financial institutions to whom we make loans based on their lending activities in these areas. In our review process, we generally exclude institutions which are clearly not involved in these areas, such as consumer finance institutions and investment banks. Of the remaining institutions, we review their annual reports and other documents to check the consistency of their activities with our purposes. If their lending activities are consistent with our purposes, they are approved as potential borrowers, subject to credit approval. For local and regional banks, we assume that these banks are involved in the development of their local rural areas, and they are included as potential borrowers.

Under our special loan programs for specific promotional purposes and assistance measures, we review the applications of the end borrowers and ensure their loan eligibility based on a review of their stated purpose for using the proceeds of the loan. Once approved, the loan is issued through one of the banks to which we lend. For a further description of our special loan programs, see “– Special Loan Programs for Special Promotional Purposes and Assistance Measures” above.

Securities Portfolio

In addition to our traditional loan portfolio, we are also active in providing financing through the purchase of debt securities of German and other European Union banks. The guidelines for our securities portfolio are similar to those we use for our loan portfolio. Just as we restrict loans to financial institutions active in the financing of the agriculture, forestry, horticulture, fishing industry and rural development in Germany and elsewhere in the European Union, we only purchase the debt securities of financial institutions active in these areas. At December 31, 2006, the securities portfolio accounted for 26.5% of total assets. Of our portfolio of debt securities, at December 31, 2006, 2.8% were issued by public issuers, compared to 3.1% at December 31, 2005. We value our securities portfolio on a strict lower of cost or market basis. See “Summary of Material Differences between German GAAP and U.S. GAAP”.

The following table shows the aggregate book value of our securities portfolio on an unconsolidated basis at December 31, 2006, 2005 and 2004.

Securities Portfolio

	At December 31,

	2006	2005	2004

	(EUR in millions)
From public issuers	604.0	634.2	395.3
From other issuers	21,226.7	19,540.0	16,885.8

Total securities	21,830.7	20,174.2	17,281.1

Subsidiaries

We hold interests in two affiliated companies: LR Beteiligungsgesellschaft mbH (“LRB”) and DSV Silo- und Verwaltungsgesellschaft mbH (“DSV”). LRB is a holding company that owns equity interests in DSV and DZ Bank AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main. We own 100% of LRB’s outstanding capital. At December 31, 2006, LRB had total assets of €245.9 million.

DSV is a holding company that owns equity interests in companies engaged in agriculture. LRB owns 100% of DSV’s outstanding capital. At December 31, 2006, DSV had total assets of €16.0 million.

Activities on Behalf of the Federal Republic and State (Länder) Governments

Our governing law requires us to allocate at least one-half of our net income, after allocations to the principal reserve and guarantee reserve, to a special fund (Zweckvermögen) that was formed pursuant to the Law on Agricultural Disencumbrances of March 25, 1952 (Gesetz zur Abwicklung der landwirtschaftlichen Entschuldung). We administer this fund as trustee for the Federal Republic. We issued loans from this fund as instructed by the Federal Minister for Food, Agriculture and Consumer Protection. These loans were granted

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for innovative research and development projects in the agricultural sector. Up to one-half of our remaining net income is allocated to a promotional fund (Förderungsfonds) the disbursement of which is determined by the General Meeting.

The Law on Agricultural Disencumbrances was repealed on October 26, 2001. By virtue of the Statute on the Special-Purpose Fund of the Federal Republic by Landwirtschaftliche Rentenbank and for Amendment of the Governing Law of Landwirtschaftliche Rentenbank (Gesetz über das Zweckvermögen des Bundes bei der Landwirtschaftlichen Rentenbank und zur Änderung des Gesetzes über die Landwirtschaftliche Rentenbank) dated August 12, 2005, a one-off withdrawal from the Special-Purpose Fund (Zweckvermögen) was included in the federal budget for the benefit of the agricultural disability insurance institution (landwirtschaftliche Unfallversicherung). The remaining portion of the funds in th e Special-Purpose Fund will continue to be available to Rentenbank to issue loans as instructed by the Federal Minister for Food, Agriculture and Consumer Protection.

We also act on behalf of a number of different states (Länder) and the Federal Republic in administering other sponsored loan programs. The state of Thuringia has appointed us to administer a number of programs through which agriculture-related borrowers in Thuringia receive sponsored loans. We earn a fee for administering the program and acting as conduit vehicle but otherwise have no credit exposure to any borrowers other than the state of Thuringia. We also administer sponsored agricultural and rural infrastructure lending for the states of Hesse, Hamburg and Baden-Württemberg. Furthermore, we continue to manage loans for the Federal Government for the financing of resettlement, building measures for old farms and the purchase of land, which were granted before the Joint Task for the Improvement of Agricultural Structures and Coastal Protection ( Gemeinschaftsaufgabe “Verbesserung der Agrarstruktur und des Küstenschutzes”) came into force in 1973.

In addition to providing BLE with financing, we act as agent for BLE in the placement of BLE promissory notes (Schuldscheindarlehen) with investors and provide BLE with current account facilities.

Sources of Funds

Our principal sources of funds are:

•	interbank loans and issuances in the capital and money markets, both domestic and international;

•	the participation in open market transactions with the European Central Bank (ECB); and

•	secured and unsecured loans and other funding transactions with German and international institutional lenders.

We are a continuous issuer of debt securities (Schuldverschreibungen).

In the domestic capital markets, we finance ourselves through a variety of different instruments, including short-term money market transactions, medium- to long-term promissory notes (Schuldscheindarlehen), registered bonds (Namensschuldverschreibungen) and bearer bonds and notes (including bearer bonds with maturities of greater than 10 years and those with maturities of less than 12 months). The registered bonds and notes are secured debt which is covered by a pool of eligible assets that must comply with Section 13 of the Law Governing Landwirtschaftliche Rentenbank. These assets include covered bonds or debentures issued in accordance with the German Pfandbrief Act (Pfandbriefgesetz), loans to dome stic statutory corporations (Körperschaften) and certain public institutions (Anstalten des öffentlichen Rechts) and loans for which adequate banking collateral exists. The total amount of the bonds issued by the Bank must at all times be covered by assets that have a value equal to the amount of the nominal value and the interest. At December 31, 2006, we had €16.7 billion worth of assets available for use to secure debt we issued, of which €8.9 billion was already designated as collateral for our secured debt instruments. Accordingly, at December 31, 2006, we had the capacity to issue an additional €7.7 billion of secured debt instruments. Additionally, we have established a reserve for the purpose of providing an additional source of collateral for the issuance of secured debt. Secured debt instruments are placed p redominantly with domestic investors.

We also obtain funding in the international capital markets, both through various issuing programs and through stand-alone issuance of various types of unsecured notes and debentures. The issuing programs include a €50 billion Euro Medium-Term Note Program, a €10 billion Commercial Paper Program and an A$10 billion Australian Dollar Domestic Medium-Term Note Program. We also have shelf registrations in Japan for primary offerings (Samurais) and secondary offerings (Uridashis), and a shelf registration in the United States for debt securities.

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The international capital markets represent an increasingly important source of financing for us. In the year ended December 31, 2006, we issued the equivalent of €10.7 billion of Euro Medium-Term Notes, €23.0 billion of Euro Commercial Paper, €0.8 billion of AUD-Medium-Term Notes and approximately €3.8 billion of SEC registered debt securities. Because our loan portfolio is denominated predominantly in euro, we issue debt securities in other currencies principally to diversify our investor base and to obtain cost effective funding on a hedged basis. We use derivative instruments to hedge our currency and interest rate exposure in connection with such issuances. On very few occasions, we have invested foreign currency proceeds in securities or other assets denominated in the same currency as the relevant debt obligation. See “– Risk Management and Derivatives” below.

With respect to the domestic and international capital markets, the following table shows our sources of funds on an unconsolidated basis and, categorized by type of instrument, during each of the years indicated. We classify almost all instruments issued in the international capital markets as unsecured bearer bonds.

	At December 31,

	2006	2005	2004

	(EUR in millions)
International Loans / Promissory notes	822.1	863.9	1,235.3
Registered bonds (Namensschuldverschreibungen)	6,818.6	7,270.4	7,550.2
Bearer bonds:
Secured	1,636.1	2,330.1	2,566.5
Unsecured*	62,775.2	54,204.6	50,207.4

Total	72,052.0	64,669.0	61,559.4

* Includes SEC registered bonds and bonds offered and sold pursuant to Rule 144A under the Securities Act, and registered bonds issued under the Australian Dollar Domestic Medium-Term Note Program.

Liabilities to Customers

Our liabilities primarily consist of debt securities, liabilities to banks and liabilities to customers. See “– Sources of Funds” above and “Management’s Comments on the Consolidated Financial Statements – Sources of Funds” for a description of our funding activities related to debt securities and our liabilities to banks. Approximately 90.8% of our liabilities to customers consist of registered bonds, international loans and promissory notes that are purchased by insurance companies. The remaining amount of liabilities to customers consists of liabilities to individual German states, or Länder, as well as other local governments. These liabilities are uncertificated and arise from credit accounts with these governments.

Risk Management and Derivatives

Our treasury department has responsibility for our risk management system and is overseen directly by the Board of Managing Directors. The treasury department applies for and the Board of Managing Directors determines market and liquidity risk exposure limits. Daily reports are generated by the risk control department, which analyzes whether our money market, loan and securities portfolios are within market and liquidity risk limits prescribed by the Board of Managing Directors. The market risk report analyzes the effect on our trading, liquidity and credit portfolio of a putative 100 basis points upward shift of the yield curve and must be acknowledged daily by the treasury department and a member of the Board of Managing Directors. With respect to liquidity risk, our exposure is never greater than the amount of our eligible collateral for open market transactions with the European Central Bank. The loan division applies for, and the board approv es, the counterparty credit limits for derivatives. Credit risk, including counter-party credit risk, is monitored on a bank-wide basis as part of our annual review of borrowing customers. See “– Standard Promotional Loans”.

We use derivative instruments, such as swaps, forward contracts and options almost exclusively as part of our asset and liability risk management program. Purchases and sales of derivative instruments are made for hedging purposes in an effort to match as closely as possible the currency, duration and interest rate basis of our assets and liabilities. No derivative activities are undertaken on behalf of clients. Risks are analyzed in accordance with the Banking Act which requires adequate capital coverage for securities transactions, transactions in derivative products and foreign exchange transactions. See “Supervision and Regulation”.

Pursuant to the Banking Act we are obliged to maintain an adequate risk management which needs to ensure that the risk load capacity for credit, market-price, liquidity and operational risks are covered at all times. Based on our calculations our total capital permanently exceeds our risk profile.

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Credit Analysis

We examine whether credit should be extended in response to direct inquiries either from potential borrowers themselves or from third parties such as other banks or brokers. This examination includes whether we can provide funds based on the applicable laws and regulations that govern Rentenbank.

An application for credit and creditworthiness is judged on the basis of a diverse set of documents including business reports, ratings letters and our own credit analysis. Approval for the extension of credit is made in compliance with our own credit approval regulations. Only after this approval are transactions allowed to go forward.

Foreign Currency Risks

In 2006, we issued debt securities in thirteen different currencies. Approximately 53.8% of this borrowing was denominated in a currency other than euro. Because our loan business is denominated almost exclusively in euro, we have avoided any exchange-rate risk by swapping the proceeds from foreign denominated issues virtually exclusively into euro through so-called cross-currency swaps.

As we only lend inside the European Union, we have no direct exposure to credit risk associated with emerging market countries. In 2006, only 1.0% of our lending (standard promotional loans) was denominated in a currency other than euro.

Liquidity Management

We manage our liquidity requirements by projecting our expected liquidity on a daily basis. Each day, we compile a projection of our net liquidity balance for each day of the coming twelve months. We also produce a projection of assets in our central clearing account with the German Central Bank (Deutsche Bundesbank) eligible for borrowing under the standing facilities of the European Central Bank. Among these facilities is the European Central Bank’s marginal lending facility. Under this facility, we have an account with theDeutsche Bundesbank which has assets designated for use as collateral against which the European Central Bank would automatically extend credit if there was negative liquidity in our account. This standing facility allows us to obtain overnight liquidity from the European Central Bank, according to the amount of our eligible assets. The interest rate on the marginal lending facility normally provides a ceiling for the overnight market interest rate we would be forced to pay. We have used this facility occasionally in the past to cover daily liquidity deficits.

Our cash reserves consist of cash in hand and the balance of our central clearing account with theDeutsche Bundesbank which reflects our obligation to hold minimum reserves in line with the requirements of the European Central Bank.

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CAPITALIZATION

The following table shows Rentenbank’s capitalization on a consolidated basis as of December 31, 2006. Long-term debt includes all borrowings and bonds issued with remaining maturities in excess of one year.

As of
December 31, 2006

(EUR in millions)(1)

Long-term debt from:
Banks	3,107
Other lenders	3,624

Total long-term borrowings	6,731
Bonds	45,715

Total long-term debt	52,446

Subordinated liabilities	1,071
Fund for general banking risks	981
Equity:
Subscribed capital	135
Reserves(2)	693

Total equity	828

Total capitalization	55,326

(1)	On May 15, 2007, the noon buying rate for cable transfers in New York City payable in euro was $1.3603 per €1.00.
(2)	Includes principal reserve, guarantee reserve, other reserves, differences from capital consolidation and net profit for the year.

As of December 31, 2006, Rentenbank’s Core Capital (or Tier I) ratio amounted to 10.7% and its Supplementary Capital (or Tier II) ratio amounted to 6.1%. For a discussion of capital adequacy requirements under the Banking Act, see “Supervision and Regulation – Capital Adequacy Requirements”.

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MANAGEMENT

Pursuant to our governing law we have three principal governing bodies: the Board of Managing Directors (Vorstand), the Advisory Board (Verwaltungsrat) and the General Meeting (Anstaltsversammlung). The business address of each of the members of the Board of Managing Directors and the Advisory Board named below is Hochstrasse 2, 60313 Frankfurt am Main, Federal Republic of Germany.

Board of Managing Directors

The Board of Managing Directors is responsible for the day-to-day conduct of our business and the administration of our assets in accordance with the governing law and represents us in dealings with third parties and the judiciary. According to our statutes, the Board of Managing Directors is required to deliver to the Advisory Board on a quarterly basis a written report on the business and financial condition of Rentenbank. In accordance with the general guidelines for the granting of loans which have been established by the Advisory Board, the Board of Managing Directors is required to report semi-annually to the loan committee (Kreditausschuss) of the Advisory Board regarding the development of unsecured credit and large exposures pursuant to the German banking regulations.

The Board of Managing Directors is comprised of at least two members. Its members are appointed, and may be withdrawn by, the Advisory Board by a two-thirds majority. The appointment of members of the Board of Managing Directors requires the prior approval of the Supervising Authority.

The members of the Board of Managing Directors are:

Dr. h. c. Uwe Zimpelmann, Speaker (Vorstandssprecher)
Mr. Hans Bernhardt (as of June 1, 2006)
Mr. Hans Jürgen Ploog
Dr. Horst Reinhardt (as of January 1, 2007)

Dr. Horst Reinhardt, head of the treasury department at Rentenbank, was appointed by the Advisory Board to the Board of Managing Directors as a deputy member effective January 1, 2007 and as a full member effective October 1, 2007.

Dr. Zimpelmann has announced his wish to retire on September 30, 2007 at the age of 64 which has been accepted by the Advisory Board.

Dr. Zimpelmann is chairman of the Supervisory Board of Lohmann & Co. AG, Rechterfeld, a member of the Supervisory Board of DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main and a member of the Advisory Board of Würth Group. Mr. Ploog is a member of the Supervisory Board of Wüstenrot Bank AG Pfandbriefbank, Ludwigsburg. DZ Bank AG and Wüstenrot Bank AG Pfandbriefbank are borrowers of Rentenbank with existing loans outstanding. Other than the foregoing, Rentenbank is not aware of any conflicts or potential conflicts of interest between the duties of each member of the Board of Managing Directors to Rentenbank and such member’s private interests or other duties.

Advisory Board

The Advisory Board supervises, and appoints members to and is entitled to remove members from, the Board of Managing Directors. It may issue general and specific instructions to the Board of Managing Directors. In particular, the Advisory Board approves Rentenbank’s annual report, adopts corporate governance principles, establishes general guidelines for the granting of loans, and allocates reserves consistent with the governing law. Furthermore, the Advisory Board adopts and may amend Rentenbank’s statutes (Satzung) with the approval of the Supervising Authority. In addition, the following actions require the approval of the Advisory Board: the issuance of bearer debentures, the acquisition and sale of investments, the purchase and sale of land and buildings, approval of employment contracts involving annual compensation above a threshold determined by th e Administrative Committee of the Advisory Board (Verwaltungsausschuss), and the issuance of pension guidelines. The Advisory Board must meet at least semi-annually.

The Advisory Board may delegate certain authorities to committees thereof. Rentenbank’s statutes require the Advisory Board to form an administrative committee concerned with legal and administrative matters, a loan committee concerned with loan and investment matters, an audit committee (Bilanzausschuss) concerned with financial and accounting matters, and an expert committee concerned with the allocation of retained earnings.

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The Advisory Board has 18 members, one of whom is the Federal Minister of Food, Agriculture and Consumer Protection. Eight of the members of the Advisory Board represent agricultural and food organizations, six of whom are appointed by the not-for-profit German Farmers’ Association (Deutscher Bauernverband e.V.), one of whom is appointed by the not-for-profit Farmers’ Mutual Savings Institution (Deutscher Raiffeisenverband e.V.) and one of whom is appointed by the various food organizations. Further, three members are ministers of agriculture of various German states (Bundesländer), one member each represents the Federal Ministry of Food, Agriculture and Consumer Protection and the Federa l Ministry of Finance. One member represents the not-for-profit trade unions. Finally, three members are elected as representatives of credit institutions or other credit experts.

The following is a list of the members of the current Advisory Board:

Chairman:	Präsident Gerd Sonnleitner, Deutscher Bauernverband e.V., Berlin

Deputy Chairman:	Horst Seehofer, Bundesminister für Ernährung, Landwirtschaft und Verbraucherschutz, Berlin

Representatives of the not-for-profit agricultural and food organizations:	Generalsekretär Dr. Helmut Born, Deutscher Bauernverband e.V., Berlin

Präsident Udo Folgart, Landesbauernverband Brandenburg e.V., Teltow/Ruhlsdorf

Präsident Werner Hilse Landvolk Niedersachsen - Landesbauernverband e.V., Hannover

Präsidentin Erika Lenz, Deutscher Landfrauenverband e.V., Berlin

Präsident Franz-Josef Möllers Westfälisch-Lippischer Landwirtschaftsverband e.V., Münster

Representative of the not-for-profit Farmers’ Mutual Savings Institution:	Präsident Manfred Nüssel, Deutscher Raiffeisenverband e.V., Bonn

Representative of the Food Industry:	Präsident Bruno Fehse Bundesverband der Agrargewerblichen Wirtschaft e.V. Bonn

State Ministers of Agriculture or their permanent official representatives:(1)

Baden-Württemberg:	Peter Hauk MdL, Minister für Ernährung und Ländlichen Raum des Landes Baden-Württemberg, Stuttgart

Thuringia:	Dr. Volker Sklenar, Minister für Landwirtschaft, Naturschutz und Umwelt des Freistaates Thüringen, Erfurt

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Lower Saxony:	Hans-Heinrich Ehlen, Minister für den Ländlichen Raum, Ernährung, Landwirtschaft und Verbraucherschutz des Landes Niedersachsen, Hannover

Representative of the not-for-profit Trade Unions:	Hans-Joachim Wilms, Stellvertretender Bundesvorsitzender der IG Bauen-Agrar-Umwelt, Berlin

Representative of the Ministry of Food, Agriculture and Consumer Protection:	Ministerialdirektor Dr. Jörg Wendisch, Bundesministerium für Ernährung, Landwirtschaft und Verbraucherschutz, Bonn

Representative of the Ministry of Finance:	Ministerialdirigent Berthold Leber, Bundesministerium der Finanzen, Berlin

Elected Specialists:	Dr. Rolf-E. Breuer, former Sprecher des Vorstands and former Vorsitzender des Aufsichtsrates der Deutsche Bank AG, Frankfurt am Main

Dr. Ulrich Brixner, Vorsitzender des Beirats der DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main

Dr. Thomas R. Fischer, Vorsitzender des Vorstandes der WestLB AG, Düsseldorf

(1)	The Bundesrat, the upper house of Germany’s parliament, has established a rotational system pursuant to which every two years a different set of German states is represented on our Advisory Board.

Rentenbank is not aware of any conflicts or potential conflicts of interest between the duties of each member of the Advisory Board to Rentenbank and such member’s private interests or other duties.

General Meeting

The General Meeting advises the bank in matters of the promotion of agriculture and rural areas as well as on general agricultural and business policy issues. Furthermore, it decides on the appropriation of the promotional fund in accordance with our governing law. The General Meeting receives reports of the Board of Managing Directors on our business activities and of the Advisory Board on resolutions adopted by the Advisory Board. According to our governing law, each year a General Meeting must be held.

The General Meeting consists of 28 members representing owners and lessees of land subject to our land charges. The German states (Bundesländer) of Baden-Württemberg, Bavaria, Brandenburg, Hesse, Mecklenburg-West Pomerania, Lower Saxony, North Rhine Westphalia, Rhineland-Palatinate, Saxony, Saxony-Anhalt, Schleswig-Holstein and Thuringia each appoint two members to the General Meeting, and the states of Berlin, Bremen, Hamburg and Saarland each appoint one member.

Corporate Governance

In November, 2004 the Advisory Board approved certain corporate governance principles for Rentenbank that regulate the conduct of its management. As a result, Rentenbank has voluntarily submitted to the relevant principles set forth in the German Corporate Governance Code. These principles include the regulation of conflicts of interest, compensation of members of the Board of Managing Directors and the Advisory Board, transparency and disclosure obligations and accounting and audit. Compliance with the German Corporate Governance Code is required by all German publicly-traded companies and recommended to all other German companies. Because Rentenbank is an institution established under public law, certain principles set forth in the German Corporate Governance Code, including principles governing the relationship with and meetings of shareholders, are not applicable to Rentenbank.

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EMPLOYEES

At December 31, 2006, we had 197 employees. Of these, 173, or 87.82% of our workforce, were commercial employees (kaufmännische Angestellte). The remaining 24 employees, or 12.18%, were industrial employees (gewerbliche Angestellte), working as kitchen staff, janitors, tradesmen and drivers. 111 employees, or 56,35% of our total staff, are covered by a collective bargaining agreement.

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SUPERVISION AND REGULATION

General

Our governing law provides explicitly for our responsibility for the promotion of agriculture and its related areas and of rural areas including the sale and warehousing of agriculture and food products, the environmental protection related to agriculture, the promotion of renewable energy and resources, the diffusion of organic agriculture and the promotion of agriculture related consumer protection and animal protection. With the adoption of the Restructuring Law effective as of August 22, 2003, several changes were made to our governing law principally in order to clarify our permissible activities.

Federal influence on Rentenbank as a federal development bank is being exerted by Federal Government representation on the Advisory Board. The Minister of Food, Agriculture and Consumer Protection is deputy chairman of and representatives from the Federal Ministry of Food, Agriculture and Consumer Protection and the Federal Ministry of Finance are members of the Advisory Board.

In addition, Rentenbank is subject to the supervision of the Federal Ministry of Food, Agriculture and Consumer Protection which exercises its supervision in concert with the Federal Ministry of Finance. The statutory function of the Supervising Authority is to ensure that the operations of Rentenbank adhere to public interest in the promotion of agriculture and rural areas, and are in compliance with German law. The Supervising Authority may request information regarding our operational matters, inspect our books and records and participate in all Advisory Board meetings and General Meetings with the authority to issue motions and to comment on topics at such meetings. In addition, the Supervising Authority has the authority to schedule a meeting of any of our three governing bodies and is authorized to prevent the implementation of any resolution that is against public interest or violates German law.

In accordance with our governing law, Rentenbank may issue registered bonds and notes that are secured debt covered by a pool of eligible assets in accordance with Section 13 of the Governing Law. These assets include covered bonds or debentures issued in accordance with the German Pfandbrief Act (Pfandbriefgesetz), loans to domestic statutory corporations (Körperschaften) and certain public institutions (Anstalten des öffentlichen Rechts) and loans for which sufficient collateral exists. Our total capacity to issue secured debt is based on the amount of our assets available for use as collateral for these debt securities. After consultation with Rentenbank, the Supervisory Authority nominates a trustee (Treuhänder) and a deputy trustee. It is the responsibility of the trustee to ensure that issuance, administration and security of such bonds comply with the legal and regulatory requirements and the terms and conditions of the bonds. The current trustee is the senior government official Mr. Wolfgang Reimer and the current deputy is the senior government official Mr. Karl-Heinz Tholen.

We are authorized to carry on the types of banking business which are set forth in our governing law. We are subject to the requirements of the Banking Act and are supervised and regulated by BaFin and by the German Central Bank (Deutsche Bundesbank).

Regulation by BaFin

BaFin is an independent federal authority supervised by the Federal Ministry of Finance. BaFin is authorized to issue certain regulations and guidelines implementing the provisions of the Banking Act and other laws affecting banks, including Rentenbank. The regulations issued by BaFin set forth important regulatory requirements, including principles relating to capital adequacy and liquidity requirements (the “Principles”). Effective as of January 1, 2007, however, the Principles were replaced by the Regulation concerning the Capital Adequacy of Institutions, Groups of Institutions and Finance Holding Groups (Verordnung über die angemessene Eigenmittelausstattung von Instituten, Institutsgruppen und Finanzholding-Gruppen or the “Solvency Regulation”) and the Regulation concerning the Liquidity of the Institutions (Verordnung über die Liquidität der Institute or the “Liquidity Regulation”), promulgated by the Federal Ministry of Finance to implement certain provisions of the Banking Act. See “– Capital Adequacy Requirements” and “– Liquidity and Other Regulatory Requirements” below.

The Banking Act implements certain recommendations on banking supervision issued by the Basel Committee on Banking Supervision and implements certain directives of the European Union relating to banks. Under the Banking Act, every entity that is engaged in one or more of the financial activities defined therein as “banking business” (Bankgeschäfte) is subject to the licensing requirements and other provisions of the Banking Act, unless specifically exempted therefrom. BaFin supervises the operations of banks to ensure that they conduct their business in accordance with the provisions of the Banking Act, including, in particular,

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compliance with capital adequacy and liquidity requirements, lending limits and restrictions on certain other activities.

Regulation by the Deutsche Bundesbank

BaFin carries out its supervisory role in close cooperation with the Deutsche Bundesbank, the German central bank. BaFin must generally consult with the Deutsche Bundesbank before promulgating general rules and regulations. The promulgation of specified rules and regulations, however, such as the Principles, requires the prior consent of the Deutsche Bundesbank. The Deutsche Bundesbank is also responsible for organizing the collection and analysis of periodic and other reports from banks such as Rentenbank.

Capital Adequacy Requirements

Under the German risk-based capital adequacy rules set out in the Banking Act and the Solvency Regulation, banking institutions such as Rentenbank must be endowed with adequate own funds (Eigenmittel), subject to certain risk-adjustments, as described below. These rules implement certain provisions of the recast EC Directives 2006/48/EC (relating to the taking up and pursuit of the business of banking institutions) and 2006/49/EC (on the capital adequacy of investment firms and banking institutions), which in turn are based on the recommendations of the Basel Committee on Banking Supervision.

Pursuant to the Solvency Regulation, a banking institution such as Rentenbank has adequate own funds provided that it satisfies (i) the capital requirements as to name-related risks (Adressrisiken with respect to material idiosyncratic differences between similar but not identical positions) and operational risks as well as (ii) the own funds requirements for market risks at the close of business of each day.

The own funds requirements as to name-related risks and operational risks are satisfied, provided that the aggregate sum of the name-related risks and operational risks does not exceed the modified available capital of the institution, as calculated in accordance with the Banking Act and the Solvency Regulation. The aggregate amount of the name-related risks is calculated on the basis of either the standard approach as to credit risks (Kreditrisiko-Standardansatz) in accordance with the Solvency Regulation or on the basis of an alternative approach based on internal ratings (if approved by BaFin in cooperation with Deutsche Bundesbank). The standard approach as to credit risks provides for a sliding scale of specific risk weighting categories. For example, credits extended to the Fede ral Republic of Germany or to Deutsche Bundesbank are assigned a risk weighting of 0%. Investment interests associated with a particularly high risk may be allocated a risk weighting of 150% or more by BaFin.

The capital requirements as to market risks are satisfied, provided that the aggregate amount of the market risk exposures (and any amounts allocated to option transactions) does not exceed the sum of the modified available capital (as reduced by the amount of the capital requirements as to name-related risks and operational risks) and third ranking capital funds (Drittrangmittel) within the meaning of section 10 paragraph 2c of the Banking Act, i.e., net trading profits and funds obtained by way of assumption of subordinated short term debt) available at the close of business of each day.

Certain factors such as bonds held by the banking institution that have been issued by certain public bodies or third party guarantees granted by public bodies have been recognized by the Solvency Regulation as reducing the relevant risk items.

Under the Banking Act’s provisions on consolidated supervision, the capital adequacy rules must not only be met by a banking institution separately, but also by the banking institution and all groups of such institutions (which include without limitation entities that are 20% or more directly or indirectly owned by the banking institution), groups of financial holdings and financial conglomerates on a consolidated basis, if certain other conditions are met.

Until January 1, 2008, a banking institution may opt-out of the above adequacy principles to a certain extent and adhere to certain risk-based capital adequacy rules presently applicable.

We meet the risk-based capital adequacy rules of the Banking Act. The core of our counterparts are banks (we have no corporate or retail business). Therefore, we expect no substantial effects concerning our risk weighted assets.

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Liquidity and Other Regulatory Requirements

Pursuant to the liquidity principles set out in the Banking Act and the Liquidity Regulation, banking institutions must hold their assets in a way that adequate liquidity is ensured at all times. Under these principles, we must maintain sufficient liquidity to meet our pending payment obligations.

At the end of each month, a banking institution shall evaluate whether its liquidity is sufficient based on a liquidity figure (Liquiditätskennzahl). The liquidity figure represents the relation between the means of payment (cash and certain cash equivalents) available in the following maturity periods and the payment obligations which may arise during the same periods (subject to certain adjustments): (i) up to one month; (ii) more than one and up to three months; (iii) more than three and up to six months; and (iv) more than six and up to 12 months. Liquidity is considered sufficient if the liquidity figure is not below 1.0 in any case. Banks must calculate their liquidity monitoring figures at the end of each month. These figures are filed with Deutsche Bundesbank, which then transmits them to BaFin.

Under the Banking Act, a bank’s large credit (Großkredite) exposures to a single borrower or connected group of borrowers that equal or exceed 10% of the bank’s Regulatory Liable Capital are subject to a number of restrictions. These essentially consist of the following:

•	these exposures may not exceed in the aggregate eight times the bank’s Regulatory Liable Capital;

•	no single large exposure may exceed 25% of the bank’s Regulatory Liable Capital; and

•	no single large exposure to a bank’s unconsolidated affiliate may exceed 20% of the bank’s Regulatory Liable Capital.

The limitations on large credit exposures are applied on a risk-adjusted basis in a manner similar to the application capital adequacy rules described above.

The limitations on large credit exposures also apply to a bank and all other companies that form a group with a bank (as discussed under “– Capital Adequacy Requirements” above), on a consolidated basis. To determine whether a group has a large exposure, the exposures by the members of the group to one borrower are fully consolidated and are measured against the consolidated Regulatory Liable Capital of the group. The consolidated limitation of large credit exposures only applies if an exposure of one member of the group is equal to or exceeds 5% of that member’s Regulatory Liable Capital.

Until January 1, 2008, a banking institution may opt-out of the above liquidity principles to a certain extent and adhere to the liquidity principles applicable so far.

Audits

Under German law, Rentenbank itself and its consolidated group must both be audited annually by a certified public accountant (Wirtschaftsprüfer) who is appointed by our Advisory Board with the consent of the Supervising Authority. BaFin must be informed of and may reject this appointment. Under the Banking Act, a bank’s public accountant is required to inform BaFin of any facts coming to his or her attention which give reason to deny or qualify the certification of the bank’s annual financial statements or materially adversely affect the financial position of the bank, as well as of any material breach by the bank’s management of the law or the bank’s articles of association.

The certified public accountant is required to prepare annually a detailed and comprehensive longform audit report, which is submitted to our Board of Managing Directors and Advisory Board, BaFin and the Deutsche Bundesbank. The contents of the report are prescribed in a regulation issued by BaFin. In the report the certified public accountant must confirm that the bank has complied with, inter alia:

•	the regulatory reporting requirements;

•	the large credit exposures calculations;

•	the limitations on the extension of credit to related companies;

•	the principles as to capital adequacy and liquidity; and

•	regulations concerning the prudential granting of credit.

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The audit report must also discuss in detail certain large or important credit exposures and confirm compliance with certain provisions of the Banking Act.

BaFin also requires that the long-form audit report discuss and analyze the method by which the bank determines the risk of a change in interest rates. The audit report must match assets and liabilities bearing interest at fixed rates according to maturity and assets and liabilities bearing interest at floating rates according to interest periods. The audit report must also explain the effect of a change of interest rates on the unmatched portion of such assets and liabilities, respectively.

Reporting Requirements and BaFin Powers of Enforcement

To enable BaFin and the Deutsche Bundesbank to monitor compliance with the Banking Act and other applicable legal requirements and to obtain information on the financial condition of the German banks, BaFin and the Deutsche Bundesbank require the routine, periodic filing of information.

Each bank must file, annually, audited financial statements on a consolidated and unconsolidated basis and, monthly, balance sheet and statistical information and compliance statements regarding the risk-based capital adequacy rules. Each bank must file quarterly statements regarding loans of €1.5 million or more, including syndicated loans exceeding this amount regardless of the reporting bank’s share. In addition, quarterly and annual information in relation to the capital adequacy principles must be filed with Deutsche Bundesbank. Further, each bank must notify BaFin and the Deutsche Bundesbank immediately of certain organizational changes, certain acquisitions and dispositions and changes in equity investments, changes in the bank’s capitalization and changes in si gnificant shareholdings in the bank.

To secure compliance with the Banking Act and the regulations issued thereunder, BaFin and the Deutsche Bundesbank may require information and documents from a bank. BaFin may also conduct investigations of a bank without having to give any particular reason. In addition, BaFin can attend meetings of the bank’s supervisory board and may require such meetings to be convened. BaFin also conducts audits of banks on a random basis as well as in special circumstances.

If a bank holds a significant interest in other domestic or foreign banks or other companies that form a group with the bank for German regulatory purposes, the bank must have access to information as to the capital and the large credit exposures of these other companies in order to comply with the requirements of the Banking Act (and regulations issued thereunder) with respect to risk-based capital adequacy and limitations on large credit exposures, including the requirements which provide for reporting on a consolidated basis. The Banking Act obliges German companies that are part of a group for German regulatory purposes to provide this information to the German parent bank and obliges the German parent bank to agree with foreign companies that are part of its group on the supply of appropriate information. If it is not possible for the parent bank to obtain from a company information necessary for the consolidation procedure, the book value of the investment in the company must be deducted when computing the Regulatory Liable Capital of the parent bank.

In the event that BaFin discovers irregularities, it has a wide range of enforcement powers. BaFin can challenge the qualifications of a bank’s management. If the Regulatory Liable Capital of a bank is not adequate, or if the liquidity requirements are not met and the bank has failed to remedy the deficiency within a period determined by BaFin, BaFin may prohibit or restrict the withdrawal of capital, the distribution of profits or the extension of credit. These prohibitions also apply to the parent bank of a group for bank regulatory purposes if the Regulatory Liable Capital of the members of the group does not meet the legal requirements. If the liquidity requirements are not met, BaFin may also prohibit further investments in illiquid assets.

If a bank is in danger of defaulting on its obligations to creditors, BaFin may take emergency measures to avert default. These measures may range from the issuance of instructions to the management of the bank to the revocation of the bank’s license and closing of the bank, the prohibition of payments and disposals of assets, the suspension of customer services, and the acceptance of payments other than in payment of debt owed to the bank.

Violations of the Banking Act may result in criminal and administrative penalties.

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FINANCIAL SECTION

FINANCIAL STATEMENTS AND AUDITORS

The accounts of Rentenbank are prepared in accordance with German GAAP. See “Notes to Financial Statements”. German GAAP emphasizes the concepts of “a true and fair view” in the presentation of the statements to protect the interests of creditors. As a consequence, German GAAP permits credit institutions like Rentenbank to create general reserves which, in accordance with German law, are not disclosed. Our balance sheet and profit and loss accounts were prepared in accordance with regulations under the Bank and Financial Services Companies Accounting Regulations (Verordnung über die Rechnungslegung der Kreditinstitute und Finanzdienstleistungsinstitute). Under these regulations, borrowed funds are broken down according to remaining terms and in four maturity segments.

Pursuant to Section 9 of Rentenbank’s Statutes, the annual financial statements of Rentenbank are to be examined by a Wirtschaftsprüfer (certified public accountant) who is appointed by the Advisory Board with the consent of the Supervising Authority. The public accountant’s long-form audit report (Prüfungsbericht) serves as the basis for the audit of the General Accounting Office (Bundesrechnungshof).

Rentenbank’s external auditors are Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, Frankfurt am Main.

The annual audit is conducted in accordance with German GAAP. In the case of an institution directly under the federal government's supervision, such as Rentenbank, the scope of the audit is extended to meet the requirements of the Budgeting and Accounting Act (Haushaltsgrundsätzegesetz). Such Act requires that the audit and the resulting report be designed in such a way that enables the Advisory Board, the supervisory authority, and the General Accounting Office to form their own opinion and take action as and when required. One of the specific aspects to be covered by the extended audit and the audit report is the proper conduct of Rentenbank’s business by its management.

In accordance with § 340(h) of the German Commercial Code (HGB), foreign currency amounts were converted and valued on the balance sheet date. Where foreign currency was set up to hedge interest and interest currency swap transactions, they are valued as a single unit.

In 2006, Landwirtschaftliche Rentenbank again prepared consolidated accounts with LR Beteiligungsgesellschaft mbH, Frankfurt am Main, and DSV Silo- und Verwaltungsgesellschaft mbH, Frankfurt am Main. In view of the fact that all other companies affiliated with the bank or group are immaterial in terms of the bank’s net worth, earnings and financial position and in the absence of any sustained investment intentions, their inclusion in the consolidated financial statements has been waived in accordance with § 296 of the German Commercial Code (HGB).

The consolidated accounts were drawn up uniformly in accordance with the accounting and valuation methods authorized for the bank. The method used for capital consolidation was the book value in accordance with § 301(1)1 of the German Commercial Code (HGB).

The date of the first inclusion of the subsidiary LR Beteiligungsgesellschaft mbH (“LRB”) in the consolidated accounts in 1993 was used for the transfer of asset values. As of December 31, 2006, LRB had total assets of €245.9 million.

The date of the first inclusion of the subsidiary DSV Silo- und Verwaltungsgesellschaft mbH, Frankfurt am Main (“DSV”), in the consolidated accounts in 1998 was also used for the transfer of asset values. As of December 31, 2006, DSV had total assets of €16.0 million.

The consolidation of LRB and DSV has produced a total difference on the liability side of €23.8 million, which has the character of a reserve. In the consolidated accounts, the net earnings brought forward of LRB are shown under “other reserves”.

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SUMMARY OF MATERIAL DIFFERENCES
BETWEEN GERMAN GAAP AND U.S. GAAP

The financial statements and the consolidated financial statements of Rentenbank have been prepared in accordance with the German Commercial Code (HGB) and the more specific requirements of the Accounting Regulation for Banks and Financial Service Institutions (Verordnung über die Rechnungslegung der Kreditinstitute und Finanzdienstleistungsinstitute - the “Bank Accounting Regulation”), as well as various additional practices, laws and regulations of the Federal Republic of Germany (collectively “German GAAP”). German GAAP emphasizes the principle of prudence (Vorsichtsprinzip) in the presentation of the financial statements to protect the interests of creditors.

As a result, Rentenbank’s financial statements and consolidated financial statements included in this annual report may differ substantially from financial statements prepared in accordance with accounting principles generally accepted and financial reporting practices followed in the United States (“U.S. GAAP”). Rentenbank is not required to prepare or present financial statements in accordance with accounting and reporting practices and principles followed in the United States.

The following is a summary of material differences between German GAAP and U.S. GAAP as of the dates of Rentenbank’s financial statements and consolidated financial statements included in this annual report. It should not be taken as exhaustive of all differences. No attempt has been made to identify all disclosures, presentation or classification differences that would affect the manner in which transactions or events are presented in the financial statements and the consolidated financial statements of Rentenbank, respectively, or notes thereto.

Investment Securities

Under German GAAP, securities are classified as securities in the trading portfolio, “liquidity reserve” securities or fixed assets. Fixed assets are valued based on the “modified lower of cost or market principle” according to which the historic cost (the original purchase price) is subject to exceptional depreciation only if a permanent impairment in value is expected. Trading portfolio and the “liquidity reserve” securities are current assets and recorded at the lower of cost or market. All recognized changes in valuation are recorded in current income or expense, as applicable.

Under U.S. GAAP, investments in equity and debt securities are classified into the categories trading, available-for-sale or held-to-maturity (for debt securities only). According to Statement of Financial Accounting Standards (“SFAS”) 115, “Accounting for Certain Investments in Debt and Equity Securities”, securities held to maturity are carried at amortized cost and are subject to other-than-temporary impairment tests. Trading and available-for-sale securities are recorded at fair value. Adjustments to the fair value of available-for-sale securities are included in other comprehensive income, a separate component of equity, while adjustments to the fair value of trading securities are included in the statements of income.

Derivative Instruments and Hedge Accounting

Under German GAAP, derivative instruments and embedded derivatives may be included in a financial institution’s trading book or investment book. Trading derivatives are treated as current assets and accordingly follow the lower of cost or market. That is, while unrealized losses on trading derivatives are recorded in current income, unrealized gains are not recognized. Hedge accounting is permitted as micro-hedge, portfolio-hedge or macro-hedge (often referred to as gap hedge). Derivative financial instruments used for hedging purposes are generally accounted for as off-balance-sheet transactions and, in the case of Rentenbank, are disclosed in notes to the financial statements. Unrealized gains and losses of both the derivative financial instrument and hedged items are generally not recorded on the balance sheet or in the income statement. The related income and expense of a derivative financial instrument, such as interest income related to interest rate swaps, is reported on a basis consistent with the underlying hedged position pro rata temporis, often resembling synthetic instrument accounting.

Under U.S. GAAP (SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”), all derivative instruments and embedded derivatives are recorded on the balance sheet at fair value as either assets or liabilities, regardless of any hedge relationship that might exist. Changes in the value of derivative instruments are recognized in the income statement as they arise, unless they satisfy stringent criteria for hedge accounting (including designation and high effectiveness), supported by formal documentation. The accounting treatment of the hedging instruments as well as the hedged items depends on the type of hedge designation (fair value hedge or cash flow hedge), the offset being in either current income or other comprehensive income. Also depending on the hedge designation, the carrying value of the hedged item may need to be adjusted to offset the

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changes in the fair value of the hedging derivative. Any ineffectiveness resulting from the hedge relationship is recognized in income.

Provision for loan losses

German GAAP requires that, in establishing and maintaining the allowance for loan losses, entities consider all evident risks relating to their lending operations, primarily counterparty credit risk. Specific provisions recorded for counterparty exposure equal the level of anticipated losses reduced by the expected net realizable value of any collateral provided. Additionally, serving as a cushion for unexpected credit losses, banks maintain a general reserve based on their historical loan loss experience. In general, the calculation of such general reserve follows the guidance and parameters included in the applicable tax laws.

Under U.S. GAAP, guidance relating to the impairment of loans is included in SFAS 5, “Accounting for Contingencies”, and SFAS 114, “Accounting by Creditors for Impairment of a Loan”. For loans that are individually deemed impaired, specific reserves are determined based on the present value of future cash flows discounted at the loan’s effective interest rate, or where the loan is collateral dependent based on the fair value of the collateral provided. Where available, the observable market price of the loan can be used. SFAS 5 requires recognition of a loss when (a) information available prior to issuance of the financial statements indicates that it is probable that an asset has been impaired at the date of the financial statements and (b) the amount of the loss can be reasonably estimated, even though the particular loans that are not collectible may not be identifiable.

Certain provisions and reserves

German GAAP permits provision for general banking risks by setting up certain disclosed or “hidden” reserves. In accordance with Section 340(f) of the German Commercial Code, the disclosed reserves are based on the valuation of loans and advances to banks and customers as well as securities held as part of the liquidity reserve at a lower amount than required in order to reflect the risks associated with the banking business. Because the assets are shown at lower amounts in the balance sheet, there is no actual reserve shown on the balance sheet. Hidden reserves are restricted to 4% of the value of the assets. Income and expenditure relating to movements in the hidden reserves may be netted with the income or expenditure relating to lending operations. In addition, in accordance with Section 340(g) of the German Commercial Code and the principle of prudence, a general provision for groups of receivables with a similar risk exposure is al so permitted and disclosed on the face of the balance sheet.

Under U.S. GAAP, provisions are only recorded when certain criteria are met. In accordance with SFAS 5, “Accounting for Contingencies”, a provision is only recognized when (a) information available prior to issuance of the financial statements indicates that it is probable that an asset has been impaired at the date of the financial statements and (b) the amount of the loss can be reasonably estimated, even though the particular loans that are not collectible may not be identifiable.

Reacquired own debt securities

Under German GAAP, own debt securities that are re-acquired with the intention of resale are recorded as assets at acquisition cost, and subsequently valued at the lower of cost or market. Gains or losses on resale of such securities are recorded in the profit and loss account.

Under U.S. GAAP, repurchased own debt securities result in a reduction of outstanding liabilities on the balance sheet, irrespective of whether the securities are intended for resale or not. The difference between the cost of re-acquisition and the book value of outstanding debt is recorded in current income.

Property and equipment

Under German GAAP, property and equipment are reported at acquisition or manufacturing cost, as applicable, and reduced by scheduled depreciation in accordance with their estimated economic useful life. In practice, depreciation is carried out on the basis of the depreciation tables issued by the tax office. Based on the modified lower of cost or market principle, any expected permanent impairment of property and equipment results in additional depreciation. This additional depreciation is reversed when the reason for the impairment no longer exists.

U.S. GAAP requires that property and equipment be carried at cost less scheduled depreciation in accordance with the estimated economic useful life of the asset. U.S. GAAP requires that assets be reviewed for impairment. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. The impairment loss is measured as the

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difference between the book value and the fair value of the asset. The fair value is preferably calculated using a present value technique (discounted cash-flows). After recording such impairment charge, U.S. GAAP does not permit subsequent recovery.

Scope of Consolidation

Under German GAAP, consolidation of all significant majority-owned subsidiaries is required. Consolidation is not required if the necessary information cannot be obtained without unreasonable expense or delay or if the shares are held for purpose of resale. Entities in which an equity interest is held and whose business and financial policy is subject to material influence (associated companies) are valued at equity, unless the shares are held for resale.

Under U.S. GAAP, the determination when an entity is to be consolidated has traditionally been determined based on a voting control model. While this model is still applicable, new FASB Interpretation No. 46 (revised), “Consolidation of Variable Interest Entities” (“FIN 46”, revised) has broadened the scope of consolidation to include a risk and rewards model. Variable Interest Entities (“VIE’s”), which are often special purpose entities, in which a parent does not have a controlling voting interest but the parent absorbs the majority of the VIE’s expected losses or residual returns, must also be consolidated. The equity method is generally required for investments where the parent company has more than 20% of the voting rights or if factors indicate that significant influence exists. Furthermore, U.S. GAAP does not provide an exemption from consolidation or equity accounting based on significance or the intent to resell the investment.

Pension provisions

Under German GAAP, pension obligations are determined using actuarial principles, whereby the ongoing and future pension obligations and benefit obligations to retired beneficiaries are determined using a valuation benchmark (partial value) in line with tax regulations.

Under U.S. GAAP, the annual pension cost comprises the estimated cost of benefits accruing in the period as determined in accordance with SFAS 87, “Employers’ Accounting for Pensions” which requires readjustment of the significant actuarial assumptions annually to reflect current market and economic conditions. Under SFAS 87, a pension asset or liability representing the excess or deficit of plan assets over benefit obligations is recognized in the balance sheet. The pension benefit obligation is calculated by using a projected unit credit method, including assumptions for future salary increases. Actuarial gains or losses outside of a 10% “corridor” must immediately be recognized as a component of net pension cost. Gains and losses inside the corridor can be amortized over future periods.

Assets and liabilities held in trust

Under German GAAP, assets and the equal liabilities held in trust are recorded on the balance sheet. Under U.S. GAAP, these items would likely not be recorded on the balance sheet.

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MANAGEMENT’S COMMENTS ON THE
CONSOLIDATED FINANCIAL STATEMENTS

This section does not constitute a part of our audited financial statements and contains some financial information not derived from our audited financial statements.

The Balance Sheet

Our total consolidated assets and our total consolidated liabilities and equity increased by 7.2% to €82.5 billion at December 31, 2006, as compared with €77.0 billion at December 31, 2005.

We extend credit both by making traditional loans and by purchasing the debt securities of German and other European Union banks. Consistent with these activities, loans and advances to banks, loans and advances to customers and bonds and other fixed-income securities accounted for the large majority of our assets. These items amounted to €82.2 billion, or 99.6% of total assets, at December 31, 2006, as compared with €76.6 billion, or 99.5% of total assets, at December 31, 2005. The increase in these amounts at year-end reflected the increased lending activity in 2006.

Our most significant liabilities relate to the funding of these activities and are concentrated in liabilities to banks, liabilities to customers and debt securities. These liabilities totaled €79.2 billion, or 96.0% of total liabilities and equity, at December 31, 2006, as compared with €73.9 billion, or 96.0% of total liabilities and equity, at December 31, 2005. Our equity (subscribed capital, reserves and funds for general banking risks) increased from €1.7 billion at December 31, 2005 to €1.8 billion at December 31, 2006. Subscribed capital remained at €0.1 billion. The principal reserve and the guarantee reserve increased by €30.7 million reflecting the transfer of 2006 net income to these reserves.

The following tables set forth the key trends in our balance sheet, on a consolidated basis, at the dates indicated:

			Increase (Decrease)
	December 31,	December 31,	in 2006 Compared
	2006(1)	2005(1)	with 2005

	(EUR in millions)		(%)
Assets
Cash reserves	10.3	42.6	(75.8)
Loans and advances to banks(2)(3)	58,446.0	54,891.6	6.5
Loans and advances to customers(2)(4)	1,893.8	1,548.5	22.3
Bonds and other fixed-income securities(2)	21,834.4	20,179.5	8.2
Shares and other non-fixed income securities	—	2.6	(100)
Investments and shares in affiliated enterprises	172.4	157.0	9.8
Trust assets	114.9	118.3	(2.9)
Intangible assets	0.4	0.3	33.3
Tangible assets	20.4	20.6	(1.0)
Other assets	5.9	3.9	51.3
Deferred income	12.6	14.5	(13.1)

Total assets	82,511.1	76,979.4	7.2

(1)	Columns may not add due to rounding.
(2)	Includes accrued interest.
(3)	Includes amounts due from companies in which Rentenbank has investment holdings.
(4)	Includes amounts due from affiliated companies and from companies in which Rentenbank has investment holdings.

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			Increase (Decrease)
	December 31,	December 31,	in 2006 Compared
	2006(1)	2005(1)	with 2005

	(EUR in millions)		(%)
Liabilities and Equity
Liabilities to banks(2)(3)	9,384.1	12,314.8	(23.8)
Liabilities to customers(2)(4)	4,346.7	4,172.2	4.2
Debt securities(2)(5)	65,457.0	57,404.2	14.0
Trust liabilities	114.9	118.3	(2.9)
Other liabilities(6)	22.4	20.9	7.2
Deferred income	29.0	28.0	3.6
Accrued expenses	277.0	259.3	6.8
Subordinated liabilities	1,071.2	975.0	9.9
Funds covering general banking risks	981.0	890.0	10.2
Equity (subscribed capital and reserves)	827.7	796.7	3.9

Total	82,511.1	76,979.4	7.2

Memo Items:
Contingent liabilities(7)	9.7	8.4	15.5
Other liabilities(8)	8,564.2	1,551.9	451.9

(1)	Columns may not add due to rounding.
(2)	Include accrued interest.
(3)	Include liabilities to companies in which Rentenbank has investment holdings.
(4)	Include liabilities to companies in which Rentenbank has investment holdings and liabilities to affiliated companies.
(5)	Consists of bonds and notes.
(6)	Include other liabilities and Edmund Rehwinkel Foundation.
(7)	Consists of contingent liabilities resulting from discounted bills of exchange and liabilities resulting from guarantees and indemnity agreements.
(8)	Consists entirely of irrevocable loan commitments made by Rentenbank.

Edmund Rehwinkel Foundation

Rentenbank established the Edmund Rehwinkel Foundation in 1974 for the purpose of further supporting agricultural development. The initial endowment fund included our donations and was raised by us. This fund sponsors research projects relating to agriculture from the proceeds of the endowment fund. The fund is not an independent entity, but a special trust fund that we administer. The nature of our liability is an obligation to provide ongoing funding to the foundation.

Volume of Credit

We extend credit both by making promotional loans and by purchasing debt securities of German and other European Union banks. Consequently, the growth in lending activity is reflected in the increase in loans and advances to banks and the purchase of debt securities.

At December 31, 2006, loans and advances to banks amounted to €58.4 billion, of which €672.4 million was payable on demand, as compared with €54.9 billion at December 31, 2005, of which €2.9 million was payable on demand.

Loans and advances to customers increased to €1.9 billion at December 31, 2006, from €1.5 billion at December 31, 2005. This does not represent a trend in our credit practices, but only the fact that certain short-term advances to customers happened to be outstanding on the balance sheet date.

The following table sets forth, on an unconsolidated basis, the trends in Rentenbank’s extensions of credit in 2006 and 2005.

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			Increase (Decrease)
	December 31,	December 31,	in 2006 Compared
	2006	2005	to 2005

	(EUR in millions)		(%)
Standard promotional loans for agriculture in rural areas:
Inside Germany	22,727	23,611	(3.7)
Outside Germany	23,505	21,058	11.6
Special loans for specific promotional purposes
and assistance measures	11,944	10,460	14.2

Total traditional loans	58,176	55,129	5.5
Debt securities	21,831	20,174	8.2

Total extensions of credit	80,007	75,303	6.2

Our traditional loan portfolio is increasingly composed of loans made in the European Union but outside Germany. Our standard promotional loans inside Germany decreased by €0.9 billion, or 3.7%, to €22.7 billion at December 31, 2006, compared with €23.6 billion at December 31, 2005. By contrast, our standard promotional loans outside Germany increased by €2.4 billion, or 11.6%, to €23.5 billion at December 31, 2006, compared with €21.1 billion at December 31, 2005.

Our portfolio of debt securities increased by €1.6 billion, or 8.2%, to €21.8 billion at December 31, 2006, compared with €20.2 billion at December 31, 2005. This reflects the increasing use of debt securities in the credit markets in which we operate. We increasingly extend credit, not by making traditional loans, but rather by purchasing the debt securities of German and other European Union banks. This general market-wide development is favorable to our borrowers, to us and other bank lenders because of the greater liquidity and fungibility of these securities.

Sources of Funds

Our principal source of funds for our loan and securities portfolios are interbank loans and issuances in the capital markets, both domestic and international, the participation in open market transactions with the European Central Bank, and secured and unsecured loans and other funding transactions with German and international institutional lenders.

Our most significant liabilities relate to these funding activities.

Liabilities to banks decreased by €2.8 billion, or 23.8%, to €9.4 billion at December 31, 2006 from €12.3 billion at December 31, 2005 and liabilities to customers increased by €0.1 billion, or 4.2% to €4.3 billion at December 31, 2006 from €4.2 billion at December 31, 2005.

With respect to the domestic and international capital markets, the following table sets forth the trends in our sources of funds, on an unconsolidated basis and categorized by type of instrument, during 2006 and 2005.

	For the Year Ended December 31,		Increase (Decrease)
			in 2006 Compared
	2006	2005	with 2005

	(EUR in millions)		(%)
International Loans / Promissory notes	822.1	863.9	(4.8)
Registered bonds	6,818.6	7,270.4	(6.2)
Bearer bonds:
Secured	1,636.1	2,330.1	(29.8)
Unsecured	62,775.2	54,204.6	15.8

Total	72,052.0	64,669.0	11.4

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At December 31, 2006, the total of Rentenbank’s outstanding borrowings amounted to €72.1 billion compared with €64.7 billion at December 31, 2005. This increase of 11.4% reflects primarily an increased use of the capital markets to fund growth in extensions of credit, particularly on a medium- and long-term basis and through our U.S. registered Global Bond offerings.

Our outstanding promissory notes and international loans decreased by €0.1 billion, or 4.8%, from €0.9 billion at December 31, 2005 to €0.8 billion at December 31, 2006. Promissory notes (Schuldscheindarlehen) are almost exclusively placed in Germany, and the decline in their use reflects our increasing use of the international, as opposed to the domestic, capital markets.

Our outstanding unsecured bearer bonds increased by €8.6 billion, or 15.8%, from €54.2 billion at December 31, 2005 to €62.8 at December 31, 2006. With our Euro Commercial Paper Program we issued €23.0 billion and with our Euro Medium-Term Note Program we raised the equivalent of €10.7 billion in 2006.

For a more detailed discussion of the types of instruments and programs we use in the domestic and international capital markets, see “Business – Sources of Funds” above.

Capital Adequacy

We are subject to the capital adequacy requirements established by the Federal Financial Supervisory Authority. See “Supervision and Regulation” above. The table below sets forth the components of our regulatory capital ratios and the components of these ratios on a consolidated basis at December 31, 2006, 2005 and 2004 as determined in accordance with the Banking Act.

	December 31,

	2006	2005	2004

	(EUR in millions)
Core capital	1,644	1,524	1,393
Total liable capital	2,584	2,399	2,220
Total risk-adjusted assets and off balance sheet items	15,423	14,404	14,543
Core capital ratio	10.7	10.6%	9.6%
Solvency ratio	16.8	16.7%	15.3%

Our equity capital is fixed by the governing law at €135.0 million. Our equity capital was accumulated during the ten year period following our establishment through payments by owners and lessees of certain lands permanently used for agricultural and forestry purposes, known as the land charge. The land charge was established pursuant to a law of May 11, 1949 (Gesetz über die Rentenbankgrundschuld) enacted simultaneously with our governing law. Contributors to Rentenbank’s equity capital through the land charge have no ownership rights in the bank.

In addition to capital contributed through the land charge, our governing law requires that we contribute a portion of our annual earnings to two reserve funds: the principal reserve fund and the guarantee reserve fund. In addition, pursuant to Section 340(g) of the German Commercial Code, our Advisory Board may allocate, on a discretionary basis, a portion of our annual profits and certain previously-established reserves to a fund covering general banking risks, which is Tier I capital and essentially functions as a reserve against potential future loan losses.

The principal reserve is part of our Tier I capital and is funded by mandatory annual contributions of 50 percent of Rentenbank’s annual profits after allocations to the guarantee reserve. At December 31, 2006, the principal reserve stood at €245.8 million. The guarantee reserve provides additional collateral for Rentenbank’s issuance of secured instruments. The Advisory Board decides on the annual allocation to the guarantee reserve and may allocate up to 50 percent of the bank’s annual profits to the guarantee reserve but the aggregate size of the guarantee reserve is limited to an amount equal to 5 percent of the face amount of all secured instruments outstanding.

We also have several other forms of liable capital. Liable capital consists principally of subordinated debt that qualifies as supplementary or Tier II capital for regulatory purposes. At December 31, 2006, our liable capital included €1,071.2 million of subordinated debt.

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Profit and Loss Account

Rentenbank’s overall profit and loss account improved in 2006 compared to 2005. Net income increased to €41.0 million for the year ended December 31, 2006, compared with €40.0 million for the year ended December 31, 2005.

The following table sets forth Rentenbank’s consolidated profit and loss account for each of the years ended December 31, 2006 and 2005.

			Increase (Decrease)
	For the Year Ended		in 2006 Compared
	December 31,		with 2005

	2006(1)	2005(1)

	(EUR in millions)		(%)
Interest income(2)	3,645.2	3,244.3	12.4
Interest expense	3,420.1	3,021.9	13.2

Net interest income	225.1	222.4	1.2
Other operating income(3)	2.9	3.1	(6.5)
Net commission expense	(0.9)	(1.0)	(10.0)
General administrative expenses	(37.9)	(36.9)	2.7
Depreciation and valuation adjustments on
intangible and tangible assets	(1.6)	(1.8)	(11.1)
Other operating expenses(4)	(0.7)	(0.7)	0.0

Extraordinary expenditure	0.0	0.0	0.0

Operating income (before risk provisions and
valuation adjustments)	186.9	185.1	1.0
Risk provisions and valuation adjustments, net	(145.8)	(144.8)	0.7

Pre-tax income	41.1	40.3	2.0
Taxes(5)	(0.1)	(0.3)	(66.7)

Net income	41.0	40.0	2.5

(1)	Columns may not add due to rounding.
(2)	Includes interest income from lending operations, money market transactions, fixed-income securities and debt register claims and current income from shares and other non-fixed income securities, investment holdings and shares in affiliated companies.
(3)	Includes net revenue from financial operations and other operating income for 2005.
(4)	Includes net revenue from financial operations and other operating expenses for 2006.
(5)	Although Rentenbank is not subject to corporate tax, it is subject to real property and vehicle taxes. In addition, Rentenbank’s subsidiary LR Beteiligungsgesellschaft is subject to corporate and trade tax.

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Net Interest Income

The following table sets forth the principal components of Rentenbank’s net interest income, on a consolidated basis, for the years ended December 31, 2006 and 2005:

			Increase (Decrease)
	For the Year Ended		in 2006 Compared
	December 31,		with 2005

	2006	2005

	(EUR in millions)		(%)
Interest income:
Loans and advances to banks and
customers	2,784.4	2,505.2	11.1
Debt securities	854.3	734.0	16.4
Dividends and other income	6.5	5.1	27.5

Total	3,645.2	3,244.3	12.4

Interest expense:
Liabilities to banks and customers	551.3	413.0	33.5
Debt securities	2,828.1	2,565.7	10.2
Subordinated liabilities	40.7	43.2	(5.8)

Total	3,420.1	3,021.9	13.2

Net interest income	225.1	222.4	1.2

Total interest income increased by €400.9 million, or 12.4%, to €3,645.2 million for the year ended December 31, 2006, as compared with €3,244.3 million for the year ended December 31, 2005. Total interest expense increased by €398.2 million, or 13.2%, to €3,420.1 million for the year ended December 31, 2006, as compared with €3,021.9 million for the year ended December 31, 2005. Net interest income increased by €2.7 million, or 1.2%, to €225.1 million for the year ended December 31, 2006, as compared with €222.4 million for the year ended December 31, 2005.

Other Operating Income

Other operating income decreased by €0.2 million, or 6.5%, to €2.9 million in 2006 from €3.1 million in 2005. Other operating income includes mainly rental income from real estate owned by Rentenbank and reversals of provisions.

Net Commission Expense

Net commission expense decreased by €0.1 million to €0.9 in 2006 from €1.0 million in 2005. We earn commission income from fees paid by banks, for which we arrange loans. Commission income increased to €0.9 million in 2006 from €0.6 million in 2005. Our commission expense comes from fees we pay in connection with loans that other banks arrange for us. Our commission expense increased by €0.2 million to €1.8 million in 2006 from €1.6 million in 2005.

General Administrative Expenses

The following table sets forth, on a consolidated basis, the principal components of our general administrative expenses for the years ended December 31, 2006 and 2005.

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	2006	2005	Change

	(EUR in millions)		(%)
Salaries and wages	16.2	14.9	8.7
Social security contributions and expenditures on pensions and support	9.9	9.2	7.6
Other administrative expenses	11.8	12.8	(7.8)

Total general administrative expenses	37.9	36.9	2.7

General administrative expenses increased by €1.0 million, or 2.7%, to €37.9 million in 2006 from €36.9 million in 2005. The most significant component of this increase were costs for salaries and wages.

Depreciation and Valuation Adjustments on Intangible and Tangible Assets

Depreciation and valuation adjustments on intangible and tangible assets decreased by €0.2 million, or 11.1%, to €1.6 million in 2006 compared with €1.8 million in 2005.

Other Operating Expenses

Other operating expenses remained unchanged at €0.7 million.

Operating Income

For the reasons described above, operating income (before risk provisions and valuation adjustments) increased by €1.8 million, or 1.0%, to €186.9 million in 2006 compared with €185.1 million in 2005.

Net Risk Provisions and Valuation Adjustments

Net risk provisions and valuation adjustments increased by €1.0 million, or 0.7%, to €145.8 million in 2006 compared with €144.8 million in 2005. Net risk provisions include depreciation and valuation adjustments on loans and certain securities as well as allocations to reserves for lending operations, allocations to the fund for general banking risks and income from write-ups on loans and particular securities, from write-backs of provisions for lending operations.

Consolidated Cash Flow Statement

Since 2003, Rentenbank is required to prepare a cash flow statement. It presents the composition of and changes in cash and cash equivalents, divided into the operational business, investment business and financing business. The cash flow statement has only a limited significance as an indicator of a bank’s state of liquidity.

Cash flow from operational business decreased in 2006 by €409 million to €(181) million from €228 million in 2005. Cash flow from investment business decreased in 2006 by €9 million to €(16) million from €(7) million in 2005. Cash flow from financing business increased in 2006 by €395 million to €164 million from €(231) million in 2005.

Consolidated Segment Report

Since 2003, Rentenbank is required to prepare a segment report where particular material year-end results are organized according to operational business areas and regions. We have defined the primary segments based on Rentenbank’s organization and management structure as well as internal financial reporting. Our primary business areas (segments) include:

•	Treasury management. In this segment the results of Rentenbank’s liquidity position and management are presented.

•	Promotional business. This segment shows the results of promotional business activities.

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•	Capital investment. In this segment the contribution from results of the investment of own funds (interest-free capital and provisions) are shown in the form of promotional loans.

Consolidated net income from liquidity safeguarding and management increased in 2006 by €0.2 million to €8.2 million from €8.0 million in 2005. Consolidated net income from promotional business increased in 2006 by €2.7 million to €3.7 million from €1.0 million in 2005. Consolidated net income from capital investment decreased in 2006 by €1.9 million to €29.1 million from €31.0 million in 2005.

Statement of Consolidated Capital Development

Since 2003, Rentenbank has also been required to prepare a statement of capital development. In 2006, capital increased by €31 million to €827.7 million at December 31, 2006 from €796.7 million at December 31, 2005. Of this, €135 million represented subscribed capital. Subject to the approval of the responsible organs, €30.7 million will be transferred to the principal reserve.

The consolidated cash flow statement, the consolidated segment report and the statement of consolidated capital development are part of the annual and consolidated financial statements of Landwirtschaftliche Rentenbank that were audited by Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft in accordance with its report, dated March 08, 2007. See “Accountant’s Report”.

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Several modifications have been made in the following translation of the financial statements in comparison to the German originals. The figures in the following financial statements have been rounded from the exact amounts into millions of euro. In the balance sheet and also in the consolidated balance sheet in Item 4 under Assets and Item 11 under Liabilities additional subtotals and further break downs have been included which are not to be found in the German originals.

FINANCIAL STATEMENTS

Unconsolidated Balance Sheet

				As of	As of
				December 31,	December 31,
				2006	2005

				€ million	€ million
Assets
1	Cash reserve
	a)		Cash in hand	0.2	0.2
	b)		Balances at central banks	10.1	42.4

				10.3	42.6
			including:
			At Deutsche Bundesbank
			€10.1 m (2005: €42.4 m)
2	Due from banks
	a)		On demand	672.4	2.9
	b)		Other claims	57,720.7	54,834.3

				58,393.1	54,837.2
3	Due from customers
			including:
			Secured by mortgages on real estate
			€ —.— m (2005: €—.— m)
			Local government loans
			€1,530.3 m (2005: €1,397.3 m)	2,076.1	1,727.7
4	Bonds and other fixed-income securities
	a)		Debentures and bonds
		aa)	From public issuers	604.0	634.2

			including:
			Eligible as collateral with Deutsche Bundesbank
			€363.8 m (2005: €363.8 m)
		ab)	From other issuers	21,226.7	19,540.0

				21,830.7	20,174.2
			including:
			Eligible as collateral with Deutsche Bundesbank
			€19,870.9 m (2005: €17,544.7 m)
	b)		Own bonds	3.7	5.3

	Nominal value €3.8 m (2005: €5.3 m)			21,834.4	20,179.5

5	Shares and other non-fixed income securities			0.0	0.0
6	Investment holdings
			including:
			In banks
			€—.— m (2005: €—.— m)
			In financial services companies
			€—.— m (2005: €—.— m)	0.8	0.8

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Unconsolidated Balance Sheet (continued)

			As of	As of
			December 31,	December 31,
			2006	2005

			€ million	€ million
7	Shares in affiliated companies
		including:
		In banks
		€—.— m (2005: €—.— m)
		In financial service companies
		€—.— m (2005: €—.— m)	15.6	15.6
8	Trust assets:
		including:
		Loans on a trust basis
		€114.9 m (2005: €118.3 m)	114.9	118.3
9	Intangible assets		0.4	0.3
10	Tangible assets		20.4	20.6
11	Other assets		1.9	2.6
12	Deferred items
	a)	Relating to issuing and loan business	11.6	13.4
	b)	Others	1.0	1.0

			12.6	14.4

Total assets			82,480.5	76,959.6

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Unconsolidated Balance Sheet (continued)

				As of	As of
				December 31,	December 31,
				2006	2005

				€ million	€ million
Liabilities
1	Liabilities to banks
	a)	On demand		2,155.4	739.2
	b)	With agreed term or period of notice		7,228.7	11,575.6

				9,384.1	12,314.8
2	Liabilities to customers
	Other liabilities
	a)	On demand		208.7	68.4
	b)	With agreed term or period of notice		4,139.1	4,116.4

				4,347.8	4,184.8
3	Securitised Liabilities
	Bonds issued			65,457.0	57,404.2
4	Trust liabilities
		including:
		Loans on a trust basis
			€114.9 m (2005: €118.3 m)	114.9	118.3
5	Other liabilities			21.2	19.8
6	Edmund Rehwinkel-Foundation			1.2	1.0
7	Deferred items
	a)	Relating to issuing and loan business		1.2	1.9
	b)	Others		27.8	26.1

				29.0	28.0
8	Provisions
	a)	Provisions for pensions and similar obligations		74.6	72.1
	b)	Taxation provisions		0.0	0.0
	c)	Other provisions		197.8	181.9

				272.4	254.0
9	Subordinated liabilities			1,071.2	975.0
10	Fund covering general banking risks			981.0	890.0
11	Capital and reserves
	a)	Subscribed capital		135.0	135.0
	b)	Revenue reserves
		ba)	Principal reserve as per § 2(2) of the
			Landwirtschaftliche Rentenbank Law	215.0	205.0
			Allocation from the net income for the year	30.7	10.0

				245.7	215.0
		ba)	Guarantee reserve as per § 2(3) of the
			Landwirtschaftliche Rentenbank Law	409.7	389.7
			Allocation from the net income for the year	0.0	20.0

				409.7	409.7

		c)	Net profit for the year	10.3	10.0

				800.7	769.7

Total liabilities				82,480.5	76,959.6

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Unconsolidated Balance Sheet (continued)

		As of	As of
		December 31,	December 31,
		2006	2005

		€ million
1	Contingent liabilities
	Liabilities resulting from guarantees and indemnity agreements	9.7	8.4

2	Other obligations
	Irrevocable loan commitments	8,572.4	1,561.5

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Unconsolidated Profit and Loss Account

				For the year	For the year
				ended	ended
				December 31,	December 31,
				2006	2005

				€ million
Expenses
1.	Interest expenses			3,420.3	3,022.1
2.	Commission expenses			1.8	1.6
3.	Net expenses from financial operations			0.0	0.0
4.	General administrative expenses
	a)	Personnel expenses
		aa)	Wages and salaries	16.1	14.8
		ab)	Social security contributions and expenses on pensions and welfare benefits	9.2	8.4

				25.3	23.2
			including:
			Pensions
			€7.1 m (2005: €6.3 m)
	b)	Other administrative expenses		11.6	12.6

				36.9	35.8
5.	Depreciation and value adjustments on intangible and tangible assets			1.6	1.8
6.	Other operating expenses			0.6	0.6
7.	Expenses related to particular securities and loans
	a)	Depreciation and value adjustments on loans and particular securities as well as allocations to provisions for lending operations		53.2	52.1
	b)	Allocation to the fund covering general banking risks		91.0	90.0

				144.2	142.1
8 .	Depreciation and value adjustments relating to investment holdings, shares in affiliated companies and securities treated as fixed assets			0.0	0.0
9.	Extraordinary expenses			0.0	0.0
10.	Taxes on income and earnings			0.0	0.0
11.	Other taxes unless reported under Item 6			0.1	0.1
12.	Net income for the year			41.0	40.0

Total expenses				3,646.5	3,244.1

1.	Net income for the year			41.0	40.0
2.	Allocation to revenue reserves
	a)	To the principle reserve as per § 2(2) of the Landwirtschaftliche Rentenbank Law		30.7	10.0
	b)	To the guarantee reserve as per § 2(3) of the Landwirtschaftliche Rentenbank Law		0.0	20.0

				30.7	30.0
3.	Net profit for the year			10.3	10.0

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Unconsolidated Profit and Loss Account (continued)

			For the year	For the year
			ended	ended
			December 31,	December 31,
			2006	2005

			€ million
Income
1.	Interest income from
	a)	Lending and money market operations	2,788.5	2,507.3
	b)	Fixed-income securities and Debt Register claims	854.3	734.1

			3,642.8	3,241.4
2.	Current income from
	a)	Shares and non-fixed income securities	0.0	0.0
	b)	Investment holdings	0.1	0.0
	c)	Shares in affiliated companies	0.0	0.0

			0.1	0.0
3.	Commission income		0.9	0.6
4.	Net revenue from financial operations		0.0	0.0
5.	Income from write-ups on loans and particular securities and from write-backs of provisions for lending operations		0.0	0.0
6.	Income from write-ups on investment holdings, shares in affiliated companies and securities treated as fixed assets		0.0	0.0
7.	Other operating income		2.7	2.1
8.	Extraordinary income		0.0	0.0

Total income			3,646.5	3,244.1

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Consolidated Balance Sheet

				As of	As of
				December 31,	December 31,
				2006	2005

				€ million
Assets
1.	Cash reserve
	a)		Cash in hand	0.2	0.2
	b)		Balances at central banks	10.1	42.4

				10.3	42.6
			including:
			At Deutsche Bundesbank
			€10.1 m (2005: €42.4 m)
2.	Due from banks
	a)		On demand	672.4	2.9
	b)		Other claims	57,773.5	54,888.7

				58,445.9	54,891.6
3.	Due from customers
			including:
			Secured by mortgages on real estate
			€—.— m (2005: €—.— m)
			Local government loans
			€1,530.3 m (2005: €1,397.3 m)	1,893.8	1,548.5
4.	Bonds and other fixed-income securities
	a)		Debentures and bonds
		aa)	From public issuers	604.0	634.2

			including:
			Eligible as collateral with Deutsche Bundesbank
			€363.8 m (2005: €363.8 m)
		ab)	From other issuers	21,226.7	19,540.0

				21,830.7	20,174.2
			including:
			Eligible as collateral with Deutsche Bundesbank
			€19,870.9 m (2005: €17,544.7 m)
	b)		Own bonds	3.7	5.3

			Nominal value
			€3.8 m (2005: €5.3 m)	21,834.4	20,179.5

5.	Shares and other non-fixed income securities			0.0	2.6
6.	Investment holdings
			including:
			In banks
			€168.7 m (2005: €153.3 m)
	In financial services companies
			€—.— m (2005: €—.— m)	169.5	154.1
7.	Shares in affiliated companies
			including:
			In banks
			€—.— m (2005: €—.— m)
			In financial services companies
			€—.— m (2005: €—.— m)	2.9	2.9

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Consolidated Balance Sheet (continued)

			As of	As of
			December 31,	December 31,
			2006	2005

			€ million
8.	Trust assets
		including:
		Loans on a trust basis
		€114.9 m (2005: €118.3 m)	114.9	118.3
9.	Intangible assets		0.4	0.3
10.	Tangible assets		20.4	20.6
11.	Other assets		5.9	3.9
12.	Deferred items
	a)	Relating to issuing and loan business	11.6	13.4
	b)	Others	1.1	1.1

			12.7	14.5

Total assets			82,511.1	76.979.4

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Consolidated Balance Sheet (continued)

				As of	As of
				December 31,	December 31,
				2006	2005

				€ million
Liabilities
1.	Liabilities to banks
	a)	On demand		2,155.5	739.2
	b)	With agreed term or period of notice		7,228.6	11,575.6

				9,384.1	12,314.8
2.	Liabilities to customers
	Other liabilities
	a)	On demand		207.6	55.8
	b)	With agreed term or period of notice		4,139.1	4,116.4

				4,346.7	4,172.2
3.	Securitised Liabilities
	Bonds issued			65,457.0	57,404.2
4.	Trust liabilities
	including:
	Loans on a trust basis
		€114.9 m (2005: €118.3 m)		114.9	118.3
5.	Other liabilities			21.2	19.9
6.	Edmund Rehwinkel-Foundation			1.2	1.0
7.	Deferred items
	a)	Relating to issuing and loan business		1.3	1.9
	b)	Others		27.8	26.1

				29.1	28.0
8.	Provisions
	a)	Provisions for pensions and similar obligations		79.2	77.0
	b)	Taxation provisions		0.0	0.4
	c)	Other provisions		197.8	181.9

				277.0	259.3
9.	Subordinated liabilities			1071.2	975.0
10.	Fund covering general banking risks			981.0	890.0
11.	Capital and reserves
	a)	Subscribed capital		135.0	135.0
	b)	Revenue reserves
		ba)	Principal reserve as per § 2(2) of the Landwirtschaftliche Rentenbank Law	215.0	205.0
			Allocation from the net income for the year	30.7	10.0

				245.7	215.0
		bb)	Guarantee reserve as per § 2(3) of the Landwirtschaftliche Rentenbank Law	409.7	389.7
			Allocation from the net income for the year	0.0	20.0

				409.7	409.7
		bc)	Other reserves	3.2	3.2
	d)	Differences from capital consolidation		23.8	23.8
	e)	Net profit for the year		10.3	10.0

				827.7	796.7

Total liabilities				82,511.1	76,979.4

1.	Contingent liabilities
	Liabilities resulting from guarantees and indemnity agreements			9.7	8.4
2.	Other obligations
	Irrevocable loan commitments			8,564.2	1,551.9

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Consolidated Profit and Loss Account

				For the year	For the year
				ended	ended
				December 31,	December 31,
				2006	2005

				€ million

Expenses
1.	Interest expenses			3,420.1	3,021.9
2.	Commission expenses			1.8	1.6
3.	Net expenses from financial operations			0.0	0.0
4.	General administrative expenses
	a)	Personnel expenses
		aa)	Wages and salaries	16.2	14.9
		ab)	Social security contributions and expenses on pensions and welfare benefits	9.9	9.2

				26.1	24.1
			including:
			Pensions
			€7.9 m (2005: €7.2 m)
	b)		Other administrative expenses	11.8	12.8

				37.9	36.9
5.	Depreciation and value adjustments on intangible and tangible assets			1.6	1.8
6.	Other operating expenses			0.7	0.7
7.	Expenses related to particular securities and loans
	a)		Depreciation and value adjustments on loans and particular securities as well as allocations to provisions for lending operations	54.8	54.8
	b)		Allocation to the fund covering general banking risks	91.0	90.0

				145.8	144.8
8.	Depreciation and value adjustments relating to investment holdings, shares in affiliated companies and securities treated as fixed assets			0.0	0.0
9.	Extraordinary expenses			0.0	0.0
10.	Taxes on income and earnings			0.0	0.2
11.	Other taxes unless reported under Item 6			0.1	0.1
12.	Net income for the year			41.0	40.0

Total expenses				3,649.0	3,248.0

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Consolidated Profit and Loss Account (continued)

			For the year	For the year
			ended	ended
			December 31,	December 31,
			2006	2005

			€ million

Income
1.	Interest income from
	a)	Lending and money market operations	2,784.4	2,505.2
	b)	Fixed-income securities and Debt Register claims	854.3	734.0

			3,638.7	3,239.2
2.	Current income from
	a)	Shares and non-fixed income securities	0.9	1.0
	b)	Investment holdings	5.6	4.1
	c)	Shares in affiliated companies	0.0	0.0

			6.5	5.1
3.	Commission income		0.9	0.6
4.	Net revenue from financial operations		0.0	0.0
5.	Income from write-ups on loans and particular securities and from write-backs of provisions for lending operations		0.0	0.0
6.	Income from write-ups on investment holdings, shares in affiliated companies and securities treated as fixed assets		0.0	0.0
7.	Other operating income		2.9	3.1
8.	Extraordinary income		0.0	0.0

Total income			3,649.0	3,248.0

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FINANCIAL STATEMENTS (CONTINUED)

The consolidated cash flow statement, the segment report and the statement of consolidated capital development are to be presented in accordance with the corresponding regulations of the respective standards of the German Financial Statements Standards Committees (“DRSC”). The German Financial Statements Standard (“DRS”) 2 is applied in connection with the consolidated cash flow statement, the DRS 3 is applied in connection with the segment report and the DRS 7 is applied in connection with the statement of consolidated capital development, taking also into account the specific business sector regulations. The figures for the fiscal year ending December 31, 2006 were also determined accordingly. The aforementioned statements relate only to the results of the consolidated accounts.

The format in which the consolidated cash flow statement is presented corresponds to the format prescribed by the applicable DRS regulations. It presents the composition of and changes in cash and cash equivalents, divided into the operational business, investment business and financing business. The cash flow statement has only a limited significance as an indicator of a bank’s state of liquidity. For a description of our liquidity management, see “Business — Liquidity Management”.

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Consolidated Cash Flow Statement

	2006	2005

	€ million

Net income for the year	41	40
Contains non-cash components and transition to
cash flow from operational business:
Depreciation, value adjustments, write-ups to tangible and financial assets	1	2
Expenses related to particular securities and loans	146	145
Changes of provisions	18	20
Other adjustments (on balance)	(219)	(217)

Sub-total	(13)	(10)

Changes of assets and liabilities from operational business after adjustments of non-cash components:
Due from banks	(3,554)	(2,111)
Due from customers	(346)	125
Securities	(1,655)	(2,892)
Other assets from operational business	2	(1)
Liabilities to banks	(2,931)	1413
Liabilities to customers	174	(356)
Securitised liabilities	8,053	3,914
Other liabilities from operational business	(75)	(16)
Interest received	3,639	3,239
Interest paid out	(3,420)	(3,022)
Other adjustments (on balance)	(55)	(55)

Cash flow from operational business	(181)	228

Payments for the purchase of:
Financial assets	(15)	0
Tangible assets	(1)	(7)

Cash flow from investment business	(16)	(7)

Subordinated liabilities	174	(221)
Payments to Special-Purpose Fund and for measures to promote agriculture whilst protecting the public interest	(10)	(10)

Cash flow from financing business	164	(231)

Stock of instruments of payment by the end of previous period	43	53
Cash flow from operational business	(181)	228
Cash flow from investment business	(16)	(7)
Cash flow from financing business	164	(231)

Stock of instruments of payment by the end of period	10	43

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Consolidated Segment Report

				Business areas

	Liquidity
	safeguarding
	and		Promotional		Capital
	management		business		investment		Total

in € million	2006	2005	2006	2005	2006	2005	2006	2005

Net interest income	21.5	22.2	130.3	129.3	73.2	70.9	225.0	222.4
Net commission income	0.1	0.0	(1.0)	(1.0)	0.0	0.0	(0.9)	(1.0)
General administrative expenses	(5.5)	(5.3)	(28.6)	(28.3)	(5.4)	(5.1)	(39.5)	(38.7)
Other operating expenses/income	0.0	0.0	2.2	2.3	0.0	0.0	2.2	2.3

Operating result before risk provision	16.1	16.9	102.9	102.3	67.8	65.8	186.8	185.0

Risk provision/net valuation adjustments
– Provisions for loan business	0.0	0.0	(52.7)	(52.9)	0.0	0.0	(52.7)	(52.9)
– Reserves and others	(7.9)	(8.9)	(46.5)	(48.2)	(38.7)	(34.8)	(93.1)	(91.9)

Taxes on income and earnings	0.0	0.0	0.0	(0.2)	0.0	0.0	0.0	(0.2)

Consolidated net income for the year	8.2	8.0	3.7	1.0	29.1	31.0	41.0	40.0

Risk-weighted assets on the average	6,838.0	6,100.0	10,697.2	10,239.8	354.8	336.2	17,890.0	16,676.0

Allocated core capital on the average	617.1	545.5	965.3	915.7	32.0	30.1	1,614.4	1,491.3

Cost-income ratio in %	25.5	23.9	21.7	21.7	7.4	7.2	17.5	17.3

In accordance with the regulations of DRS 3 (Segment Reporting), particular material year-end results are organized according to operational business areas and regions. We have defined the primary segments based on our organization and management structure as well as internal financial reporting. Our primary business areas (segments) include:

•	Treasury management. In this segment the results of Rentenbank’s liquidity position and management are presented.

•	Promotional business. This segment shows the results of promotional business activities.

•	Capital investment. In this segment the contribution from results of the investment of own funds (interest-free capital and provisions) are shown in the form of promotional loans.

The vertical organizational scheme for segment reporting conforms to the definitions of the profit and loss reporting scheme of the German Association of Public Sector Banks (VÖB). Items which do not report any results in euro million have not been itemized for the sake of clarity.

Some details recommended by DRS 3-10 have not been itemized because, according to our understanding, they provide very little, if any, significance for assessing the results of the respective segments of Rentenbank.

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Statement of Consolidated Capital Development

					Differences
	Subscribed	Principal	Guarantee	Other	from capital	Net profit	Total	Total
in € million	Capital	reserve	reserve	reserves	consolidation	for the year	2006	2005

Capital at January 1	135,0	215,0	409,7	3,2	23,8	10,0	796,7	766.2
Use of the net profit for the year						(10,0)	(10,0)	(9.5)
Net income for the year.		30,7				10,3	41,0	40.0

Capital at December 31	135,0	245,7	409,7	3,2	23,8	10,3	827,7	796.7

On December 31, 2006, the subscribed capital of Landwirtschaftliche Rentenbank, in accordance with its governing law, amounted to €135.0 million (compared to €135.0 million in 2005). Subject to the approval of the advisory board and the committees, €30.7 million (compared to 10.0 million in 2005) will be transferred to the principal reserve. For an explanation of the item “Differences from capital consolidation”, see “Notes to Financial Statements”.

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NOTES TO FINANCIAL STATEMENTS

Accounting and Valuation Methods

Both the annual accounts and consolidated accounts of Landwirtschaftliche Rentenbank have been prepared in accordance with the legal guidelines for bank balance sheets and the bank and financial services companies accounting regulations (RechKredV) effective from December 11, 1998.

The balance sheet and the profit and loss account have been adapted to the RechKredV and to the forms.

The valuation of asset and debit items follows the rules contained in §§ 252 ff and 340 (e) of the German Commercial Code (HGB). Securities were valued in strict accordance with the lower of cost or market value principle. The legal stipulations for revaluation have been carried out in accordance with § 280 (1) of the German Commercial Code (HGB).

Off-balance sheet financial instruments, used as hedging for balance-sheet items, are treated like secured transactions (with the necessary documentation) for the purposes of valuation. Zero bonds were valued at their issue price plus accrued interest based on the issue yield.

Investments in subsidiaries and affiliated companies are stated at their acquisition costs, where required less write-downs.

According to their expected useful life, tangible assets as well as intangible assets were depreciated on a straight-line basis in accordance with commercial law.

Liabilities were valued with the repayment sum or the nominal amount of the debt. Agio and disagio were marked down pro rata temporis.

Pension provisions have been valued as previously, using an assumed annual rate of interest of 3.5%. The valuation of pension provisions has been based on the legal tables drawn up in 2005 G by Dr. K. Heubeck. Furthermore, future career trends were considered as assessment parameters. Additional provisions have been included for anniversary bonuses and for early retirement in accordance with collective agreements.

Provisions for the bank’s own special loan programmes cover the interest subsidy in its entirety for the whole contracted term and the term of interest rate adjustment, respectively.

Adequate provisions were taken for all discernible credit risks. A general credit risk provision was also deducted from the assets concerned.

In accordance with § 340 (h) of the German Commercial Code (HGB), foreign currency amounts were converted and valued on the balance sheet date. Where hedge transactions were used for foreign currency amounts, the items are valued as single valuation units.

In 2006, Landwirtschaftliche Rentenbank prepared consolidated accounts with LR Beteiligungsgesellschaft mbH, Frankfurt am Main, (LRB) and DSV Silo- und Verwaltungsgesellschaft mbH, Frankfurt am Main, (DSV). In view of the fact that all other companies affiliated to the bank or group are immaterial in terms of the bank’s and the group’s net worth, financial position and profitability, their inclusion has been waived in accordance with § 296 of the German Commercial Code (HGB).

The consolidated accounts were drawn up uniformly in accordance with the accounting and valuation methods authorized for the bank. The method used for capital consolidation was, as hitherto, the book value in accordance with § 301 (1) 1 of the German Commercial Code (HGB).

The capital consolidation of LRB is based on the asset value at the time the subsidiary has been first included in the consolidated accounts in 1993.

On December 31, 2006, LRB’s total assets amounted to €245.9 million.

The capital consolidation of DSV was in principle based on the asset value at the time this subsidiary has been first included in the consolidated accounts in 1998. The capital consolidation of the remaining shares of DSV was based on the asset value at December 31, 2000, the ultimo of the month of purchase.

On December 31, 2006, DSV’s total assets amounted to €16.0 million.

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The consolidation of LRB and DSV (without the purchase of shares in 2000) has produced a total difference on the liability side of €23.8 million, which has the character of a reserve. The purchase of the residual shares of DSV in 2000 has produced a total difference on the asset side of €42.8 thousand which was set against the other reserves.

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Additional Specifications on the Balance Sheet and Consolidated Balance Sheet

The additional specifications and explanations on individual items were drawn up in the order they appear in the balance sheet. Balance sheet items show no accrued interest.

		Bank	Bank	Group	Group
Asset items in the balance sheet		2006	2005	2006	2005

		€ million
Item 2:	Due from banks
	This item includes:
	Due from companies in which the Bank has investment holdings	—	—	1,106	1,116
	Subheading b) – other claims – is divided according to the remaining time to maturity:
	— Up to three months	10,703	7,819	10,703	7,819
	— Longer than three months up to one year	14,887	16,584	14,887	16,584
	— Longer than one year up to five years	16,918	16,606	16,951	16,640
	— Longer than five years	13,712	12,507	13,732	12,528
Item 3:	Due from customers
	This item includes:
	Due from affiliated companies	179	178	—	—
	Due from companies in which the Bank has investment holdings	4	2	29	31
	This item is divided according to the remaining time to maturity:
	— Up to three months	1,725	1,403	1,707	1,387
	— Longer than three months up to one year	14	13	14	13
	— Longer than one year up to five years	212	196	51	35
	— Longer than five years	5	1	5	1
Item 4:	Bonds and other fixed-income securities
	This item includes:
	Due from companies inwhich the Bank has investment holdings	—	—	299	291
	The marketable securities in this item are:
	— Listed	21,298	19,594	21,298	19,594
	— Unlisted	246	313	246	313
	Additionally this item includes amounts which will be due in the year following the balance sheet date:
	a) Bonds and other fixed-income securities
	From public issuers	—	—	—	—
	From other issuers	3,482	2,522	3,482	2,522
	In accordance with § 10 (2b) 7 in conjunction with (4a) and (4c) of the German Banking Law (KWG), the bank has validated non-realized reserves for an amount of €12 m (2005: Nimes group €69 m (2005: €16 m) as liable capital.

Item 5,6,7:	The balance sheet items Shares, Investment Holdings and Holdings in affiliated companies do not include marketable securities (bank and group).
Item 8:	Trust assets
	This item includes:
	— Special-Purpose Fund	77	71	77	71
	— Due from banks	38	47	38	47
Item 10:	Tangible assets
	This item includes:
	— Land and buildings used by the bank, flats	1	1	1	1
	— Land and buildings scheduled for external use	19	19	19	19
	— Equipment, furniture and fittings	0	1	0	1
Item 11:	Other assets
	This item includes:
	— Tax refunds	—	—	3	2
	— Dividend claims	—	—	1	1
	— Due from affiliated companies	—	2	—	—
	— Maturing interest coupons	1	—	1	—

Assets denominated in foreign currencies		1,101	2,112	1,101	2,112

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Fixed Asset Summary – Bank and Group

						Balance sheet	Balance sheet
Fixed assets	Bank /	Acquisition			Cumulative	value	value	Depreciation
€ million	Group	costs	Additions	Disposals	depreciation	Dec. 31, 2006	Dec. 31, 2005	2006

Intangible assets	Bank and Group	0	0	—	0	0	0	0
Tangible assets	Bank and Group	33	1	1	12	20	21	1
Investment holdings
	Bank	1	—	—	0	1	1	—
	Group	165	16	—	11	170	154	0
Holdings in affiliated companies
	Bank	27	—	—	11	16	16	—
	Group	4	—	—	1	3	3	—
Total
	Bank	61	1	1	23	37	38	1
	Group	202	17	1	24	193	178	1

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			Bank	Bank	Group	Group
Liability items in the balance sheet			2006	2005	2006	2005

			€ million	€ million	€ million	€ million

Item 1:	Liabilities to banks
	This item includes:
	Liabilities to companies in which the bank has investment holdings		—	—	337	365
	Subheading b) - with agreed term or period of notice - is divided according to the remaining time to maturity:
	—	Up to three months	3,041	6,134	3,041	6,134
	—	Longer than three months up to one year	585	1,307	585	1,307
	—	Longer than one year up to five years	2,318	2,809	2,318	2,809
	—	Longer than five years	789	787	789	787
	Securities worth a total value of nominal €19,833 m (2005: €17,552 m bank and group) have been deposited at the Bundesbank for refinancing purposes.
	As a part of market operations of the ECB securities at a volume of €1,500 m were credited at the branch office of the Deutsche Bundesbank in Frankfurt am Main at the end of 2006 (2005: €1,400 m bank and group).
Item 2:	Liabilities to customers
	This item includes:
	—	Liabilities to companies in which the bank has investment holdings	0	0	80	53
	—	Liabilities to affiliated companies	10	22	9	9
	Subheading b) - with agreed term or period of notice - is divided according to the remaining time to maturity:
	—	Up to three months	122	101	122	101
	—	Longer than three months up to one year	261	412	261	412
	—	Longer than one year up to five years	1,311	1,323	1,311	1,323
	—	Longer than five years	2,313	2,144	2,313	2,144
Item 3:	Securitised Liabilities
	Additionally in this item the following amount is included which will be due in the year following the balance sheet date		18,696	12,020	18,696	12,020
Item 4:	Trust Liabilities
	This item includes:
	—	Special-Purpose Fund	77	71	77	71
	—	Liabilities to customers	38	47	38	47
Item 5:	Other Liabilities
	This item includes:
	—	Pro rata interest (before hedging) for subordinated liabilities	18	17	18	17
Item 9:	Subordinated Liabilities
	The subordinated liabilities were issued as note loans, loan agreements and bearer securities with global certificates. For the subordinated liabilities of €1,071 m (2005: €975 m) the net outlay after hedging was €26 m (2005: €19 m). A 15 % share of the subordinated liabilities’ total amount accounts for a bond of JPY 25 bn equivalent to € 159 m after hedging. The bond is due on 21.04.2036. The related outlay rate before hedging is 2.8%. The subordinated liabilities’ financing conditions fulfill the requirements of § 10 (5a) of the German Banking Law (KWG) and exclude premature repayment.
Debts denominated in foreign currency			44,169	40,610	44,169	40,610

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			Bank	Bank	Group	Group
Liabilities below the line			2006	2005	2006	2005

			€ million	€ million	€ million	€ million

Item 1:	Contingent liabilities
	—	Deficiency guarantees	5	6	5	6
	—	Bailment of security furnishments	5	2	5	2
Item 2:	Other liabilities
	The increase of irrevocable loan commitments predominantly is due to outstanding commitments in money market business with banks
Computation of cover
	Liabilities for which mandatory cover must be provided are:
	—	Bearer securities	1,636	2,330	1,636	2,330
	—	Registered securities	6,825	7,271	6,825	7,271
	The following assets are allocated to cover bonds issued:
	—	Due from banks	16,660	18,294	16,660	18,294
	—	Due from customers	14	19	14	19

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Explanatory notes on the profit and loss account

Income

		Bank		Group

			Europe/		Europe/
		Germany	OECD	Germany	OECD

Breakdown by geographical markets		€ million	€ million	€ million	€ million

Interest Income	2006	1,711	1,932	1,706	1,932
	2005	1,569	1,672	1,567	1,672
Current income from shares and non-fixed income securities	2006	—	—	1	—
	2005	—	—	1	—
Current income from investment holdings	2006	—	—	6	—
	2005	—	—	4	—
Commission income	2006	1	—	1	—
	2005	1	—	1	—
Other operating income	2006	3	—	3	—
	2005	2	—	3	—

		Bank	Bank	Group	Group
		2006	2005	2006	2005

		€ million	€ million	€ million	€ million

Item 7:	Other operating income
	The main components included in this item are:
	— Rental income from the bank’s own buildings	2	1	2	1

	Expenses and income include no material amounts relating to prior years.

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Supplementary Information

Information on market risk-related transactions

In principle, derivative business is only transacted to hedge balance sheet effective transactions. The volume of this business is limited through position, counterparty and product-related limits and is constantly monitored within the framework of our risk management system.

Derivative transactions – volumes –

Netting and collateral agreements have not been taken into account in the breakdown.

	Nominal value		Fair value	Fair value
			positive	negative
	December 31,	December 31,	December 31,	December 31,
€ million	2006	2005	2006	2006

Interest rate risks
Interest rate swaps	143,752	125,470	476	882
Thereof: claims of redemption and conversion embedded in swaps	1,998	1,532	4	25
Swaptions
— Purchases	—	—	—	—
— Sales	1,066	1,544	—	8
Caps		—
Other interest forward transactions	9	12	2	—

Interest rate risk total	144,827	127,026	478	890

Currency risks
Interest rate -currency swaps	41,538	39,455	318	4,013
Thereof: currency options embedded in swaps	206	250	5	13
claims of redemption embedded in swaps	110	135	3	4
Currency swaps	3,028	1,585	1	84

Currency risk total	44,566	41,040	319	4,097

Stock and other price risks
Stock-index swaps	205	151	36	9
Thereof: stock options embedded in swaps	102	52	6	9

Stock and other price risks total	205	151	36	9

Interest rate, currency, stock and other price risks	189,598	168,217	833	4,996

Derivative transactions – breakdown by maturities–

					Stock and other price
	Interest rate risk		Currency risk		risks
	December 31,		December 31,		December 31,
Nominal value
( € million)	2006	2005	2006	2005	2006	2005

Remaining time to maturity
— Up to three months	68,601	49,180	6,996	3,235	—	—
— Longer than three months up to one year	31,620	35,405	8,295	5,486	130	—
— Longer than one year up to five years	32,413	31,374	21,472	24,501	75	151
— Longer than five years	12,193	11,067	7,803	7,818	—	—
Total	144,827	127,026	44,566	41,040	205	151

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Derivative transactions – breakdown by counter-parties–

			Fair value	Fair value
	Nominal value		positive	negative
€ million	December 31		December 31	December 31

	2006	2005*	2006	2006

OECD banks	175,659	151,758	775	3,973
Other counter-parties	13,939	14,904	58	1,023

Total	189,598	166,662	833	4,996

(*) exclusively Principle I (Grundsatz I) relevant transactions

Forward transactions, particularly those in foreign currencies, not yet completed by the balance sheet date, were concluded to cover market price risk. Commitments for pending transactions at the year’s end comprise interest-rate swaps, currency swaps, cross-currency swaps, interest-rate forward contracts as well as option transactions.

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Miscellaneous

During the 2006 financial year, the total remuneration of the Board of Managing Directors amounted to €1,599 thousand (2005: €1,339 thousand). For the individual payments to the members of the Board of Managing Directors the remuneration for 2006 was fixed as follows:

	Fixed	Variable	Other
Value (€ thousand)	remuneration	remuneration	remuneration	Total

Dr. h. c. Uwe Zimpelmann	450	280	14	744
Hans Jürgen Ploog	400	280	13	693
Hans Bernhardt (ab 01.06.2006)	146	—	16	162

According to current regulations of remuneration, the chairman of the Advisory Board receives a fixed annual remuneration in the amount of €25 thousand and his deputy receives a fixed annual remuneration in the amount of €12.5 thousand. Members of the Advisory Board who are chairmen of a committee thereof receive a fixed annual remuneration in the amount of €10 thousand, unless their remuneration is otherwise higher. Members of the Advisory Board who are also members of a committee receive a fixed annual remuneration in the amount of €8.5 thousand, and members of the Advisory Board who are not also members of a committee receive a fixed annual remuneration in the amount of €7 thousand. Additionally, members of the Advisory Board receive an attendance fee of €0.5 thousand for each meeting of the Advisory Board that they attend.

The total remuneration granted to members of our Advisory Board for their activity during the financial year amounted to € 195 thou (2005: € 201 thou, both including VAT). Individual remuneration is listed in the following table (excluding VAT).

Value (€ thousand)	Membership	Remuneration	Attendance fee

Gerd Sonnleitner (Chairman)	January 1 – December 31	25.0	2.0
Heinz Christian Bär	January 1 – September 30	6.4	0.5
Dr. Helmut Born	January 1 – December 31	8.5	1.0
Dr. Rolf-E. Breuer	January 1 – December 31	10.0	0.5
Dr. Ulrich Brixner	January 1 – December 31	8.5	1.0
Hans-Heinrich Ehlen	January 1 – December 31	7.0	0.5
Dr. Thomas R. Fischer	November 9 – December 31	1.4	—
Udo Folgart	October 1 – December 31	1.8	—
Peter Hauk	January 1 – December 31	7.0	0.5
Werner Hilse	October 1 – December 31	2.0	0.5
Dr. Dietrich Hoppenstedt	January 1 – June 30	4.3	—
Dietrich Jahn	January 1 – March 20	2.1	—
Herbert Küster	January 1 – February 28	1.4	—
Berthold Leber	April 5 – December 31	6.4	0.5
Erika Lenz	January 1 – December 31	7.3	1.0
Franz-Josef Möllers	October 1 – December 31	2.0	—
Manfred Nüssel	January 1 – December 31	8.5	1.0
Horst Seehofer*	January 1 – December 31	13.5	—
Norbert Schindler	January 1 – September 30	6.4	0.5
Dr. Volker Sklenar	January 1 – December 31	7.0	0.5
Otto-Dietrich Steensen	January 1 – September 30	6.4	0.5
Dr. Johannes Ströh	January 1 – May 14	2.6	0.5
Dr. Peter Traumann	May 15 – December 31	4.4	0.5
Dr. Jörg Wendisch	April 5 – December 31	6.4	1.0
Hans-Joachim Wilms	January 1 – December 31	8.5	1.0

* including supplementary payment for activities in 2005

General Managers of the LR Beteiligungsgesellschaft mbH and DSV Silo- und Verwaltungsgesellschaft mbH:

Jens Kollmann
Hans Erich Waßmuth

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The annual remuneration of the general managers of the consolidated companies amounted to €24.6 thousand (compared to €24.6 thousand in 2005) in total, that is €12.3 thousand for each manager.

As at December 31, 2006, there were provisions totaling €6,676 thousand (2005: €6,359 thousand) to meet pension commitments to former members of the Board of Managing Directors and their surviving dependants. Current benefit payments amount to €597 thousand (2005: €489 thousand).

As in the previous year, the members of the Board of Managing Directors did not take out any loans during the financial year 2006.

Average number of employees for the year, excluding members of the Board of Managing Directors (identical for both bank and group):

		2006			2005

	Male	Female	Total	Male	Female	Total

Full-time employees	105	68	173	104	70	174
Part-time employees	3	21	24	4	17	21

Total	108	89	197	108	87	195

Substantial shareholdings as defined by § 285 (11) of the German Commercial Code (HGB):

	Capital		Percentage of	Results
	resources		the	€ million
	€ million 2006		Capital	2006

Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung (DGL) GmbH, Frankfurt am Main (in liquidation)	9.5	*	25.1	-0.2	*
DSV Silo – und Verwaltungsgesellschaft mbH, Frankfurt am Main	11.7		100.0	0.2
LR Beteiligungsgesellschaft mbH, Frankfurt am Main	52.1		100.0	1.4

(*) 2005

The listing of further companies according to § 285 (11) of the German Commercial Code (HGB) we have waived according to § 286 (3) 1 of the German Commercial Code (HGB) as they are of minor significance for the net worth, financial and earnings position of the bank.

For the same reason we have waived an equity consolidation of investment holdings according to § 311 (2) of the German Commercial Code (HGB).

Fees for Auditing and Consulting according to § 285 (1) 17 and § 314 (1) 9 of the German Commercial Code (HGB):

During the 2006 financial year, the expenses for auditing and consulting amounted to € 435 thou (2005:€ 414 thou) for the bank and € 448 thou (2005:€ 440 thou) for the group. These costs are made up of following amounts:

	Bank	Bank	Group	Group
Items in € thousands	2006	2005	2006	2005

Final audit	340	264	353	277
Other audit or evaluation services	74	131	74	131
Other services	21	19	21	32

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The following table shows mandates for the legal constitution of the supervisory committees of large incorporated enterprises (§ 267 (3) German Commercial Code (HGB)) held by legal representatives or other members of staff, under § 340a (4) 1 German Commercial Code (HGB):

Hans Bernhardt	Landgesellschaft Mecklenburg-Vorpommern mbH, Leezen
(Member of the Supervisory Board)

Hans Jürgen Ploog	Wüstenrot Bank AG, Ludwigsburg
(Member of the Supervisory Board)

BVVG Bodenverwertungs- und verwaltungs GmbH, Berlin
(Member of the Supervisory Board)

Dr. h.c. Uwe Zimpelmann	DZ Bank AG Deutsche Zentral-Genossenschaftsbank,
Frankfurt am Main (Member of the Supervisory Board)

Lohmann & Co. AG, Rechterfeld
(Chairman of the Supervisory Board)

The members of the Board of Managing Directors and the Advisory Board for the 2006 financial year are to be found on pages 61-62.

Frankfurt am Main, March 2007	LANDWIRTSCHAFTLICHE RENTENBANK
Board of Managing Directors

	Dr. h.c. Zimpelmann	Ploog	Dr. Reinhardt	Bernhardt

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Executive Bodies

The following are the members of the Board of Managing Directors (Vorstand) and the Advisory Board (Verwaltungsrat) for the financial year 2006.

Board of Managing Directors

Hans Bernhardt

Hans Jürgen Ploog

Dipl.-Kfm. Dr. h. c. Uwe Zimpelmann (Chairman)

Advisory Board

Chairman:

Präsident Gerd Sonnleitner, Deutscher Bauernverband e.V., Berlin

Deputy Chairman:

Horst Seehofer, Bundesminister für Ernährung, Landwirtschaft und Verbraucherschutz, Berlin

Representatives of the Deutscher Bauernverband e.V.:

Präsident Heinz Christian Bär, Hessischer Bauernverband e.V., Friedrichsdorf (through September 30, 2006)

Präsident Udo Folgart, Landesbauernverband Brandenburg e.V., Teltow/Ruhlsdorf (since October 1, 2006)

Generalsekretär Dr. Helmut Born, Deutscher Bauernverband e.V., Berlin

Präsidentin Erika Lenz, Deutscher Landfrauenverband e.V., Berlin

Präsident Norbert Schindler, MdB, Bauern- und Winzerverband Rheinland-Pfalz Süd e.V., Mainz (through September 30, 2006)

Präsident Werner Hilse, Landvolk Niedersachsen-Landesbauernverband e.V., Hannover (since October 1, 2006)

Präsident Otto-Dietrich Steensen, Schleswig-Holsteinischer Bauernverband e.V., Rendsburg (through September 30, 2006)

Präsident Franz-Josef Möllers, Westfälisch-Lippischer-Landwirtschaftsverband e.V., Münster (since October 1, 2006)

Representatives of the Deutscher Raiffeisenverband e.V.:

Präsident Manfred Nüssel, Deutscher Raiffeisenverband e.V., Bonn

Representatives of the Food Industry:

Präsident Dr. Johannes Ströh, Zentralausschuss der Agrargewerblichen Wirtschaft e.V., Bonn (through May 14, 2006)

Dr. Peter Traumann, Mitglied des Vorstandes Bundesvereinigung der Deutschen Ernährungsindustrie e.V., Berlin (since May 15, 2006)

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State Ministers of Agriculture:

Baden-Württemberg:

Peter Hauk, Minister für Ernährung und Ländlichen Raum des Landes Baden-Württemberg, Stuttgart

Lower Saxony:

Hans-Heinrich Ehlen Minister für den Ländlichen Raum, Ernährung, Landwirtschaft und Verbraucherschutz des Landes Niedersachsen, Hannover

Thuringia:

Dr. Volker Sklenar, Minister für Landwirtschaft, Naturschutz und Umwelt des Freistaates Thüringen, Erfurt

Representatives of the Trade Unions:

Hans-Joachim Wilms, Stellvertretender Bundesvorsitzender der IG Bauen-Agrar-Umwelt, Berlin

Representative of the Federal Ministry of Food, Agriculture and Consumer Protection:

Herbert Küster, Ministerialdirigent, Bonn (through February 28, 2006)

Dr. Jörg Wendisch, Ministerialdirektor, Bonn (since April 05, 2006)

Representative of the Federal Ministry of Finance:

Dietrich Jahn, Ministerialdirigent, Berlin (through March 20, 2006)

Berthold Leber, Ministerialdirigent, Berlin (since April 05, 2006)

Representatives of banks or other loan specialists:

Dr. Rolf-E. Breuer, former Sprecher des Vorstands and former Vorsitzender des Aufsichtsrates der Deutsche Bank AG, Frankfurt am Main

Dr. Ulrich Brixner, Vorsitzender des Vorstandes der DZ BANK AG Deutschen Zentral-Genossenschaftsbank, Frankfurt am Main

Dr. Dietrich Hoppenstedt, former Präsident des Deutschen Sparkassen- und Giroverbandes e.V., Berlin (through June 30, 2006)

Dr. Thomas R. Fischer, Vorsitzender des Vorstandes der WestLB AG, Düsseldorf (since November 09, 2006)

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ACCOUNTANT’S REPORT

For the complete annual financial statements and the management report we have issued an unqualified Auditors' Report according to § 322 HGB (“German Commercial Code”). The translation of the Auditors' Report reads as follows:

Independent Auditors' Report

We have audited the annual financial statements - consisting of balance sheet, profit and loss account and notes - together with the bookkeeping system of the Landwirtschaftliche Rentenbank, Frankfurt am Main, as well as the consolidated financial statements - consisting of balance sheet, profit and loss account, notes, cash flow statement, segment report and capital development summary - and its management report and consolidated management report prepared by the Bank for the business year from January 1, 2006 to December 31, 2006. The preparation of these documents in accordance with German commercial law as well as the supplementary regulations in the Statutes and the Rentenbank Law, are the responsibility of the Board of Managing Directors. Based on our audit, our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, as well as on the consolidated financial statements and the management report and consolidated management report.

We conducted our audit of the annual and consolidated financial statements in accordance with § 317 HGB ("German Commercial Code") and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer. Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and profitability in the annual and the consolidated financial statements in accordance with German principles of proper accounting and in the management report and consolidated management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Bank and the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records, the annual and consolidated financial statements and the management report and consolidated management report are examined primarily on a test basis within the framework of the audit. The audit includes an opinion on the annual financial statements of the companies included in the consolidated financial statements, a classification of subsidiaries for capital consolidation, the used accounting and consolidation principles and the significant estimates made by the Bank’s management, as well as evaluating the overall presentation of the annual and the consolidated financial statements and the management report and consolidated management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, due to the conclusions received in the auditing process, the annual and the consolidated financial statements of the Landwirtschaftliche Rentenbank, Frankfurt am Main, comply with the legal regulations and the supplementary regulations in the Statutes and the Rentenbank Law and give a true and fair view of the net assets, financial position and profitability of the Bank and the Group in accordance with German principles of proper accounting. The management report and consolidated management report is consistent with the annual financial statements and the consolidated annual financial statements, provides a suitable understanding of the Bank's and the Group's position and suitably presents opportunities and risks of future development.

Frankfurt am Main, 8 March 2007

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

(Prof. Dr. Kläs)	(Theileis)
Wirtschaftsprüfer	Wirtschaftsprüfer

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SUPPLEMENTARY INFORMATION ON CONSOLIDATED FUNDED DEBT(1)

Consolidated Funded Debt Outstanding

				Principal
				Amount
				Outstanding at
		Year of		December 31,
	Interest Rate	Incurrence	Maturity	2006

				(€ in millions)
1. Promissory Notes/Internat. Loans	1.705%-6.20%	1997-2006	2007-2020	822
(Schuldscheindarlehen)

2. Registered Bonds	0%-7.10%	1973-2006	2007-2031	6,819
(Namensschuldverschreibungen)

3. Bearer Bonds
Secured	2.66%-7.285%	1997-2006	2007-2013	1,636
Unsecured	0%-13.50%	1995-2006	2007-2049	62,775

Total consolidated funded debt				72,052

(1)	Rentenbank’s funded debt includes the following debt in foreign currencies:

Principal Amount Outstanding
Currency	at December 31, 2006

(€ in millions)
Australian dollar	4,649
Canadian dollar	1,446
Mexican peso	220
Polish zloty	49
Hungarian forint	21
Japanese Yen	2,982
New Zealand dollar	1,416
Norwegian kroner	466
Pound sterling	1,271
Swedish kroner	65
Turkish lira	61
Swiss francs	1,221
South African rand	386
Iceland krona	97
U.S. dollar	32,679

47,029

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Repayment Schedule for Consolidated Funded Debt

											After
	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2016	Total

(€ in millions)

1. Promissory Notes/Intern.Loans:	139	54	9	225	69	—	—	230	2	1	93	822
(Schuldscheindarlehen)

2. Registered Bonds	867	1,124	1,113	584	425	462	968	432	332	432	80	6,819
(Namensschuldverschreibungen)

3. Bearer Bonds
Secured	241	86	1,305	—	2	—	2	—	—	—	—	1,636
Unsecured	18,455	13,057	8,216	6,498	6,180	547	3,689	739	2,219	1,682	1,682	62,775

Total	19,702	14,321	10,643	7,307	6,676	1,008	4,659	1,401	2,553	2,115	1,667	72,052

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THE FEDERAL REPUBLIC OF GERMANY

GENERAL

Area, Location and Population

The Federal Republic is situated in central Europe and comprises an area of about 138,000 square miles. Its total population was in the range of 82.4 million in 2005. Approximately 14% of the total population is concentrated in metropolitan areas with more than 500,000 inhabitants; the largest of these areas are Berlin, Hamburg, Munich, Cologne, Frankfurt am Main, Stuttgart, Dortmund, Essen, Dusseldorf and Bremen.

(Source: Statistisches Bundesamt, Statistisches Jahrbuch 2006, Tables 2, 2.5, 2.6)

Government

The Federal Republic is a federated republic whose constitution is codified in the Grundgesetz of 1949. It consists of 16 federal states (Länder). The capital of the Federal Republic is Berlin. The Länder have legislative sovereignty over matters not expressly reserved to the legislative, executive and judicial bodies of the Federal Republic.

The Grundgesetz provides for a Federal President (Bundespräsident), two Houses of Parliament (the Bundestag, which currently has 614 members, and the Bundesrat, which consists of representatives of the 16 Länder governments), a Chancellor (Bundeskanzler) and a Federal Constitutional Court (Bundesverfassungsgericht). The Chancellor heads the Federal Government, consisting of the Chancellor and the Federal Ministers. The Bundespräsident acts as head of state.

General elections for the Bundestag are generally held every four years. The last general election was held on September 18, 2005.

A political party is not entitled to party representation in the Bundestag unless it receives at least 5% of the votes cast or three direct mandates in a general election. The Chancellor is elected by and is responsible to the Bundestag.

Political Parties

The political parties currently represented in the Bundestag are the Christian Democrats (CDU) and its Bavarian sister party, the Christian Social Union (CSU), the Social Democrats (SPD), the Free Democrats (FDP), the Left-Wing Party of Democratic Socialism (Linkspartei.PDS, formerly PDS) together with members of the party Labor and Social Justice – The Election Alternative (WASG) as the left-wing fraction (Die Linke.), and the Greens (Bündnis 90/Grüne).

Since 1949, the Federal Republic has been governed by eight Chancellors over 16 electoral periods. The last general elections took place in September 2005 and resulted in a so-called ”grand coalition” between the two largest political blocs, the Christian Democrats (CDU/CSU) and the Social Democrats (SPD), led by Chancellor Angela Merkel (CDU).

The following table shows the results of the five most recent general elections to the Bundestag.

	2005		2002		1998		1994		1990
	Elections		Elections		Elections		Elections		Elections(1)
	% of		% of		% of		% of		% of
	Votes	Seats	Votes	Seats	Votes	Seats	Votes	Seats	Votes	Seats

CDU/CSU	35.2	226	38.5	248	35.1	245	41.4	294	43.8	319
SPD	34.2	222	38.5	251	40.9	298	36.4	252	33.5	239
FDP	9.8	61	7.4	47	6.2	43	6.9	47	11.0	79
Die Linke.(2)	8.7	54	4.0	2	5.1	36	4.4	30	2.4	17
Bündnis 90/Grüne(3)	8.1	51	8.6	55	6.7	47	7.3	49	5.0	8
Others	3.9	—	3.0	—	5.9	—	3.6	—	4.2	—

Total		614		603		669		672		662

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(1)	In 1990, Bündnis 90 (east German Grüne) and PDS were represented in the Bundestag pursuant to special provisions in the Treaty on Unity, relating to the political parties of the eastern Länder.

(2)	Results of the PDS for all elections prior to 2005.

(3)	Includes the results of the west German Grüne party and of Bündnis 90 (east German Grüne) for 1990; includes the results of the combined Bündnis 90/Grüne for 1994 and all subsequent periods.

(Sources: Statistisches Bundesamt, Statistisches Jahrbuch 2005, Tables 4.3 and 4.6; Statistisches Bundesamt, Statistisches Jahrbuch 2006, Tables 4.3 and 4.6)

International Organizations

In addition to the European Union (“EU”), the Federal Republic is a member of various major multilateral institutions, including the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Development Association (“World Bank”), the Council of Europe, the Organization for Economic Cooperation and Development (“OECD”), the West European Union (“WEU”), and the North Atlantic Treaty Organization (“NATO”). In addition, the Federal Republic is a signatory to the General Agreement on Tariffs and Trade (“GATT”) and a member of the World Trade Organization (“WTO”). It is also a shareholder of, among others, the European Investment Bank, the European Bank for Reconstruction and Development, and the European Atomic Energy Community.

The European Union and European Integration

The Federal Republic was a founding member of the European Coal and Steel Community (“ECSC”) in 1951, which later developed into the European Union. Today, the Federal Republic is one of 27 member states of the EU (the “Member States”). On May 1, 2004, ten new countries, Cyprus, the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Malta, Poland, the Slovak Republic and Slovenia became part of the EU, joining its previous members Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal, Spain, Sweden and the United Kingdom. On January 1, 2007, two new countries, Bulgaria and Romania, joined the EU. The aggregate population of the Member States is now approximately 493 million. Accession negotiations with Turkey and Croatia started in October 2005. Furthermore, in December 2005 the European Council decided to grant candidate status to the Former Yugoslavian Republic of Macedonia.

(Sources: http://www.europa.eu.int/comm/enlargement/countries/index_en.htm#acceding;
http://www.europa.eu.int/abc/history/index_en.htm; http://europa.eu/abc/history/2000_today/index_en.htm;
Eurostat news release 167/2006,”The new EU of 27 and euro area of 13”, December 19, 2006: http://epp.eurostat.ec.europa.eu/pls/portal/docs/PAGE/PGP_PRD_CAT_PREREL/PGE_CAT_PREREL_YEAR_ 2006/PGE_CAT_PREREL_YEAR_2006_MONTH_12/1-19122006-EN-AP.PDF;
http://ue.eu.int/ueDocs/cms_Data/docs/pressData/en/ec/87642.pdf, page 7)

Economic Integration

From its inception, a fundamental objective of the EU and its predecessors has been the economic integration of its Member States. Culminating a long process, an internal market that provides for the free movement of goods and services, persons and capital among the Member States was established as of January 1, 1993. The integration of the Member States’ economies and the completion of a single market are also promoted by a European competition policy, which aims at creating a level playing field for Member States’ companies and promoting economic efficiency. In addition, various liberalization and harmonization measures are being implemented, for example in the telecommunications and the energy sector. In the financial sector, the single market has been fostered by providing for the free movement of capital and the freedom to perform banking services throughout the EU under the so-called “European Passport”, which enables financial institutions to provide financial services throughout the common market based on a single license obtained in one Member State. Another important policy area for the EU has been agriculture. Subsidies to this sector make up more than 40% of the EU’s budget. A further tool with which the EU promotes economic integration is regional aid, which is designed to focus development efforts on certain disadvantaged regions and sections of population of the EU.

The financial framework for the enlarged EU for the period from 2007 until 2013 was formally adopted on May 17, 2006, with an Inter-institutional Agreement (“IIA”) signed by the European Parliament (the “Parliament”), the Council of the European Union (the “Council”) and the European Commission (the

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“Commission”). Among other things, the IIA defines maximum amounts for commitment appropriations, which cover legal commitments made to spend funds over one or more years in certain expenditure categories. Additionally, the IIA defines an annual average maximum amount for payment appropriations (1.0% of EU gross national income), which cover payments made to honor the legal commitments entered into during the current financial year and/or earlier financial years. The 2007 EU budget, which was adopted by the Parliament on December 14, 2006, is the first yearly EU budget adopted within this financial framework. The adopted 2007 budget amounts to EUR 126.5 billion in commitment appropriations and EUR 115.5 billion in payment appropriations. The amount of commitment appropriations corresponds to 1.08% of the EU gross national income, while the amount of payment appropriations corresponds to 0.99% of the EU gross natural income.

(Sources: EUROPA – Bulletin for the European Union – 12-2006:
http://europa.eu/cgi-bin/printbu.cgi?lng=en&no=200612&pt=p134001.htm&lv=1;
http://ec.europa.eu/budget/prior_future/fin_framework_en.htm;
Interinstitutional Agreement between the European Parliament, the Council and the Commission on budgetary discipline and sound financial management (2006/C 139/01):
http://eur-lex.europa.eu/LexUriServ/site/en/oj/2006/c_139/c_13920060614en00010017.pdf;
http://ec.europa.eu/budget/budget_detail/current_year_en.htm; http://europa.eu/rapid/pressReleasesAction.do?reference=IP/06/1810&format=HTML&aged=1&language=E N&guiLanguage=en ; http://europa.eu.int/abc/index_en.htm; European Commission, Europe in 12 lessons:
http://europa.eu/abc/12lessons/index_en.htm; http://europa.eu/abc/12lessons/lesson_5/index_en.htm)

Monetary Integration

The Federal Republic is a signatory to, and has ratified, the Treaty on European Union of February 1992 (also known as the “Maastricht Treaty”). The Maastricht Treaty was the basis for the establishment of the European Economic and Monetary Union (“EMU”). The EMU led, in turn, to the adoption of irrevocable conversion rates between the euro and the national currencies of the initial participating Member States on December 31, 1998 and the introduction of the euro as the single European currency in the euro area on January 1, 1999. On January 1, 2002, banknotes and coins denominated in euro were introduced as legal tender to replace the national currencies in the 12 Member States forming the euro area at that time (Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain). Slovenia joined the euro area as the thirteenth Member State on January 1, 2007.

The European Central Bank (“ECB”) was established on June 1, 1998, as part of the European System of Central Banks (“ESCB”). According to the Maastricht Treaty, the primary objective of the ESCB is to maintain price stability. Without prejudice to the objective of price stability, the ESCB supports the general economic policies of the EU. See “Monetary and Financial System” for more information on the ECB and ESCB. The Eurosystem, consisting of the ECB and the national central banks of those Member States whose currency is the euro, assumed sole responsibility for the monetary policy in the euro area on January 1, 1999.

(Sources: European Commission, press release IP/00/422 dated May 3, 2000; “The History of the European Union: 2001”: http://europa.eu/abc/history/2000_today/2002/index_en.htm;
http://europa.eu/abc/history/2000_today/2001/index_en.htm;
http://europa.eu/abc/history/1990-1999/1998/index_en.htm;
http://europa.eu/abc/history/1990-1999/1999/index_en.htm;
http://www.ecb.eu/ecb/history/emu/html/index.en.html)

To ensure continuous budgetary discipline in the EMU, the Member States agreed on the main elements of a Stability and Growth Pact (the “Pact”) in 1996. According to the Pact, Member States must pursue the medium-term objective of achieving a balanced budget or even a budget surplus so as to create a margin that enables them to deal with cyclical fluctuations.

Under the Maastricht Treaty, implementing regulations and the Pact, a Member State whose general government deficit exceeds the reference value of 3% of its gross domestic product (“GDP”) becomes subject to the “excessive deficit procedure”. The procedure provides that the Council, meeting in the composition of Economics and Finance Ministers of the Member States (commonly known as the “Ecofin Council”), decides whether an excessive deficit has been incurred. If it so concludes, the Ecofin Council, based on recommendations by the Commission, suggests corrective measures aiming at a deficit reduction and then reviews the corrective measures taken by a Member State. If it determines that such corrective measures are not adequate, the Maastricht Treaty and the Pact provide for a wide range of remedies. For those Member States whose currency is the euro, this process could ultimately lead to the imposition of annual financial penalties of

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as much as 0.5% of a Member State’s GDP. Financial penalties may not be imposed, however, until the end of a further review period. Furthermore, the Pact provides that the 3% limit may be exceeded without triggering an excessive deficit procedure provided that the deficit is considered to be exceptional and temporary. This would be the case in the event of a severe economic downturn (i.e., a recession) or an unusual event outside the control of the Member State concerned (e.g., a significant natural disaster or a war having an impact on that Member State).

Since 2002, the Commission has initiated excessive deficit procedures against various Member States, including Germany. For further information on the excessive deficit procedure against Germany, see below under “The Economy — Germany’s General Government Deficit, the Stability Program and the Excessive Deficit Procedure”.

Since the EMU came into force, some of the Member States have had recurring problems complying with the 3% limit and a discussion about how the Pact could be improved evolved. This discussion led to the decisions of the Council in March 2005 to modify the Pact. A Member State’s deficit may now exceed 3% of GDP not only in case of a severe economic downturn, as was previously the case, but also in case of a longer period of weak growth. Furthermore, in judging whether a deficit is too high and whether a Member State must implement corrective measures, an indicative list of relevant factors has been agreed, including, among others, the costs of implementing policies according to the Lisbon agenda, which was adopted in March 2000 and outlines the EU’s strategy for economic, social and environmental renewal until 2010, high financial contributions aiming at fostering international solidarity and achieving European policy goals, notably European unification, and the costs of pension reform.

(Sources: European Commission, press releases dated October 16, 2002, April 2, 2003, April 28, 2004 and May 12, 2004; Ecofin Council, press release dated May 11, 2004; Deutsche Bundesbank, Monthly Report February 2003, page 55; Eurostat, Euro indicators news release dated March 17, 2003; European Commission, SPEECH/04/387; European Commission, press release IP/05/153 dated February 9, 2005; Presidency Conclusions of the European Council, March 2005 (press release 7619/05 of the European Council))

Political Integration

The EU’s three main institutions are the Council (representing the governments of the Member States), the Parliament (elected by and representing the citizens of the Member States) and the Commission (the executive body of the EU). In order to ensure that the decision-making process within the EU’s institutions continues to work effectively, the European Convention was formed in 2001. Its goal was to draft a European Constitution which sets out the powers and responsibilities of the institutions and the decision-making process, thus enabling the EU to cope with its main challenges in the mid-term future, the enlargement of the EU and the increased involvement of EU citizens by introducing more democracy and transparency into the governance of the EU. The draft Constitution was presented in July 2003, and in October 2004, the Council finally agreed on the Constitution, which must be ratified by all Member States in order to take effect. To date, 18 Member States have ratified the Constitution. However, in separate referendums held at the end of May and the beginning of June 2005, respectively, the people of France and the Netherlands voted against the ratification of the Constitution. The project of constitutional reform has not, however, been abandoned, and in March 2007, the Heads of State and Government of the Member States adopted the “Berlin Declaration”, which sets forth the goal of placing the EU on a renewed common basis before the Parliament elections in 2009.

(Sources: http://europa.eu.int/futurum/constitution/index_en.htm; European Commission, Europe in 12 lessons, 2004; http://ue.eu.int/cms3_fo/showPage.asp?id=735&lang=EN&mode=g;
http://europa.eu.int/constitution/ratification_en.htm; http://europa.eu/constitution/citizens_ask_en.htm#q9;
http://europa.eu.int/constitution/referendum_en.htm; http://www.eu2007.de/en/News/Press_Releases/March/0325BPAFestakt.html;
http://www.eu2007.de/de/News/download_docs/Maerz/0324-RAA/English.pdf)

Statistical Disclosure Standards of the International Monetary Fund

The Federal Republic currently meets the Special Data Dissemination Standard (“SDDS”) of the International Monetary Fund (“IMF”) relating to coverage, periodicity and timeliness of economic data. Although subscription by member countries to the SDDS is voluntary, it carries a commitment by subscribing members to observe the standard and to provide certain information to the IMF about its practices in disseminating economic and financial data.

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THE ECONOMY

Overview

Since 1945, the Federal Republic’s economic system has developed into a social market economy, combining the free initiative of the individual with progressive social principles. The Grundgesetz guarantees freedom of private enterprise and private property, provided that these basic rights must not be exercised against the public good. The state mainly has a regulatory function in the market economy, setting the general framework of conditions within which market processes take place. State intervention in price setting is limited to a very small number of industries.

Key Economic Figures

The German economy is one of the world’s largest economies. In 2006, its GDP expressed at current prices was EUR 2,307.2 billion compared to EUR 2,241.0 billion in 2005, which corresponds to an increase of 3.0%. Real GDP rose by 2.7% compared to 2005, and by 24.2% compared to 1991. This growth in GDP since 1991 has been largely driven by gains in productivity, as real GDP per employee has risen by 22.7% since 1991. In calculating real GDP growth, the Federal Statistical Office uses a chain index based on previous years’ prices. In 2006, GDP per capita at current prices was EUR 28,012, while GDP per employee at current prices was EUR 58,999.

(Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4–2006 (March 2007), Tables 2.1.1, 2.1.4, 2.2.13)

As in many advanced economies, the services sector of the Federal Republic has become a more important contributor to GDP than any other sector. In 2006, financial, renting and business activities accounted for 29.0%, (1991: 23.3%) and other public and private service activities accounted for 21.9% (1991: 20.8%) of gross value added, measured at current prices, while the share of trade and transport services, including hotel and restaurant services as well as communication services, remained fairly constant at 18.3% (1991: 17.9%). The production sector (excluding construction) generated 26.0% of gross value added compared to 30.6% in 1991. Construction contributed 4.0% (1991: 6.0%) to gross value added, and agriculture, forestry and fishing accounted for 1.0% of gross value added (1991: 1.4%).

(Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4–2006 (March 2007), Table 2.2.1)

In 2006, private consumption totaled 58.5% of GDP, gross fixed capital formation amounted to 17.8%, and government consumption equaled 18.5%. Exports and imports of goods and services accounted for 44.9% and 39.6% of GDP at current prices, respectively, for the year. The trade balance thus showed a surplus equal to 5.3% of GDP in 2006.

(Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4–2006 (March 2007), Table 2.3.1)

Overall, the German economy grew strongly in 2006. The 2.7% increase in real GDP compared to 2005 represented the highest rate of economic growth since 2000 and the second highest increase since German reunification in 1990. Economic growth was attributable to both domestic and foreign demand, with domestic demand contributing more to GDP growth than net exports. The growth in domestic demand by 1.6% was mainly due to gross fixed capital formation, which increased by 5.6%, representing the highest growth rate since 1990. Increases in private consumption by 0.8% and in public consumption by 1.8% also contributed to domestic demand. In addition, foreign trade continued its dynamic trend in 2006 with the growth rates of imports and exports nearly doubling compared to 2005.

(Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.4–2006 (March 2007), Table 2.3.2)

Exports of the Federal Republic totaled EUR 1,035.7 billion in 2006, or 44.9% of GDP at current prices. This corresponds to an increase of 13.5% compared to 2005. At constant prices, exports increased by 12.5% from 2005 to 2006. The unemployment rate (as computed under the “national definition” of the Federal Employment Agency) decreased from 11.7% in 2005 to 10.8% in 2006. Based on the internationally comparable method of calculation promulgated by the International Labor Organization (ILO), which is referred to as the “ILO definition”, the unemployment rate decreased from 9.1% in 2005 to 8.1% in 2006. For an

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explanation of the differences between the national definition and the ILO definition, see “Employment and Labor”. The inflation rate as measured by the percentage increase in the national consumer price index (CPI) decreased from 2.0% in 2005 to 1.7% in 2006. This decrease was mainly due to a more moderate rise in energy prices in 2006 compared to 2005. General government debt totaled EUR 1,521.6 billion at year-end 2005 and EUR 1,567.0 billion at year-end 2006.

(Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.2–4. Vierteljahr 2006 (February 2007), Table 1.10; Statistisches Bundesamt, Fachserie 18, Reihe 1.4–2006 (March 2007), Tables 2.3.1 and 2.3.2; Bundesagentur für Arbeit, Monatsbericht Dezember und Jahr 2006, Table Arbeitsmarktzahlen 2002 bis 2006; Deutsche Bundesbank Monatsbericht März 2007, Tables IX.1, X.7; Deutsche Bundesbank Monatsbericht Januar 2007, page 8)

In its spring projection published in April 2007, the Federal Government forecast that real GDP growth in Germany will be 2.3% in 2007, which constitutes an upward revision compared to its previous official forecast of 1.7% made in January 2007. The Federal Government expects that worldwide GDP growth will be slightly lower in 2007 compared to 2006, but that it will remain dynamic, and, when taken together with the high competitiveness of German businesses, should continue to benefit German exports. In addition to the expansive external economic environment, the recovery of domestic demand is increasingly contributing to economic growth, i.e. enterprises continue to increase investments at high rates and private consumption expenditures recover further. After an increase of 5.6% in 2006, gross fixed capital formation is expected to grow by an even stronger 6.2% in 2007. Although financing conditions worsened somewhat last year due to, among other factors, increases in ECB’s key interest rates, German companies are believed to have large amounts of resources at their disposal to finance investment as a result of higher levels of corporate profits. Additionally, investment is expected to increase as a result of favorable sales perspectives and a rise in capacity utilization to levels not seen since German reunification. Thus, the upswing of gross fixed capital formation in machinery and equipment is expected to continue with the real growth rate declining only marginally from 7.3% in 2006 to 7.0% in 2007. Moreover, the recovery of construction, which started last year after a decade of decline, is expected to continue. Following its rise of 4.2% in 2006, real gross fixed capital formation in construction is projected to grow even faster by 5.4% in 2007. The real growth rate of private consumption is expected to remain stable at 0.8% despite the increase in the standard rate of value-added tax (“VAT”) from 16% to 19% as of January 2007. The dampening effect of the VAT hike is compensated by a rise in disposable income resulting from increased earnings and strong employment growth. The Federal Government expects employment to rise by 1.2% or 470,000 persons in 2007, while registered unemployment is expected to fall even more strongly by 750,000 persons. Government consumption is projected to grow only moderately by 0.5% in 2007.

(Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.2–4. Vierteljahr 2006 (February 2007); Bundesministerium für Wirtschaft und Technologie, Jahreswirtschaftsbericht 2007 der Bundesregierung, pages 55-64; Bundesministerium für Wirtschaft und Technologie, Annual Economic Report 2007: Utilising the Upswing for Reforms – Summary –; Bundesministerium für Wirtschaft, Konjunktureller Aufschwung verfestigt sich – Frühjahrsprognose der Bundesregierung, Press release 25 April 2007 (http://www.bmwi.de/BMWi/Navigation/Presse/pressemitteilungen,did=200642.html))

The following table shows selected key economic figures for the Federal Republic for the past five years.

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KEY ECONOMIC FIGURES

	2006	2005	2004	2003	2002

	(EUR in billions)
GDP – at current prices	2,307.2	2,241.0	2,207.2	2,161.5	2,143.2
(change from previous year in %)	3.0	1.5	2.1	0.9	1.4
GDP – price-adjusted, chain-linked index (2000=100),
not adjusted for calendar effects	106.0	103.2	102.3	101.1	101.2
(change from previous year in %)	2.7	0.9	1.2	(0.2)	0.0
GDP – price-adjusted, chain-linked index (2000=100),
adjusted for calendar effects	106.1	103.1	102.0	101.2	101.4
(change from previous year in %)	2.9	1.1	0.8	(0.2)	0.0
Unemployment rate (ILO definition)
(in %) (2)	8.1	9.1	9.2	8.7	7.6
Rate of inflation
(year-to-year change in consumer price index (CPI) in %)	1.7	2.0	1.6	1.1	1.4
Balance of payments – current account	116.6	103.1	94.9	40.9	43.0
General government debt (1)	1,567.0	1,521.6	1,451.1	1,381.0	1,293.0

(1)	Definition according to Maastricht Treaty.

(2)	Unemployed persons, available and seeking work.

(Sources: Deutsche Bundesbank, Monatsbericht März 2007, Table IX.1, X.7 and XI.2; Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2006 (February 2007), Table 1.1 and 1.10)

Germany’s General Government Deficit, the Stability Program and the Excessive Deficit Procedure

The following table shows historical information on the Federal Republic’s general government deficit and debt as a percentage of GDP. The general government deficit refers to the excess of consolidated public sector expenditures over consolidated public sector proceeds. The public sector according to this definition includes the Federal Government, the Länder governments, the municipalities and the social security system. For the calculation of the fiscal Maastricht criteria, the accounting principles of the European System of National Accounts 1995 generally apply.

THE FEDERAL REPUBLIC’S FISCAL MAASTRICHT CRITERIA

	2006(1)	2005	2004	2003	2002

General government deficit as
% of GDP(2)(3)	1.7	3.2	3.7	4.0	3.7
General government debt as
% of GDP(2)	67.9	67.9	65.7	63.9	60.3

(1)	Provisional figures, partly estimated.

(2)	GDP including financial intermediation services indirectly measured (FISIM).

(3)	Unlike the net lending/net borrowing balance as shown in the national accounts, the deficit ratio as defined in the Maastricht Treaty includes interest payments arising from the swap transactions and forward rate agreements.

(Source: Deutsche Bundesbank, Monatsbericht März 2007, Table IX.1)

Lower than expected total public sector receipts and higher labor market and social security expenditures due to sluggish economic growth resulted in general government deficits above the limit of 3% of GDP permitted under the Maastricht Treaty for the Federal Republic for the years 2002 to 2005. The Federal Republic’s gross debt had also been exceeding the threshold of a debt-to-GDP ratio of no more than 60% with an increasing tendency from 2002 up until 2005. The debt-to-GDP ratio is one of the “Maastricht criteria” for accession to the EMU and, while exceeding the 60% threshold as such does not trigger an excessive deficit procedure, the development of the ratio is considered in the evaluation of a Member State’s public finances.

In November 2002, the Commission initiated an excessive deficit procedure against the Federal Republic based on the general government deficit exceeding the limit of 3%. In January 2003, as contemplated by the Maastricht Treaty, the Ecofin Council issued recommendations for corrective action, in response to which

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the Federal Republic implemented various measures. In November 2003, the Ecofin Council decided not to pursue the Commission’s recommendation to proceed with the excessive deficit procedure against the Federal Republic. Following that decision, the situation was provisionally resolved in December 2004, when the Commission accepted the Federal Government’s stability program and decided that it would not proceed further with the excessive deficit procedure against the Federal Republic at that point. However, due to the continuing violation of the deficit and debt criteria – in 2005 the deficit and the debt-to-GDP-ratio were 3.2% and 67.9%, respectively – and in light of the Federal Government’s stability program of February 2006, which again projected a deficit in excess of 3% in 2006, the Ecofin Council decided to resume the excessive deficit procedure against the Federal Republic. The Ecofin Council’s decision required the Federal Government to lower its deficit below 3% of GDP by 2007 at the latest and to periodically report on the measures taken to this effect.

Over the past months the economic situation of the Federal Republic has developed better than expected, leading to an unexpected increase in tax revenues. Accordingly, the general government deficit decreased to 1.7% of GDP in 2006, which is substantially below the threshold set by the Maastricht Treaty, while the general government debt to GDP ratio remained stable at 67.9% compared to 2005, which is still above the threshold set by the Maastricht Treaty. In October 2006, the Ecofin Council decided not to take any further steps in the excessive deficit procedure in respect of Germany in light of data contained in the so-called “Maastricht-Notification” submitted to the Commission by the Minister of Finance at the end of September 2006. In 2007, the deficit ratio is expected to decline to 1.2% and the debt ratio is expected to decline to 66.7%, according to the Maastricht-Notification submitted by the Minister of Finance to the Commission in late March 2007, thus being even lower than projected in the December 2006 update of the German stability program (1 ½ % for the deficit and 67% for the debt ratio). This development is expected to be accompanied by a reduction of the structural deficit (i.e., the general government deficit adjusted for cyclical effects) of approximately half a percentage point. This expectation was confirmed by the Commission’s spring forecast, which was published on May 7, 2007. According to the forecast, the Commission estimates that the German deficit in 2007 will be as low as 0.6% and, hence, even lower than predicted by the Federal Government in its most recent Maastricht-Notification. The Commission also projects that the structural deficit will be reduced by approximately three-quarters of a percentage point, which would represent an even stronger reduction than expected by the Federal Government. On this basis, the Commission made a recommendation to the Ecofin Council on May 16, 2007, to dismiss the excessive deficit procedure against Germany.

In addition to the continuing economic recovery, the increase of the standard VAT rate from January 1, 2007 by 3 percentage points will contribute to further reducing general government deficit and general government debt, since two-thirds of the additional VAT revenues will be used for budget consolidation purposes, while the remainder will be used to lower unemployment insurance contributions (i.e., non-wage labor cost). The Federal Government also cut expenditures (e.g., by abolishing subsidies for homeowners and reducing the tax allowance for commuters). According to the December 2006 update of the German stability program, overall public expenditures are expected to increase by only 1% on average until 2010, leading to estimated expenditures of 45% and 43% of GDP in 2007 and 2010, respectively, compared to 45.7% in 2006.

(Sources: Deutsche Bundesbank, Monatsbericht März 2007, Table IX.1; http://europa.eu.int/rapid/start/cgi/guesten.ksh?p_action.gettxt=gt&doc=SPEECH/03/259|0|RAPID&lg=EN; http://europa.eu.int/rapid/start/cgi/guesten.ksh?p_action.getfile=gf&doc=IP/03/1560|0|AGED&lg=EN&type= PDF; http://europa.eu.int/rapid/start/cgi/guesten.ksh?p_action.getfile=gf&doc=PRES/03/320|0|AGED&lg=EN&type =PDF; (http://europa.eu.int/rapid/pressReleasesAction.do?reference=IP/04/1471&format=HTML&aged=0&language =EN&guiLanguage=en) Press release of the European Commission IP/06/246, dated March 1, 2005
(http://europa.eu.int/rapid/pressReleasesAction.do?reference=IP/06/246&format=HTML&aged=0&language= EN&guiLanguage=en); Press release of the Council of the European Union 6917/06 (Presse 64)
(http://ue.eu.int/ueDocs/cms_Data/docs/pressData/en/ecofin/88797.pdf); Germany’s October 2006 Excessive Deficit Procedure notification table, “Reporting of Government Deficits and Debt Levels,” submitted September 28, 2006 (http://epp.eurostat.ec.europa.eu/pls/portal/docs/PAGE/PGP_DS_GFS/PGE_DS_GFS_3/DE_OCT06_1.PDF); Council of the European Union, 2753rd Council meeting, Economic and Financial Affairs, Luxembourg, 10 October 2006, Press Release
(http://www.consilium.europa.eu/ueDocs/cms_Data/docs/pressData/en/ecofin/91272.pdf); Bundesregierung, Erfolg für deutsche Finanzpolitik: Haushalt 2006 erfüllt Maastricht-Kriterien, Press release 28 September 2006

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(http://www.bundesregierung.de/Content/DE/Pressemitteilungen/BMF/2006/09/2006-09-28-erfolg-fuer-deutsche-finanzpolitik,layoutVariant=Druckansicht.html); Bundesregierung, EU setzt Defizitverfahren gegen Deutschland aus, Press release 10 October 2006
(http://www.bundesregierung.de/Content/DE/Artikel/2006/10/2006-10-10-eu-stellt-defizitverfahren-ein,layoutVariant=Druckansicht.html); Bundesministerium der Finanzen, Kurs halten in Deutschland und Europa – Stabilitätsprogramm belegt erfolgreichen Konsolidierungs- und Wachstumskurs der Bundesregierung, Press release, 29 November 2006
(http://www.bundesfinanzministerium.de/DE/Aktuelles/Pressemitteilungen/2006/11/20063011__PM141.html); Federal Ministry of Finance, German Stability Programme, December 2006 Update
(http://www.bundesfinanzministerium.de/lang_de/DE/Service/Downloads/Abt__I/0611301a1005,templateId=ra w,property=publicationFile.pdf); Statistisches Bundesamt, Maastricht deficit ratio for 2006 amounts to 1.7%, Press release, 22 February 2007
(http://www.destatis.de/presse/englisch/pm2007/p0700121.htm); Deutsche Bundesbank, Maastricht-Schuldenstand 2006 deutlich gestiegen, Schuldenquote unverändert, Press release, 12 March 2007
(http://www.bundesbank.de/download/presse/pressenotizen/2007/20070312.schuldenstand.php); Bundesministerium der Finanzen, Maastricht-Defizit 2007: -1.2% des BIP, Press release 30 March 2007
(http://www.bundesfinanzministerium.de/cln_02/nn_82/DE/Aktuelles/Pressemitteilungen/2007/03/20073003__P M034.html); EU Commission, Directorate General for Economic and Financial Affairs, Spring Economic Forecasts 2007-2008
(http://ec.europa.eu/economy_finance/publications/european_economy/2007/ee207en.pdf), pp. 54-56; Press release of the European Commission IP/07/672, dated May 16, 2007 (http://europa.eu/rapid/pressReleasesAction.do?reference=IP/07/672&format=HTML&aged=0&language=EN&guiLanguage=en))

Economic Policy

The Federal Government’s foremost economic policy objectives are to promote economic growth and employment. In addition, in light of the challenges resulting from European integration, globalization and the emergence of a knowledge-based economy, the Federal Government aims to modernize the German economy and German society on every level. The Federal Government believes that achieving these objectives is also necessary to further improve the Federal Republic’s position as a business location in the worldwide competition for ideas and capital, innovation and investment.

To achieve these goals, the previous Federal Government adopted several major economic policy initiatives, including measures providing for consolidation of the budget, reform of the social security system, improved flexibility of the labor market, a further opening up of product markets and an income tax reform. In addition, steps to facilitate raising venture capital and to improve the efficiency of the German capital markets were taken.

In order to continue and reinforce the course of reform, especially with respect to the social security system, the previous Federal Government announced and implemented a bundle of measures designated as “Agenda 2010” which comprised, among others, measures to make the labor markets more flexible, to reform the system of unemployment and welfare benefits, to reform labor, social and tax laws, to promote employment and economic growth, and to strengthen the financial position of the municipalities.

The current Federal Government is continuing this reform policy and is engaging in additional reforms designed to further strengthen the competitiveness of the German economy, especially for businesses that operate internationally. Some of these reform measures are already in effect, others have only just received, or are currently awaiting, legislative approval, and a third group is still in the planning phase. The measures include major reforms of the health insurance, the pension system, corporate and other general business taxation as well as various measures aiming at a consolidation of the budget, further labor market reforms and the reform of the federal system. For more information on the planned reform of the health insurance and the pension system, see “Social Security Legislation and Social Policy”. For more information on the measures planned to reform corporate and other general business taxation as well as various other tax-related measures implemented with a view to consolidating the budget, see “Public Finance — Tax Structure —Recent and Pending Tax Reform Measures”.

A major reform of the federal system, the so-called federalism reform (Föderalismusreform), was implemented in 2006 in order to provide a clear-cut allocation of responsibilities between the federal level (Bund) and the state level (Länder). The tasks that are allocated exclusively to either the federal level or the state level has been increased. In a second step of the reform, measures relating to fiscal relations are also planned, but this part of the reform is still at an early stage.

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The Federal Government also intends to reduce costs to the economy related to unnecessary bureaucracy. For these purposes, an independent council was founded to examine each new legislative proposal with respect to its anticipated associated administrative and information costs for citizens and businesses. The aim is to reduce the administrative burden by 25% as measured by the so-called standard cost model (Standardkostenmodell) over the period through year-end 2011.

Further, to foster economic growth, the Federal Government has implemented a program to bolster the framework for investment and employment, which comprises additional measures involving expenditures amounting to EUR 25 billion through 2009 at the federal level. In addition, the Länder and municipalities will spend a further EUR 12 billion. These measures are designed to promote innovation and private investment, but also aim at supporting families. They include special tax allowances for depreciation expenses and employment in private households, increased spending for research, development and public infrastructure.

(Sources: http://www.bundesregierung.de/Webs/Breg/DE/Bundesregierung/Koalitionsvertrag/koalitionsvertrag.html; http://www.bundesregierung.de/Webs/Breg/DE/Reformprojekte/reformprojekte.html; http://www.bundesregierung.de/Webs/Breg/DE/Reformprojekte/Foederalismusreform/foederalismusreform.htm; http://www.bundesregierung.de/Webs/Breg/DE/Reformprojekte/Buerokratieabbau/buerokratieabbau.html; http://www.bundesregierung.de/nn_65600/Content/DE/StatischeSeiten/Breg/Reformprojekte/solide-finanzen-2006-08-18-weniger-steuerverguenstigungen-mehr-investitionen-1.html; Bundesministerium der Finanzen, Deutsches Stabilitätsprogramm, Aktualisierung Februar 2006, pages 10-12; Bundesministerium der Finanzen, Deutsches Stabilitätsprogramm, Aktualisierung Dezember 2006, ch. 2; http://www.bundesregierung.de/nn_66140/Content/DE/StatischeSeiten/Breg/Reformprojekte/wachstum-und-beschaeftigung-2006-08-18-das-25-milliarden-euro-programm-1.html;
http://www.bundesregierung.de/nn_65566/Webs/Breg/DE/Reformprojekte/Buerokratieabbau/buerokratieabbau. html; http://www.bundesregierung.de/nn_151820/Content/DE/StatischeSeiten/Breg/Reformprojekte/buerokratieabbau -2007-01-12-wie-werden-buerokratiekosten-gemessen.html; http://www.destatis.de/skm/handbuch_skm.pdf)

Federal Budget 2006

In 2006, expenditures amounted to EUR 261.0 billion, while revenues only amounted to EUR 232.8 billion, leading to a deficit of EUR 28.2 billion. Current allocations and grants to authorities and others, mainly social insurance funds, were the largest item among the expenditures, accounting for 59.1% (EUR 154.3 billion) of total expenditures in 2006. Other major items included interest expense (14.4%), and personnel expenses (10.0%). Expenditures for social welfare programs represented 51.6% of total expenditures, while investment spending accounted for 8.7%.

(Source: Bundesministerium der Finanzen, Monatsbericht Februar 2007, pages 50-66)

Federal Budget 2007

Following legislative approval in December 2006, the Federal Budget (Bundeshaushalt) 2007 became effective on January 1, 2007. The budget provides for estimated expenditures totaling EUR 270.5 billion, which is an increase of 3.6% compared to 2006. Revenues are projected to total EUR 250.7 billion, resulting in a deficit of EUR 19.8 billion. The deficit amounts to less than public investment spending (EUR 23.2 billion), and thus complies with the deficit ceiling provided for by the German constitution (Grundgesetz). Expenditures for social security are expected to total EUR 138.0 billion (corresponding to 51.0% of total expenditures), including EUR 78.3 billion in grants to the compulsory pension system as well as EUR 42.9 billion in unemployment benefits. Interest expense will amount to approximately EUR 39.3 billion, and personnel expenditures to EUR 26.2 billion.

(Sources: Bundesministerium der Finanzen, Monatsbericht März 2007, pages 49-74; http://www.bundesfinanzministerium.de/bundeshaushalt2007/pdf/vorsp/zubs2007.pdf)

Tax Revenues and Other Federal Income

The 2007 federal budget is based on projected tax revenues of EUR 220.5 billion, which would represent an increase of EUR 16.6 billion, or 8.2%, compared to 2006. This increase would be mainly due to the VAT hike of three percentage points as of January 1, 2007. Other federal income included in the budget is estimated to amount to EUR 30.2 billion in 2007, an increase of EUR 1.3 billion compared to 2006. It includes,

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among other items, revenues from the freight vehicle toll as well as the profit of the Deutsche Bundesbank. Unlike in previous years, in 2006 privatizations did not contribute significantly to the Federal Republic’s total revenues.

(Sources: Bundesministerium der Finanzen, Monatsbericht März 2007, pages 49-74; http://www.bundesfinanzministerium.de/bundeshaushalt2007/pdf/vorsp/zubs2007.pdf; Bundesministerium der Finanzen, Beteiligungsbericht 2007, pages 5-15)

Gross Domestic Product

The following tables show the structure of the Federal Republic’s real GDP at current prices by use and origin for each of the years indicated along with changes over the respective preceding period.

STRUCTURE OF GDP – USE

	2006	2005	2004	2003	2002	2006	2005	2004	2003

	(EUR in billions)					(change in %)
Domestic uses	2,184.5	2,125.0	2,096.3	2,076.0	2,045.5	2.8	1.4	1.0	1.5
Final private consumption	1,348.7	1,321.1	1,302.9	1,281.8	1,263.5	2.1	1.4	1.7	1.4
Final government consumption .	426.6	419.6	415.1	417.2	411.8	1.7	1.1	(0.5)	1.3
Gross fixed capital formation	411.5	386.9	384.4	384.7	393.0	6.3	0.7	(0.1)	(2.1)
Machinery and equipment	169.6	159.4	151.9	147.3	151.9	6.4	5.0	3.1	(3.0)
Construction	215.9	202.3	207.9	213.1	216.6	6.7	(2.7)	(2.5)	(1.6)
Other products	25.9	25.2	24.7	24.3	24.5	3.0	2.1	1.5	(0.9)
Changes in inventories(1)	(2.2)	(2.6)	(6.1)	(7.7)	(22.8)	–	–	–	–
Net exports(1)	122.7	116.0	110.9	85.5	97.7	–	–	–	–
Exports	1,035.7	912.3	844.1	770.7	765.7	13.5	8.1	9.5	0.7
Imports	913.0	796.3	733.2	685.2	668.0	14.7	8.6	7.0	2.6
Gross domestic product	2,307.2	2,241.0	2,207.2	2,161.5	2,143.2	3.0	1.5	2.1	0.9

(1)	Percentage changes are not presented due to the potentially changing signs of these net positions.

(Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2006 (February 2007), Tables 3.1 and 3.9)

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STRUCTURE OF GDP – ORIGIN

	2006	2005	2004	2003	2002	2006	2005	2004	2003

	(EUR in billions)					(change in %)
Gross value added of all economic
sectors	2,079.0	2,022.5	1,994.2	1,947.1	1,933.2	2.8	1.4	2.4	0.7
Agriculture, forestry and fishing	20.1	19.9	24.3	21.0	22.2	0.9	(18.0)	15.7	(5.3)
Production sector (excluding
construction)	539.7	514.7	493.2	475.9	474.7	4.9	4.4	3.6	0.2
Construction	82.3	78.7	82.8	85.5	88.8	4.6	(4.9)	(3.2)	(3.8)
Trade and transport(1)	380.4	365.6	357.8	345.3	347.6	4.0	2.2	3.6	(0.7)
Financial, renting and business
activities	602.0	591.3	582.6	569.4	553.4	1.8	1.5	2.3	2.9
Other public and private service
activities	454.5	452.2	453.6	450.1	446.5	0.5	(0.3)	0.8	0.8
Taxes on products offset against
subsidies on products	228.2	218.5	213.0	214.4	210.0	4.4	2.6	(0.7)	2.1
Gross domestic product	2,307.2	2,241.0	2,207.2	2,161.5	2,143.2	3.0	1.5	2.1	0.9

(1)	Including hotel and restaurant services as well as communication services.

(Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2006 (February 2007), Tables 1.13 and 2.1)

Sectors of the Economy

Production Sector

The production sector of the Federal Republic grew rapidly after 1945. The main cause for this development was the transition from a state-controlled economy to a social market economy, in which state intervention is limited to furthering social welfare and creating favorable economic conditions. Following German re-unification in 1990, industry in the eastern Länder has undergone a restructuring process. Today, the German production sector is characterized by a balanced mix of small, medium and large enterprises and is almost entirely privately owned. It is geographically concentrated in the western Länder of North-Rhine Westphalia, Bavaria, Baden-Württemberg, Hesse, Lower Saxony, Hamburg and Schleswig-Holstein, and in the eastern Länder of Saxony, Thuringia and Saxony-Anhalt. The main segments of the production sector are motor vehicle manufacturing, electrical engineering, chemicals and mechanical engineering. In 2006, the sector’s aggregate contribution to gross value added at current prices was 26.0% (excluding construction) and 30.0% (including construction).

(Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4–2006 (March 2007), Table 2.2.1)

The following table shows the output of the production sector in index form using 2000 as the base year for each of the years indicated.

OUTPUT IN THE PRODUCTION SECTOR(1)

(2000 = 100)

	2006(2)	2005	2004	2003	2002

Production sector, total	109.5	103.7	100.8	98.4	98.3
Industry(3)	112.9	106.3	102.5	99.5	99.3
of which:
Intermediate goods(4)	114.9	106.5	103.3	99.5	98.9
Capital goods(5)	118.5	111.0	105.7	101.9	101.1
Durable goods(6)	94.0	87.8	87.4	87.2	92.0
Nondurable goods(7)	101.8	101.0	98.0	97.4	98.2
Energy(8)	102.8	102.8	102.7	99.8	97.4
Construction(9)	81.0	76.1	80.7	84.9	88.6

(1)	Adjusted for working-day variations.

(2)	Provisional figures.

(3)	Manufacturing sector, unless assigned to the main grouping energy, plus mining and quarrying.

(4)	Including mining and quarrying except energy-producing goods.

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(5)	Including manufacture of motor vehicles and components.

(6)	Consumption goods that have a long-term use, such as furniture.

(7)	Consumption goods that have a short-term use, such as food. Including printing and service activities related to printing.

(8)	Electricity, gas, steam and hot water supply, mining and quarrying of energy-producing materials, and especially manufacture of refined petroleum products.

(9)	Comprises the economic classifications “Site preparation” and “Building of complete constructions or parts thereof; civil engineering.”

(Source: Deutsche Bundesbank, Monatsbericht März 2007, Table X.2)

Services Sector

As in most other industrialized countries, the services sector, which comprises trade and transport services (including hotel and restaurant services as well as communications services), financial, renting and business activities as well as other public and private service activities, has expanded rapidly in recent years and is currently the largest contributor to gross value added. In 2006, however, the sector’s aggregate contribution to gross value added at current prices declined slightly to 69.1%, which was mainly due to the strong growth in the industrial sector. Within the services sector, the segment of financial, renting and business activities represents the largest segment in terms of contribution to total gross value added, contributing 29.0% in 2006.

(Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4–2005 (March 2007), Table 2.2.1)

Employment and Labor

Following German re-unification, the unemployment rate of the combined workforce of the western and eastern Länder, calculated in accordance with the national definition of the Federal Employment Agency, rose from 7.7% in 1992, reaching a peak of 11.4% in 1997. Under the internationally comparable ILO definition, which considers only those persons as unemployed who are available and seeking work, the unemployment rate rose from 6.0% in 1992 to 8.6% in 1997. In the period 1998 to 2001, the rate decreased slightly to 9.4% under the national definition or to 6.9% under the ILO definition. In the period from 2002 to 2004, however, the unemployment rate rose again to 10.5% under the national definition or to 9.2% under the ILO definition in the wake of sluggish economic growth.

Effective January 2005, as a result of legislative measures implemented in connection with the so-called Hartz IV labor market reform, former recipients of social assistance who are able to work now receive a new form of unemployment benefits known as Arbeitslosengeld II, which is also paid to those registered as unemployed for more than a year, and, accordingly, are also registered as unemployed. This change accounts for most of the significant increase in the (seasonally adjusted) unemployment rate according to the national definition from 10.8% (December 2004) to 12.1% (March 2005). Over the same time period the unemployment rate according to the ILO definition increased only modestly from 9.2% to 9.5%. In 2006, the average unemployment rate according to the national definition was 10.8%, compared to 11.7% in 2005. Under the ILO definition, the average unemployment rate was 8.1% in 2006 compared to 9.1% in 2005.

The number of persons resident in Germany who were either employed or self-employed in 2006 was approximately 39.0 million, which is 0.7% more compared to 2005.

(Sources: Deutsche Bundesbank, Monatsbericht März 2007, Table X.6; Statistisches Bundesamt, Fachserie 18, Reihe 1.4. – 2006 (March 2007), Table 2.1.11)

The following table shows data with respect to employment and unemployment for each of the years indicated. In the unemployment rates shown below, persons who are participating in programs such as vocational training, job creation plans or early retirement, which are designed to reduce unemployment, particularly in the eastern Länder, are not included, since they are not treated as unemployed.

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EMPLOYMENT AND UNEMPLOYMENT

	2006	2005	2004	2003	2002

Employed
(in thousands)–ILO definition	39,016	38,726	38,792	38,631	38,994
Unemployed
(in thousands)–ILO definition(1)	3,432	3,893	3,931	3,703	3,229
Unemployment rate
(in %)–ILO definition	8.1	9.1	9.2	8.7	7.6
Unemployed
(in thousands)–national definition(2)	4,487	4,861	4,381	4,377	4,061
Unemployment rate
(in %)–national definition(3)	10.8	11.7	10.5	10.5	9.8

(1)	Unemployed persons, available and seeking work.

(2)	Registered unemployed persons, available and seeking work (but including persons working up to 15 hours per week). From 2005, unemployed persons include former recipients of social assistance who are able to work.

(3)	As a percentage of the total work force (excluding armed forces).

(Sources: Bundesagentur für Arbeit, Der Arbeits- und Ausbildungsmarkt in Deutschland: Monatsbericht Dezember und Jahr 2006, Table Arbeitsmarktzahlen 2002 bis 2006 – Bundesrepublik Deutschland; Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2006 (February 2007), Table 1.10)

Beginning in 1989, increasing numbers of immigrants of German descent from eastern Europe and of Germans from the former German Democratic Republic (“GDR”) resulted in an accelerated growth of the workforce and contributed, in part, to a subsequent increase in the number of registered unemployed persons. As a result of the fundamental restructuring of the eastern German economy following re-unification, a significant number of employees in the eastern Länder lost their jobs. In 2006, under the national definition, the unemployment rate in the eastern Länder was 17.3%, wheras the unemployment rate in the western Länder was 9.1%.

(Source: Deutsche Bundesbank, Monatsbericht März 2007, Table X.6)

In the past few years, gross wages and salaries per employee in Germany have experienced only moderate increases, partly as a consequence of high unemployment rates. Unit labor costs, which take into account changes in labor productivity, have even declined slightly since 2003. The following table shows changes in the wage level and unit labor costs per hour worked for each of the years indicated by reference to 2000 figures as reflected in various economic indices.

(Sources: Deutsche Bundesbank, Monatsbericht März 2007, Table X.9; Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2006 (February 2007), Tables 2.17 and 2.20; Statistisches Bundesamt, Fachserie 18, Reihe 1.4–2005 (March 2007), Table 2.2.13)

WAGE TRENDS AND LABOR COSTS

	2006	2005	2004	2003	2002

Gross wages and salaries per employee
EUR	26,657	26,460	26,394	26,227	25,904
Change from previous year in %	0.7	0.3	0.6	1.2	1.3
Unit labor costs per hour worked
Index (2000=100)	99.3	100.5	101.4	102.0	101.2
Change from previous year in %	(1.2)	(0.9)	(0.5)	0.7	0.6

(Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2006 (February 2007), Tables 2.17 and 2.20)

Approximately one-third of the German work force is organized in unions. The German Trade Union Federation (Deutscher Gewerkschaftsbund) serves as an umbrella organization for eight such unions. Each member union typically covers employees of an entire industry sector, regardless of the precise type of work done by these employees (the so-called “one union, one industry” principle). As a result, employers usually deal with only one negotiating partner on the labor side in each industry sector.

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The unions and employers of each industry sector enter into collective labor agreements (Tarifverträge), typically without government intervention. As a practical matter, the Tarifverträge apply to all employees of a given industry sector, regardless of whether or not a particular employee is unionized, so long as that employee’s employer is a member of the relevant association of employers, which is typically the case. In the eastern Länder, unions and employers have agreed on Tarifverträge that provide for a gradual increase in wages and salaries with a view to adjusting them over time to the levels paid in the western Länder. Tarifverträge are binding on both unions and employers. Despite their binding character, however, there is a wide range of deviations from these agreements that allow for individually adjusted agreements between employer and employee, particularly in the eastern Länder. Many employers in the eastern Länder are no longer members of employers’ associations, in which case wages are individually negotiated, which often results in wage levels that are lower than those provided for by the Tarifverträge.

Several German laws contain provisions that regulate labor disputes. These laws provide, for example, that any strike be approved by a vote of three-quarters of the members of the competent trade union. As a result, and also due to a comparatively high level of social security, there are relatively few strikes in the Federal Republic compared to other countries.

Social Security Legislation and Social Policy

The comprehensive system of social security legislation and services in effect in the Federal Republic includes health insurance, nursing care insurance, retirement and disability pensions, unemployment benefits, child welfare programs, care for physically and mentally handicapped persons, allowances to orphans and to single persons with dependents, and the provision of general public assistance to needy persons. The majority of the German population is covered by mandatory statutory retirement pension and health insurance. Most of the hospitals and institutions caring for children and handicapped persons are operated by municipalities, churches and charitable institutions.

Two-thirds of the financing of the various social security programs mentioned above is funded through social security contributions from employers and employees, and one-third is funded through direct contributions by the Federal Republic, the Länder, municipalities and other public institutions. The most important part of the social security system – retirement pensions, health insurance and unemployment insurance – is funded primarily through equal contributions by employers and employees.

The Federal Republic’s statutory retirement insurance system operates on a pay-as-you-go basis, with the contributions from current employers and employees funding payments to current retired persons. Certain persons, including members of certain professions, and civil servants, may either apply for exemption or are automatically exempted from mandatory participation in the statutory retirement pension insurance system. They may instead contribute to private pension schemes or, in the case of civil servants, benefit from special pension schemes for civil servants. The Retirement Funds Act (Altersvermögensgesetz) aims to ensure the long-term viability of the statutory retirement pension insurance system by encouraging insurees to also sign-up for designated private funded or corporate pension schemes, for which certain bonus payments and tax incentives are provided, with a view to offsetting the expected decline of payments from the statutory retirement pension insurance.

Statutory health insurance coverage must be made available to all persons fulfilling the applicable eligibility criteria. Within the statutory health insurance system, insurees may choose between a large number of statutory health insurance providers that have developed historically. Persons whose gross income exceeds certain thresholds as well as civil servants, self-employed persons and members of certain professions may opt out of the statutory system and choose private health insurance coverage. Contributions to the statutory health insurance system are based solely on the insuree’s income situation and are independent of the insuree’s gender, age and medical risk. By contrast, contributions towards private health insurance coverage until very recently were calculated solely based on the insuree’s gender, age, medical risk and the desired level of coverage.

In 2006, social security revenues amounted to EUR 473.1 billion, and expenditures were EUR 469.1 billion. The social security budget thus incurred a surplus of EUR 3.9 billion in 2006, the first surplus after six years of deficits. By contrast, in 2005, the social security funds received revenues in an aggregate amount of EUR 468.0 billion as shown in the national accounts, thus incurring a deficit of EUR 3.4 billion.

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(Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.4–2006 (March 2007), Table 3.4.3.7; Bundesministerium der Finanzen, Monatsbericht Februar 2007; Bundesministerium der Finanzen, Monatsbericht März 2007)

In light of globalization, which leads to increased cost competition, and a changing population structure, the Federal Government is aware that further structural reforms must be implemented in order to safeguard the sustainability of the social security system in the long term. The restructuring and renewal of the welfare state was part of the previous government’s “Agenda 2010”. The current Federal Government is continuing this reform policy. Among the more important reforms are the reforms of the health insurance and retirement pension systems as well as the introduction of a special income benefit for young parents (described below). There are also early stage plans for a reform of the statutory nursing care insurance.

The health care reform has already been approved by the legislature, and the various measures will be implemented between April 2007 and January 2009. The reforms aim at increasing competition within the statutory health insurance system as well as among private health insurance providers. In the future, all persons resident in Germany will be required to obtain health insurance and every private health insurance provider will be required to offer a basic tariff that is comparable to the basic tariff offered by the statutory health insurance providers without a prior risk screening. Statutory health insurance providers will also be able to offer a wider range of tariffs. In addition, further measures will be introduced to contain the increasing costs of pharmaceuticals. At the heart of the reform, however, is the so-called “health fund” (Gesundheitsfonds). Within the statutory health insurance system, the fund will collect the contributions and distribute them – adjusted for varying risk structures of the insuree pools – in equal amounts per capita among the statutory health insurance providers. If an insurance provider requires additional funds, it will be required to collect additional contributions from the insurees.

The most recent reform to the statutory retirement pension insurance system was legislation adopted at the end of March 2007 to gradually increase the regular retirement age by two years to the age of 67 between 2012 and 2029. This is an important step in meeting the growing financing needs of the statutory retirement pension insurance system in light of the aging of the German population. With this measure the Federal Government hopes to be able to keep the rate of contribution to the system at below 20% of gross salaries in the long run. In addition, the Federal Government continues to promote private as well as corporate pension schemes.

Starting in 2007, new rules on the so-called Elterngeld (parental money) have entered into effect. Under the new rules, the state pays up to two-thirds of the last net income (capped at a payment of EUR 1,800 per month) to the parent who temporarily leaves his or her job to take care of a new-born child for a period of up to 14 months. This measure is intended to induce more working couples to have children and, in so doing, to partially counter the adverse demographic trend. Estimated costs of the Elterngeld are expected to amount to EUR 1.6 billion in 2007.

(Sources: http://www.die-gesundheitsreform.de/gesundheitspolitik/gesundheitsreform_2007/index.htm; http://www.bundesregierung.de/nn_66132/Content/DE/StatischeSeiten/Breg/Reformprojekte/gesundheit-und-rente-2006-08-16-rente-2.html;
Bundesministerium der Finanzen, Monatsbericht März 2007, page 51;
http://www.die-gesundheitsreform.de/glossar/gesetzliche_krankenversicherung.html;
http://www.die-gesundheitsreform.de/glossar/krankenkasse.html;
http://www.die-gesundheitsreform.de/glossar/private_krankenversicherung.html;
http://www.bundesregierung.de/nn_66124/Content/DE/StatischeSeiten/Breg/Reformprojekte/familienpolitik-2006-08-21-elterngeld-1.htm; http://www.bundesrat.de/cln_050/nn_8538/DE/presse/pm/2007/034-2007.html?__nnn=true)

International Economic Relations

International economic relations are of major importance to the German economy. In 2006, exports and imports of goods and services amounted to 44.9% and 39.6% of GDP at current prices, respectively. The Federal Republic pursues a liberal foreign trade policy aimed at dismantling tariffs and other barriers to trade.

(Source: Statistisches Bundesamt, Fachserie 18, Reihe1.4-2006 (March 2007), Table 2.3.13)

Because the Federal Republic’s economy depends on exports, it is particularly vulnerable to trade barriers, such as protective tariffs. The Federal Government supports, therefore, efforts to reduce trade barriers,

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such as through the current negotiations by the World Trade Organization under the Doha Development Agenda.

(Source: http://www.bmwi.de/BMWi/Navigation/Aussenwirtschaft/handelspolitik-eu-wto.html)

Balance of Payments

The Federal Republic typically achieves a surplus in the trading of goods. Traditionally, this surplus has been partially offset by deficits in other fields, such as in services, as well as by remittances by foreign employees to their home countries, the Federal Republic’s net payments to the EU and various other payments. Throughout most of the 1980s, the trade surplus more than offset these other deficits, resulting in positive current account balances. During the period from 1991 to 2000, factors such as increases in expenditures for services and in transfer payments, a rise in oil prices as well as structural readjustments of the capital markets in connection with the introduction of the euro outweighed the trade surplus and resulted in persistent current account deficits. Since 2001, however, the Federal Republic has again returned to current account surpluses. In 2006, the current account surplus totaled EUR 116.6 billion.

(Sources: Deutsche Bundesbank, Monthly Report March 2001, pages 63, 67 and Table X.2; Deutsche Bundesbank, Monthly Report March 2007, Table XI.2)

Between July 2001 and March 2007, the euro appreciated by approximately 46% against the US dollar and, at times, by even more than 55%. Appreciation of the euro raised concerns that Germany’s export growth could weaken. The negative impact of the euro’s increasing external value on the German economy was, however, mitigated by the fact that other EMU countries accounted for 43% of German exports in 2006. Accordingly, a major part of German exports was not directly affected by depreciation of the dollar and, according to data of the Deutsche Bundesbank, based on consumer prices, Germany’s price competitiveness with respect to 19 industrial countries has only decreased by 8.9% since 2001. A stronger currency may also have a positive impact on the domestic economy as lower import prices mitigate consumer price inflation and the increase of oil prices.

(Sources: Deutsche Bundesbank, Monatsbericht Dezember 2002, Tables X.11 and X.13; Deutsche Bundesbank, Monatsbericht März 2007, Tables XI.3, XI.11 and XI.13)

The following table shows the Federal Republic’s balance of payments for each of the years indicated.

BALANCE OF PAYMENTS (BALANCES)(1)

	2006	2005	2004	2003	2002

	(EUR in millions)
Current account(2)
Foreign trade(3)	162,156	158,179	156,096	129,921	132,788
Supplementary trade items	(18,640)	(18,501)	(16,990)	(11,142)	(8,552)
Services(4)	(23,132)	(28,880)	(29,419)	(34,497)	(35,728)
Factor income	22,973	20,779	13,091	(15,067)	(18,019)
Current transfers	(26,795)	(28,524)	(27,879)	(28,283)	(27,514)

Total current account	116,563	103,054	94,899	40,931	42,976
Capital transfers and purchases/sales of intangible non-
produced assets	(192)	(1,270)	430	311	(212)
Capital account
Total net capital (capital export)(5)	(146,343)	(119,385)	(117,968)	(61,770)	(38,448)
of which:
Total net German investment abroad
(increase/capital exports–negative figure)	(435,682)	(377,791)	(263,926)	(207,409)	(256,437)
Total net foreign investment in Germany
(increase/capital imports–positive figure)	289,339	258,406	145,958	145,638	217,989
Balance of unclassifiable transactions	29,972	17,601	22,639	20,528	(4,316)

(1)	Figures are subject to considerable uncertainty owing to changes in the method of data collection in foreign trade.

(2)	Foreign trade and services are recorded on the basis of exports (f.o.b.)/imports (c.i.f.), i.e., including the freight and insurance costs of imports.

(3)	Special trade according to the official foreign trade statistics. Special trade consists principally of goods that are imported into the Federal Republic for use, consumption, adaptation or processing, as well as goods that are produced, manufactured, adapted or processed in the Federal Republic and are exported. The reported figures are based on exports (f.o.b.) and imports (c.i.f.). (Source: Statistisches Bundesamt, Statistisches Jahrbuch 2006, page 461).

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(4)	Excluding the freight and insurance costs included in the c.i.f. import value.

(5)	Including change of currency reserves.

(Source: Deutsche Bundesbank, Balance of payments statistics, March 2007, Tables I.1 and I.9.a)

Balance of Trade

The following tables show information relating to foreign trade of the Federal Republic for each of the years indicated:

FOREIGN TRADE OF GOODS

	2006	2005	2004	2003	2002

	(EUR in millions)

Exports of goods (f.o.b.)	893,635	786,266	731,544	664,455	651,320
Imports of goods (c.i.f.)	731,479	628,087	575,448	534,534	518,532

Trade surplus	162,156	158,179	156,096	129,921	132,788

(Source: Deutsche Bundesbank, Balance of payments statistics, March 2007, Table I.1)

The Federal Republic’s principal export goods are motor vehicles, machinery of all kinds, and electrical engineering and chemical products.

The principal import goods are chemical products, motor vehicles, crude petroleum and natural gas, machinery and metals. The Federal Republic has relatively few resources of industrial raw materials. As a result, it largely depends on imports to satisfy its demand for raw materials. This dependence on foreign supplies is particularly significant in the case of metals such as copper, bauxite, manganese, titanium, rock phosphate, tungsten and tin. The Federal Republic currently imports nearly two-thirds of its energy requirements, including virtually all of its oil and a significant portion of its natural gas requirements as well as all enriched uranium needed for nuclear energy.

COMPOSITION OF EXPORTED AND IMPORTED GOODS

	2006(1)
	Exports	Imports

	(EUR in billions)

Total	896.0	731.5
of which:
Coal and lignite	0.2	2.6
Crude petroleum and natural gas	3.3	67.8
Food products and beverages	30.5	31.3
Textiles	11.5	12.4
Wearing apparel, products of dressing and dyeing of fur	8.9	17.4
Pulp, paper and paper products	17.1	12.8
Coke, refined petroleum products and nuclear fuel	14.8	18.0
Chemicals and chemical products	117.4	80.8
Basic metals	54.3	53.2
Fabricated metal products, except machinery and equipment	28.6	16.0
Machinery and equipment	126.2	49.4
Office machinery and computers	23.9	31.5
Electrical machinery and apparatus	44.5	29.0
Radio, television and communication equipment, electronic components	37.8	45.1
Medical, precision and optical instruments, watches and clocks	37.8	20.5
Motor vehicles, trailers and semi-trailers	165.8	70.5

(1)	Preliminary data.

(Source: http://www.destatis.de/basis/e/aussh/aushtab2.htm, last update March 8, 2007)

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FOREIGN TRADE (SPECIAL TRADE) BY GROUPS OF COUNTRIES AND COUNTRIES(1)

	2006	2005	2004

	(EUR in millions)
Exports to:
Total	893,635	786,266	731,544
France	86,093	79,039	74,360
United States	78,011	69,299	64,860
United Kingdom	65,341	60,394	59,986
Italy	59,971	53,855	51,479
The Netherlands	55,877	49,033	46,730
Belgium/Luxembourg	53,571	47,512	43,992
Austria	48,921	43,305	40,244
Spain	42,159	40,018	36,249
Southeast Asia(2)	31,584	27,538	26,838
China(3)	27,521	21,235	20,992
Japan	13,861	13,338	12,719
Imports from:
Total	731,479	628,087	575,448
France	63,490	53,700	51,535
The Netherlands	60,519	51,823	46,204
China(3)	48,751	40,845	32,791
United States	48,517	41,798	40,709
United Kingdom	42,829	39,069	34,466
Italy	40,326	36,348	35,676
Belgium/Luxembourg	38,704	31,426	28,818
Southeast Asia(2)	33,956	31,520	30,012
Austria	29,895	26,048	24,020
Japan	23,720	21,772	21,583
Spain	19,520	18,070	17,426

(1)	Exports (f.o.b.) by country of destination, imports (c.i.f.) by country of origin. Special trade consists mainly of goods that are imported into the Federal Republic for use, consumption, adaptation or processing, as well as goods that are produced, manufactured, adapted or processed in the Federal Republic and subsequently exported. (Source: Statistisches Bundesamt, Statistisches Jahrbuch 2006, page 461).

(2)	Includes Brunei Darussalam, Hong Kong, Indonesia, Malaysia, Philippines, Singapore, South Korea, Taiwan and Thailand.

(3)	Excludes Hong Kong.

(Source: Deutsche Bundesbank, Monatsbericht März 2007, Table XI.3)

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MONETARY AND FINANCIAL SYSTEM

Background of the European System of Central Banks

The European System of Central Banks (“ESCB”) comprises the European Central Bank (“ECB”) and the national central banks of the 27 Member States of the EU, while the Eurosystem consists of the ECB and the national central banks of the 13 Member States that have adopted the euro as their legal currency, being Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal, Spain and Slovenia.

The Eurosystem is responsible for the single monetary policy for the euro area. Its decision-making bodies are the Governing Council and the Executive Board of the ECB. The national central banks of the Member States that are not part of the Eurosystem are represented in the Governing Council, but have no voting right in the decision-making process. The Eurosystem’s primary objective is to maintain price stability. It supports the general economic policies of the EU.

The Deutsche Bundesbank – Germany’s national central bank within the ESCB – has the responsibility of implementing the single monetary policy in Germany and continues to perform various other tasks, including acting as the Federal Government’s fiscal agent and playing an important role in banking and financial market supervision, as further described below under the caption “– Financial System.”

(Sources: European Central Bank, Annual Report 2004, pages 162-168;
http://www.ecb.int/press/pr/date/2007/html/pr070102.en.html; www.bundesbank.de/aufgaben/aufgaben.en.php)

Monetary Policy Instruments of the ESCB

To achieve its operational goals, the ESCB conducts open market operations, offers standing facilities and requires credit institutions to maintain minimum reserves in accounts with the ESCB. Open market operations play an important role in the ESCB’s monetary policy because they steer interest rates and manage the liquidity situation in the market. Available open market operations are reverse transactions, outright transactions, the issuance of debt certificates or foreign exchange swaps, and the collection of fixed-term deposits. Standing facilities are designed to provide or absorb overnight liquidity and the imposition of minimum reserve requirements allows the ESCB to stabilize money market interest rates, create (or enlarge) a structural liquidity shortage and possibly contribute to the control of monetary expansion.

(Sources: European Central Bank, Annual Report 1999, pages 48-54;
http://www.ecb.int/pub/pdf/other/gendoc2006en.pdf)

Money Supply and Prices

The ECB’s primary goal is to maintain medium-term price stability, which is defined as a year-on-year increase in the Harmonized Index of Consumer Prices for the euro area of less than 2%. However, the ECB has clarified that, within this definition, it aims at an inflation rate close to 2%. This goal indicates the commitment to provide an adequate margin to avoid the risk of deflation. The stability-oriented monetary policy strategy of the Eurosystem used by the ECB to achieve this goal is based on two pillars: (i) analysis and assessment of short- to medium-term risks to price stability (economic analysis); and (ii) assessment of medium- to long-term monetary developments (monetary analysis), including a “natural” benchmark (reference value for the euro area money supply M3). The euro area money supply M3 is broadly defined as the sum total of currency in circulation, overnight deposits, deposits with an agreed maturity of up to two years, deposits redeemable at up to three months’ notice, repurchase agreements, money market fund shares/units, money market papers, and debt securities with a term of up to two years. Holdings by non-residents of the euro area of money market fund shares/units, money market papers and debt securities with a term of up to two years are excluded from M3 and its components. The Governing Council has set the reference value for M3 at 4.5% growth per annum. In January 2007, the annual growth rate of euro area money supply M3 was 9.8%, thereby markedly exceeding the reference value. The latest monetary data support the view that the high level of annual M3 growth stems from the low level of interest rates in the euro area and, as is evidenced by the continuing robust loan growth, the high level of economic activity.

(Sources: European Central Bank, Monthly Bulletin, January 1999, pages 45-50, Monthly Bulletin, March 2007, page 15; http://www.ecb.int/pub/pdf/other/monetarypolicy2004en.pdf, pages 50 ff.)

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The following table shows price trends in Germany for the periods indicated.

PRICE TRENDS

	2006	2005	2004	2003	2002

	(change from previous year in %)

Harmonized Index of Consumer Prices (HICP)	1.8	1.9	1.8	1.0	1.4
Consumer price index (CPI)	1.7	2.0	1.6	1.1	1.4
Index of producer prices of industrial products
sold on the domestic market(1)	5.5	4.6	1.6	1.7	(0.6)

(1)	Excluding value-added tax.

(Sources: Deutsche Bundesbank, Monthly Report February 2007, Table X.7;
http://www.destatis.de/indicators/d/vpi120jd.htm, last update January 17, 2007)

The following table shows the principal indicators relating to money supply for each of the years indicated.

MAIN MONETARY INDICATORS

	At December 31,(1)

	2006	2005	2004	2003	2002

	(EUR in billions)
Currency in circulation(2)	578.3	520.4	456.4	388.7	331.9
Money Stock M1	3,677.3	3,424.9	2,909.5	2,678.5	2,444.9
Money Stock M2	6,631.3	6,075.5	5,570.0	5,232.4	4,915.7
Money Stock M3	7,719.6	7,069.1	6,534.6	6,141.6	5,767.5

	Annual change based on year-end comparison in % (3)
Money Stock M1	7.5	11.4	8.9	10.6	9.9
Money Stock M2	9.4	8.5	6.7	7.6	6.7
Money Stock M3	9.8	7.3	6.6	7.1	7.0

(1)	Monetary aggregates comprise monetary liabilities of Monetary Financial Institutions (“MFIs”) and central government (post office, treasury) vis-à-vis non-MFI euro area residents excluding central government. M1 is the sum of currency in circulation and overnight deposits; M2 is the sum of M1, deposits with an agreed maturity of up to two years and deposits redeemable at notice of up to three months; and M3 is the sum of M2, repos, money market fund shares/units and debt securities with a term of up to two years.

(2)	Excluding credit institutions’ cash in hand, including notes and coins held abroad.

(3)	Annual changes of euro area M3 are calculated from monthly differences in levels adjusted for reclassification, other revaluations, exchange rate variations and any other changes which do not arise from transactions.

(Sources: European Central Bank, Monthly Bulletin, March 2007, Tables 2.3.1, 2.3.2; European Central Bank, Monthly Bulletin, May 2006, Tables 2.3.1, 2.3.2; European Central Bank, Monthly Bulletin May 2005, Tables 2.3.1, 2.3.2)

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Official Foreign Exchange Reserves

The following table shows the breakdown of the Federal Republic’s official foreign exchange reserves as of the end of the years indicated.

OFFICIAL FOREIGN EXCHANGE RESERVES OF THE FEDERAL REPUBLIC(1)

	As of December 31,

	2006	2005	2004	2003	2002

	(EUR in millions)
Gold	53,114	47,924	35,495	36,533	36,208
Foreign currency balances	28,640	33,708	29,292	32,538	40,522
International Monetary Fund
Reserve position and special
drawing rights	3,011	4,549	6,548	7,609	8,272
Total	84,765	86,181	71,335	76,680	85,002

(1)	External position of the Deutsche Bundesbank in the EMU. Assets and liabilities vis-à-vis all EMU member countries and non-EMU member countries.

(Source: Deutsche Bundesbank, Monatsbericht März 2007, Table XI.9)

The Federal Republic’s foreign reserve assets are currently managed by the Deutsche Bundesbank. The 13 Member States participating in the EMU have transferred foreign reserve assets in an aggregate amount equivalent to approximately EUR 40.0 billion to the ECB, consisting of foreign currency reserves and gold. The ECB manages the foreign reserve assets transferred to it. The foreign reserve assets not transferred to the ECB continue to be held and managed by the national central banks of the 13 participating Member States. In order to ensure consistency within the single monetary and foreign exchange policies of the EMU, the ECB monitors and coordinates market transactions conducted with those assets.

(Sources: European Central Bank, Annual Report 1998, page 74; European Central Bank, Annual Accounts 2006, page 4 and page 26, http://www.ecb.int/pub/annual/html/index.en.html)

External Positions of Banks

The following table shows the external assets and liabilities of the Deutsche Bundesbank and the commercial banks of the Federal Republic as of the end of each of the years indicated.

FOREIGN FINANCIAL ASSETS AND LIABILITIES BY SECTOR

	2006	2005	2004	2003	2002

	(EUR in billions)
Deutsche Bundesbank
Assets	104.4	130.3	93.1	95.4	103.9
Liabilities	4.8	6.3	7.9	10.4	9.0
Net position	99.6	124.0	85.2	85.0	94.9
Banks
Loans to foreign banks	1,266.9	1,038.8	889.4	769.6	690.6
Loans to foreign non-banks	777.0	712.0	629.5	576.3	558.8
Loans from foreign banks	689.7	651.7	603.3	590.7	614.2
Loans from foreign non-banks	310.1	316.4	311.2	307.3	319.2

(Source: Deutsche Bundesbank, Monatsbericht März 2007, Tables IV.4 and XI.9)

Foreign Exchange Rates and Controls

The euro is a freely convertible currency. Since its introduction, the euro has become the second most widely used currency internationally. Currency transactions do not require licenses or other permissions. Capital market transactions are equally not subject to any license or similar requirements. Gold may be imported and exported freely, subject only to the levy of VAT on some transactions.

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The following table shows the exchange rates for selected currencies in relation to the euro for the past five years.

ANNUAL AVERAGE EXCHANGE RATES OF THE EURO(1)

	2006	2005	2004	2003	2002

U.S. dollars per euro	1.2556	1.2441	1.2439	1.1312	0.9456
Pound sterling per euro	0.68173	0.68380	0.67866	0.69199	0.62883
Japanese yen per euro	146.02	136.85	134.44	130.97	118.06
Swiss franc per euro	1.5729	1.5483	1.5438	1.5212	1.4670

(1)	Calculated from daily values.

(Source: Deutsche Bundesbank, Monthly Report February 2007, Table XI.11)

Financial System

As of January 31, 2007, 2,038 financial institutions in Germany reported an aggregate balance sheet total of EUR 7,226.6 billion to the Deutsche Bundesbank. According to the Deutsche Bundesbank’s classification, these institutions included 254 commercial banks with an aggregate balance sheet total of EUR 2,077.3 billion and 138 subsidiaries and branches of foreign banks located in the Federal Republic with an aggregate balance sheet total of EUR 802.3 billion.

In addition to the commercial banks, there were 449 savings banks and their 12 regional institutions, and 16 special purpose credit institutions. As of January 31, 2007, the aggregate balance sheet total of the savings banks was EUR 1,009.5 billion, and the aggregate balance sheet total of their 12 regional institutions was EUR 1,454.5 billion. The aggregate balance sheet total of the special purpose credit institutions was EUR 773.4 billion.

The Federal Republic’s banking system also includes 1,257 credit cooperatives (with an aggregate balance sheet total of EUR 603.6 billion as of January 31, 2007) and their two central institutions (with an aggregate balance sheet total of EUR 242.4 billion), 22 mortgage banks (with an aggregate balance sheet total of EUR 871.9 billion) and 26 building and loan associations (with an aggregate balance sheet total of EUR 194.1 billion).

(Source: Deutsche Bundesbank, Monatsbericht März 2007, Table IV.2)

All banks other than the Deutsche Bundesbank and KfW are regulated by the German Banking Act. German commercial banking institutions operate as “universal” banks and are not restricted by law or otherwise from offering a complete range of diverse financial services.

The Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) is responsible for integrated financial services supervision, which aims to address the needs of the capital markets for the protection of investors and insured persons, to enable financial services providers to install more adequate cross-sector risk-management tools and to strengthen the competitiveness of the German financial markets, especially in respect of competition with other European countries. The Deutsche Bundesbank is closely involved in the ongoing supervision of the banking sector by the Financial Supervisory Authority.

(Sources: Bundesministerium der Finanzen, press release dated March 22, 2002; Bundesanstalt für Finanzdienstleistungsaufsicht, press release dated April 29, 2002; Deutsche Bundesbank and Bundesanstalt für Finanzdienstleistungsaufsicht, joint press release dated November 4, 2002)

Securities Market

The Federal Republic’s securities market is among Europe’s largest. Trading in listed securities is not legally or otherwise confined to the stock exchanges. It is estimated, however, that most transactions in equity securities are executed through stock exchanges. By contrast, debt securities, although typically listed, are predominantly traded over-the-counter.

Highly developed secondary markets, combined with the distribution capabilities of an extensive network of commercial banks, provide the basis for the Federal Republic’s position in the world’s capital

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markets. Equity and debt issues are generally underwritten and distributed through banking syndicates, which typically include commercial banks as well as certain regional and specialized institutions. The official securities markets of Berlin-Bremen, Dusseldorf, Frankfurt am Main, Hamburg, Hannover, Munich and Stuttgart and the futures and options exchange Eurex Deutschland are recognized as regulated markets of the EU according to Article 16 of the Investment Services Directive 93/22/EEC (starting from November 1, 2007, Art. 47 of Directive 2004/39/EC on Markets in Financial Instruments) and comply with worldwide accepted regulation standards.

In 2006, sales of debt securities and shares amounted to EUR 243.7 billion and EUR 24.0 billion, respectively. The most important stock exchange in the Federal Republic is the Frankfurt Stock Exchange, operated by Deutsche Börse AG. The Frankfurt Stock Exchange had a total turnover of EUR 4,349.2 billion in 2006, accounting for 86.9% of the total turnover on German securities exchanges.

(Sources: Deutsche Bundesbank, Monatsbericht März 2007, Table VII.1; Deutsche Börse, Cash Market: Monthly Statistics – February 2007, page 3)

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PUBLIC FINANCE

Receipts and Expenditures

The Federal Government, each of the Länder governments and each of the municipalities (Gemeinden) have separate budgets. The federal budget is the largest single public budget.

The fiscal year of the Federal Republic is the calendar year. The annual federal budget is passed by an act of Parliament. On the basis of a proposal prepared by the Ministry of Finance, the Federal Government introduces the Federal Budget Bill to the Parliament, generally in the fall of each year. The proposal has to pass through three Bundestag sessions, the budget committee of the Bundestag and the Bundesrat, which deliberates the proposal twice. The final vote on the proposal is taken by the Bundestag in its third session.

In addition to the federal, Länder and municipal budgets, there are separate budgets of the social security system and various special funds (Sondervermögen) of the federal administration that are created for specific public purposes.

In 2006, total consolidated public sector receipts as shown in the national accounts amounted to EUR 1,015.0 billion, with tax receipts of EUR 530.2 billion and social security contributions of EUR 401.0 billion.

(Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4–2006 (March 2007), Table 3.4.3.2)

In 2006, turnover taxes (i.e., VAT and import-turnover tax) and income taxes amounted to EUR 146.7 billion and EUR 182.6 billion, respectively. In addition to these taxes, the Federal Government, the Länder governments and the municipal authorities each levied special taxes, for example on tobacco, beer and motor vehicles. The joint taxes are distributed among the Federal Government, the Länder governments and municipal authorities, according to a predetermined formula.

(Source: Deutsche Bundesbank, Monatsbericht März 2007, Table IX.6)

Consolidated public sector expenditures in 2006, as shown in the national accounts, amounted to a total of EUR 1,054.6 billion. The most significant consolidated public sector expenditures were social transfers and benefits (EUR 600.9 billion) and employee compensation (EUR 167.5 billion). Other significant consolidated public sector expenditures included intermediate consumption, which totaled EUR 98.3 billion, interest on public debt (EUR 64.9 billion), and gross capital formation (EUR 32.5 billion).

(Source: Statistisches Bundesamt, Fachserie 18, Reihe1.4-2006 (March 2007), Table 3.4.3.2)

The general government deficit shown in the national accounts decreased from EUR 72.6 billion in 2005 to EUR 39.5 billion in 2006. In 2006, the general government deficit was 1.7% of GDP. See “The Economy — Germany’s General Government Deficit, the Stability Program and the Excessive Deficit Procedure” above.

(Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4–2006 (March 2007), Table 2.1.10)

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PUBLIC SECTOR ACCOUNTS(1)

	2006	2005	2004	2003	2002

	(EUR in billions)
Federal Government, Länder governments and municipalities
Receipts	633.4	598.3	579.7	584.0	580.0
of which: Taxes(2)	530.2	493.0	481.2	481.8	477.5
Expenditures	676.9	667.4	660.7	663.3	651.5
Balance	(43.5)	(69.2)	(81.1)	(79.3)	(71.5)
Social security
Receipts	473.1	468.0	467.3	467.7	458.9
Expenditures	469.2	471.5	468.6	475.4	465.7
Balance	3.9	(3.4)	(1.4)	(7.7)	(6.8)
Consolidated public sector
Receipts	1,015.0	975.9	957.1	961.2	952.5
Expenditures	1,054.6	1,048.5	1,039.6	1,048.2	1,030.8
Balance	(39.5)	(72.6)	(82.5)	(87.0)	(78.3)

(1)	Definition according to the national accounts.
(2)	Excluding taxes of domestic sectors to EU.

(Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2006 (March 2007), Tables 3.4.3.2, 3.4.3.3, 3.4.3.7)

FEDERAL GOVERNMENT ACCOUNTS(1)

	2006	2005	2004	2003	2002

	(EUR in billions)
Receipts	292.9	276.9	261.7	276.6	270.0
of which: Taxes(2)	262.9	248.1	240.2	245.8	241.2
Expenditures	327.8	324.7	313.9	316.3	306.0
Total balance	(34.9)	(47.7)	(52.2)	(39.7)	(36.0)

(1)	Definition according to the national accounts.
(2)	Excluding taxes of domestic sectors to EU.

(Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2006 (March 2007), Table 3.4.3.4)

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FEDERAL GOVERNMENT EXPENDITURES(1)

	2008(2)	2007(3)	2006	2005	2004

	(EUR in billions)
Expenditures total	274.3	270.5	261.0	259.8	251.6
Selected categories:
Education, science, research, cultural affairs	13.0	13.2	12.0	11.4	11.0
Social security(4)	133.4	138.0	134.5	133.0	120.6
Defense	28.5	28.2	27.8	27.8	27.7
Transportation and communication	10.6	11.0	11.0	11.1	10.1
General financing	43.3	40.0	38.4	38.5	39.6
of which: Debt service	41.5	39.3	37.5	37.4	36.3
Other expenditures
Foreign affairs	6.7	6.5	6.0	5.9	5.6
Health, environment and sport and recreation	0.9	0.9	0.9	0.9	0.9
Housing, regional planning and municipal
community services	1.9	2.0	1.5	1.8	1.8
Food, agriculture and forestry	1.0	1.0	0.9	1.0	1.0

(1)	The information presented in this table concerning expenditures is not comparable to the information concerning expenditures presented in the table “Federal Government Accounts” because the information is derived from different sources and results from different methods of data compilation.
(2)	Target figures according to the Medium Term Financing Plan (Status: August 2006).
(3)	Target figures according to the Federal Budget Plan 2007 (Status: January 2007).
(4)	Predominantly subsidies to the pension insurance and the unemployment insurance system.

(Sources: Bundesministerium der Finanzen, Finanzbericht 2007, Table 2, page 223; Bundesministerium der Finanzen, Monatsbericht Februar 2006, Tabelle 5, pp. 120-123;
http://www.bundesfinanzministerium.de/bundeshaushalt2007/pdf/vorsp/vsp_m.pdf)

Tax Structure

Income Tax

The Federal Government’s largest sources of revenue are the various kinds of income taxes (e.g., wage tax, corporate income tax, capital gains tax and solidarity surcharge). Employees pay taxes on their income from employment in the form of wage taxes, which employers are required to deduct from employees’ salaries or wages and pay directly to the tax authorities. By contrast, self-employed persons typically pay estimated taxes during the year before filing their annual income tax return.

The income tax payable with respect to taxable income generated during the 2007 fiscal year is calculated on the basis of (i) a personal allowance in the amount of EUR 7,664 for single persons/EUR 15,328 for married couples that applies to all taxpayers, (ii) progressive tax brackets ranging from 15% to 42%, (iii) a flat rate of 42% for income of EUR 52,152 or more for single persons/EUR 104,304 or more for married couples, and (iv) with effect from January 1, 2007, a new maximum tax bracket of 45% for income of EUR 250,000 or more for single persons/EUR 500,000 or more for married couples resulting from all types of income (except commercial earnings). In addition, a solidarity surcharge of 5.5% is imposed on the applicable income tax rate – with certain allowances – to finance the restructuring processes in the eastern Länder.

Capital income received by domestic taxpayers is subject to capital gains tax (Kapitalertragsteuer) at a rate of 30% for interest payments (over-the-counter 35%) and 20% for dividend payments, subject to an allowance (Sparerfreibetrag) in the amount of EUR 750 (EUR 1,500 for married couples). The tax withheld is credited against a taxpayer’s income tax liability. In the case of dividend payments, only half of the distributed

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profits of a corporation are included in the shareholders’ personal income for withholding tax purposes (“half income system”). Private shareholders’ gains from sales of shares in corporations are tax-exempt if the shares have been held for a minimum period of one year (unless the share represents a “substantial interest” defined as 1% or more of the share capital) or if the gain from the sale does not exceed the tax-free allowance in the amount of EUR 512. If the shares are sold during the one-year holding period or represent a substantial interest and the gain exceeds the tax-free allowance and the sale is, therefore, subject to tax, the half-income system applies.

On January 1, 2005, the Old Age Income Act (Alterseinkünftegesetz) entered into force. This act incorporates provisions on the income tax treatment of pension payments and contributions to pension schemes which will result in the gradual transition to a system of deferred taxation of pensions, with the share of the pension payments that is subject to income tax increasing from 50% in the year 2005 to 100% by the year 2040. In exchange, pension insurance contributions, beginning at 60% in the year 2005 and increasing gradually until 2025 up to 100 % with a maximum limit of EUR 20,000 per year (EUR 40,000 per year for married couples), will become fully exempt from tax. Since tax exemption for pension insurance contributions will be fully implemented by the year 2025, whereas the deferred taxation of pension benefits will not reach 100% until the year 2040, German taxpayers will, in effect, receive considerable tax relief.

Income generated by corporations is subject to corporate income tax (Körperschaftsteuer) at a flat rate of 25%. Capital gains from the sale of shareholdings from one corporation to another are generally exempt from tax. Income generated by partnerships is not subject to tax at the level of the company, but at the level of the partners. The partners pay tax on this income according to their individual income tax brackets. Partnerships may – without paying taxes – transfer profits from the sale of shares in corporations, up to a maximum of EUR 500,000, to new purchases of shares, but also to purchases of plant and depreciable movable assets.

Loss carry-forwards for both enterprises (corporations and partnerships) and private individuals are limited to an amount of up to EUR 1 million (EUR 2 million for married couples). Above this threshold, losses may only be carried forward, if they do not exceed 60% of the taxable income (Gesamtbetrag der Einkünfte) in excess of EUR 1 million (EUR 2 million for married couples). There is no time limit for carrying losses forward.

Income generated in connection with the sale or closure of businesses by retiring entrepreneurs is also subject to income tax. The calculation of tax on such income is subject to special rules which reduce the tax burden by limiting the impact of progressive tax rates.

(Sources:
 http://bundesrecht.juris.de/estg/index.html;
http://www.bundesfinanzministerium.de/cln_02/nn_4148/DE/Service/Lexikon__A__Z/E/001.html; http://www.bundesfinanzministerium.de/cln_04/nn_3486/DE/Service/Lexikon__A__Z/K/003.html; http://www.bundesfinanzministerium.de/cln_04/nn_3486/DE/Service/Lexikon__A__Z/K/001.html; http://www.bundesfinanzministerium.de/lang_de/DE/Service/Downloads/IP/Broschueren/Brosch_C3_BCre_20 Alterseink_C3_BCnfte,templateId=raw,property=publicationFile.pdf)

Value-Added Tax

VAT is a general consumption tax that is imposed on the value of most goods and services. With effect from January 1, 2007, the standard rate applicable to most goods and services was increased from 16% to 19%. Certain items that are classified as basic necessities, such as food (except beverages and all turnover in restaurants) and books, are subject to a reduced rate of 7%. In addition to the VAT, there are some specific consumption taxes. The most significant specific consumption taxes relate to petroleum and tobacco.

(Sources:
http://bundesrecht.juris.de/ustg_1980/index.html;
http://www.bundesfinanzministerium.de/cln_04/nn_3506/DE/Service/Lexikon__A__Z/U/001.html)

Environmental Tax

The environmental tax regime aims to encourage energy conservation and to lower employers’ and employees contributions to the public pension system at the same time, thereby allocating the burden of taxes

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and contributions more equally among labor, capital and natural resources. Key points of the environmental tax regime are a tax on the consumption of electricity, the electricity tax, and the energy tax on mineral oil and coal. The electricity tax rate is EUR 0.0205 per kilowatt hour. The rates of the petroleum tax are scaled in accordance with certain environmental criteria.

(Sources:
http://bundesrecht.juris.de/stromstg/index.html;
http://www.bundesfinanzministerium.de/cln_02/nn_3502/DE/Service/Lexikon__A__Z/S/010.html)

Trade Tax

Trade tax (Gewerbesteuer) is levied at municipal level and is imposed on the businesses and their objective earning power. The trade tax rate varies and depends on a number of factors, including the nature of the business as well as the municipality that levies the tax. The base for the trade tax is the trade earning of the business. To calculate a business’s trade earning, the gain from the professional undertaking as the starting point is increased by certain additions (e.g., half of the interest paid for long-term debt) and also reduced by certain discounts (e.g., one-half of the rental or leasing income). Trade tax liability is calculated by multiplying a business’s trade earnings by the tax assessment rate (Steuermesszahl) of a maximum of 5% to achieve the base value for trade tax (Steuermessbetrag), which is then multiplied with the municipal collection rate (Hebesatz). Beyond a required minimum level, the municipalities have the discretion to fix the municipal tax collection rate, so that rates may vary. Trade tax is deductible as an operating expenditure and thus has an effect on personal as well as corporate income taxes. In addition, the income tax applicable to unincorporated companies is reduced by an amount equal to 1.8 times the base value for trade tax, so that most of these companies, in effect, enjoy full relief from trade tax.

(Sources:
http://bundesrecht.juris.de/gewstg/index.html;
http://www.bundesfinanzministerium.de/cln_06/nn_3478/DE/Service/Lexikon__A__Z/G/001.html)

Recent and Pending Tax Reform Measures

In connection with the pending reform of corporate and other general business taxation and as part of a growth package, some temporary measures that relate to the depreciation of movable assets and permit depreciation on a declining basis with a rate of up to 30%, entered into effect on January 1, 2006 and will remain in force until December 31, 2007. In addition, effective January 1, 2006, the annual turnover limit for those enterprises wishing to benefit from the cash based method of accounting for value-added taxation was raised from EUR 125,000 to EUR 250,000 in the western Länder, while the corresponding arrangement for the eastern Länder (with a limit of EUR 500,000) was extended until 2009.

On January 1, 2007, the Investment Subsidy Act (Investitionszulagengesetz) entered into force. The act extends the provisions of the corresponding predecessor law until 2009. The act seeks to promote investments of new movable assets by companies operating in the manufacturing sector and – to some extent – the service sector. Investment subsidies are only paid to companies in the eastern Länder.

In addition, with effect from January 1, 2007, three major changes to the tax system were implemented: First, the standard rate of VAT was increased by 3 percentage points to 19%. The reduced rate of 7% for basic necessities was not affected by this measure. The receipts from this tax increase will be partly used to reduce unemployment insurance contributions. Second, the tax-free allowance for investment income (Sparerfreibetrag) was reduced from EUR 1,370 to EUR 750 for single persons (from EUR 2,740 to EUR 1,500 for married couples). Third, the deductibility of commuting expenses (Pendlerpauschale) has been limited to expenses arising in connection with the part of any commute to and from work that exceeds 20 kilometers.

There are plans to amend the inheritance tax regime in 2007. It is proposed to exempt the inheritance and the endowment of small and medium-sized enterprises from tax, provided that the respective heirs or donees continue to conduct such enterprises’ business operations in substantially the same manner for a minimum period of ten years.

In order to address deficiencies in the taxation of enterprises, in particular the comparatively high nominal tax rates, the Federal Government has adopted a proposal for a reform of corporate and other general

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business taxation and has submitted it to the Parliament for adoption, with a view to implementing a new tax system in 2008. Key points of the proposed new tax regime include a reduction of the corporate income tax rate, a reduction of the maximum income tax bracket relating to accumulated earnings of partnerships, and various changes regarding the trade tax. The reform aims to lower the total tax rate on enterprises (i.e. the consolidated tax rate imposed on enterprises’ taxable income resulting from the combined impact of corporate income tax, trade tax and solidarity surcharge) from currently approximately 40% to less than 30%. The option to depreciate on a declining basis will be abolished. In addition to the reform of corporate and other general business taxation, changes relating the capital gains tax also have been proposed, including a proposal that, with effect from January 2009, all types of income from capital as well as private shareholders’ net gains from sales of shares in corporations will be subject to a final uniform tax rate of 25% (Abgeltungssteuer).

(Sources:
http://bundesrecht.juris.de/ustg_1980/__20.html;
http://217.160.60.235/BGBL/bgbl1f/bgbl106s1614.pdf;
http://bundesrecht.juris.de/estg/BJNR010050934.html#BJNR010050934BJNG001607301;
http://bundesrecht.juris.de/estg/__9.html;
http://www.bundesfinanzministerium.de/lang_de/DE/Aktuelles/Aktuelle__Gesetze/Gesetzentwuerfe__Arbeitsfass ungen/045__a,templateId=raw,property=publicationFile.pdf;
http://www.bmwi.de/BMWi/Redaktion/PDF/Publikationen/jahreswirtschaftsbericht__2007,property=pdf,bereic h=bmwi,sprache=de,rwb=true.pdf; http://www.bundesfinanzministerium.de/cln_05/nn_82/DE/Aktuelles/Pressemitteilungen/2007/03/20071403__P M026.html; http://www.bundesfinanzministerium.de/lang_de/DE/Aktuelles/Monatsbericht__des__BMF/2007/03/070321agm b010,templateId=raw,property=publicationFile.pdf)

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The following table provides an overview of annual tax revenues of the Federal Republic, Länder and municipalities divided by categories since 2003.

TAX REVENUES OF THE FEDERAL REPUBLIC, LÄNDER AND MUNICIPALITIES(1)

	2007(2)	2006	2005	2004	2003

	(EUR in millions)

Federal taxes(3)	86,982	84,215	83,509	84,554	86,609
Share of the Federal Republic in(4):
Wage tax and assessed income tax	65,238	59,576	54,691	54,948	58,504
Capital gains tax and corporate tax	18,095	17,401	13,142	11,521	8,638
Interest withholding tax	4,066	3,359	3,076	2,980	3,358
Value added tax and excise tax on imports	90,068	74,056	70,888	67,049	67,426
Trade tax	1,555	1,614	1,549	1,461	2,306
Total federal taxes(5)	230,528	203,893	190,145	186,950	191,935

Länder taxes(6)	22,007	21,729	20,579	19,774	18,713
Share of the Länder in(4):
Wage tax and assessed income tax	65,238	59,576	54,691	54,948	58,504
Capital gains tax and corporate tax	18,095	17,401	13,142	11,521	8,638
Interest withholding tax	4,066	3,359	3,076	2,980	3,358
Value added tax and excise tax on imports	75,170	65,911	62,666	64,480	61,517
Trade tax	5,108	5,399	4,668	4,199	4,779
Total Länder taxes(7)	211,110	195,116	180,457	179,869	177,577

Municipal taxes(8)	11,090	10,949	10,813	10,608	10,339
Share of the municipalities in:
Wage tax, assessed income tax and interest
withholding tax	24,134	21,943	20,142	20,206	21,565
Value added tax and excise tax on imports(9)	3,462	3,045	2,901	2,852	2,844
Trade tax	31,836	31,356	25,911	22,712	17,053
Total municipal authorities taxes	70,522	67,294	59,765	56,379	51,801

Revenues of EU(10):
Customs duties	4,200	3,880	3,378	3,059	2,877
Value added tax	3,900	3,676	3,258	2,985	5,209
Tax based on nominal GNP	14,050	14,586	15,075	13,596	12,840

Total tax revenues	534,309	488,444	452,079	442,838	442,238

(1)	The information presented in this table concerning federal tax receipts is not comparable to the information concerning tax receipts in the tables “Public Sector Accounts” and “Federal Government Accounts” as the information was derived from different sources and is the result of different methods of data compilation.

(2)	Figures estimated by the Working Party on Tax Revenue Forecasts (“Arbeitskreis Steuerschätzungen”) in May 2007, based on the Federal Government’s growth rate forecast for nominal GDP of 4.0% in 2007.

(3)	Including, among others, taxes on tobacco, distilled spirits and mineral fuels.

(4)	Shared taxes are levied by the Federal Government (with the exception of the trade tax which is levied by the municipalities) and distributed among the Federal Republic, the Länder and the municipalities according to specific distribution schedules.

(5)	Net of federal grants to certain Länder and of EU contributions.

(6)	Includes, among others, taxes on property, motor vehicles and beer as well as inheritance tax.

(7)	Including federal grants to certain Länder.

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(8)	Includes, among others, taxes on land and buildings.

(9)	Municipalities’ share in value added tax and excise tax on imports.

(10)	Reflects revenue collections made by the Federal Government on behalf of others.

(Sources: Bundesministerium der Finanzen, Finanzbericht 2007, Table 12, page 299; Bundesministerium der Finanzen,
Ergebnis der 129. Sitzung des Arbeitskreises Steuerschätzung vom 8. bis 11. Mai 2007 in Görlitz
(http://www.bundesfinanzministerium.de/cln__07/nn__4156/DE/Steuern/Steuerschaetzung__einnahmen/Ergebnis__der__
Steuerschaetzung/0705111a6002,templateId=raw,property=publicationFile.pdf))

Government Participations

As of October 2006, the Federal Republic held direct participations in 94 public or private enterprises, and various special funds held participations in 20 (18 without double counting) enterprises. The aggregate nominal capital of the enterprises in which the Federal Republic or the special funds held direct participations amounted to EUR 18.4 billion as of December 31, 2005, thus remaining unchanged compared to December 31, 2004.

(Sources: Bundesministerium der Finanzen, Beteiligungsbericht 2005, page 2; Bundesministerium der Finanzen, Beteiligungsbericht 2006, pages 1 and 2)

The following table shows information on the Federal Republic’s significant participations (including those held through its “special funds”) as of October 2006.

	Nominal Capital of	Participation of the
	Enterprise as of	Federal Republic as
Enterprises	October 2006	of October 2006

	(EUR in millions)	(%)
Significant majority participations:

Deutsche Bahn AG	2,150	100.0
KfW	3,750	80.0

Significant minority participations exceeding 25%

Flughafen München GmbH	307	26.0

(Source: Bundesministerium der Finanzen, Beteiligungsbericht 2006, Chapters B and C, pages 17-101)

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Debt of the Federal Government

As of December 31, 2006, the Federal Government’s total debt, not including the debt of the Länder governments and the municipalities, amounted to EUR 916.6 billion, compared to EUR 888.1 billion as of December 31, 2005. Since July 1, 1999, the Federal Government has assumed joint liability for the debts of the following special funds: Sinking Fund for Vested Liabilities (Erblastentilgungsfonds) (for former GDR liabilities); the Federal Railway Fund (Bundeseisenbahnvermögen); and the Compensation Fund for Safeguarding the Use of Coal (Ausgleichsfonds Steinkohleneinsatz). In addition, the Federal Government has assumed joint liability for the debt of the Equalisation Fund pursuant to the Act Governing the Equalisation of Burdens (Ausgleichsfonds nach dem Lastenausgleichsgesetz) and the German Unity Fund (Fonds “Deutscher Einheit”) since January 1, 2005. The aforementioned special funds are allocated to the Federal Government as of July 1999 and January 2005, respectively.

(Sources: Bundesministerium der Finanzen, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland am 31. Dezember 2006, Bundesanzeiger Nr. 47 of March 8, 2007, page 2458 and Bundesanzeiger Nr. 63 of March 30, 2007, page 3437)

The Federal Government raises funds primarily through the issuance of bonds and notes. Euro-denominated bonds and notes issued by the Federal Republic are evidenced by book-entry and no certificates are issued.

In addition to its own direct debt obligations, the Federal Government had outstanding guarantees in an aggregate amount of EUR 229.1 billion as of December 31, 2005. Of this amount, EUR 104.9 billion was outstanding in the form of export credit insurance, which is handled by EULER HERMES on behalf of and for the account of the Federal Government.

(Source: Bundesministerium der Finanzen, Finanzbericht 2007, Overview 4, page 355)

For more detailed information regarding the Federal Government’s debt and guarantees, see “Tables and Supplementary Information”.

For information on the Federal Government’s liability as of December 31, 2006 for capital subscriptions to various international financial organizations, see the table entitled “Tables and Supplementary Information – III. Liabilities to International Financial Organizations” below.

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TABLES AND SUPPLEMENTARY INFORMATION

I. DIRECT DEBT OF THE FEDERAL GOVERNMENT

SUMMARY

Principal Amount
Outstanding as of
December 31, 2006

(EUR in millions)
Federal Bonds	580,718
Five-year Federal Notes	186,000
Federal Treasury Notes	110,000
Federal Savings Notes	10,198
Treasury Discount Paper	35,603
Federal Treasury Financing Paper	3,046
Borrowers’ note loans of which:	24,576
– From residents	24,155
– From non-residents	421
Old debt(1) of which:	4,479
Equalization claims	4,118
Other	40
Repurchased debt	52,858
Medium-term notes of Treuhandanstalt	205

Total	902,007

(1)	Mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948.

(Sources: Bundesministerium der Finanzen, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland am 31. Dezember 2006 , Bundesanzeiger Nr. 47 of March 8, 2007, page 2458 and Bundesanzeiger Nr. 63 of March 30, 2007, page 3437)

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DEBT TABLES

1. Federal Bonds(1)

				Principal Amount
	Interest	Year of		Outstanding as of
Title	Rate	Issue	Maturity	December 31, 2006

	(% per			(EUR in millions)
	annum)
6% Bonds of the Federal Republic of 1986 (II)	6	1986	2016	3,750
5.625% Bonds of the Federal Republic of 1986	5.625	1986	2016	750
6.25% Bonds of the Federal Republic of 1994	6.25	1994	2024	10,250
6% Bonds of the Federal Republic of 1997 (I)	6	1997	2007	15,500
6% Bonds of the Federal Republic of 1997 (II)	6	1997	2007	15,500
6.5% Bonds of the Federal Republic of 1997	6.5	1997	2027	11,250
5.25% Bonds of the Federal Republic of 1998	5.25	1998	2008	15,500
5.625% Bonds of the Federal Republic of 1998	5.625	1998	2028	14,500
4.75% Bonds of the Federal Republic of 1998 (I)	4.75	1998	2008	8,750
4.75% Bonds of the Federal Republic of 1998 (II)	4.75	1998	2028	11,250
4.125% Bonds of the Federal Republic of 1998	4.125	1998	2008	14,000
3.75% Bonds of the Federal Republic of 1999	3.75	1999	2009	14,250
4% Bonds of the Federal Republic of 1999	4	1999	2009	11,250
4.5% Bonds of the Federal Republic of 1999	4.5	1999	2009	20,250
5.375% Bonds of the Federal Republic of 1999	5.375	1999	2010	20,250
6.25% Bonds of the Federal Republic of 2000	6.25	2000	2030	9,250
5.5% Bonds of the Federal Republic of 2000	5.5	2000	2031	17,000
5.25% Bonds of the Federal Republic of 2000 (I)	5.25	2000	2010	20,250
5.25% Bonds of the Federal Republic of 2000 (II)	5.25	2000	2011	23,250
5% Bonds of the Federal Republic of 2001	5	2001	2011	24,000
5% Bonds of the Federal Republic of 2002 (I)	5	2002	2012	25,000
5% Bonds of the Federal Republic of 2002 (II)	5	2002	2012	27,000
4.5% Bonds of the Federal Republic of 2003	4.5	2003	2013	24,000
3.75% Bonds of the Federal Republic of 2003	3.75	2003	2013	22,000
4.25% Bonds of the Federal Republic of 2003	4.25	2003	2014	24,000
4.75% Bonds of the Federal Republic of 2003	4.75	2003	2034	20,000
4.25% Bonds of the Federal Republic of 2004	4.25	2004	2014	25,000
3.75% Bonds of the Federal Republic of 2004	3.75	2004	2015	23,000
4% Bonds of the Federal Republic of 2005	4	2005	2037	23,000
3.25% Bonds of the Federal Republic of 2005	3.25	2005	2015	21,000
3.5% Bonds of the Federal Republic of 2005	3.5	2005	2016	23,000
3.875% USD-Bonds of the Federal Republic of 2005	3.875	2005	2010	3,968
4% Bonds of the Federal Republic of 2006	4	2006	2016	23,000
3.75% Bonds of the Federal Republic of 2006	3.75	2006	2017	7,000
1.5% Inflations-Bonds of the Federal Republic of 2006	1.5	2006	2016	9,000

Total Federal Bonds				580,718

(1)	Federal Bonds are evidenced by book entry, and no certificates are issued. Maturities are 10 to 30 years. No redemption prior to maturity; including principal strips.

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2. Five-Year Federal Notes(1)

				Principal Amount
				Outstanding as of
	Interest	Year of		December 31,
Title	Rate	Issue	Maturity	2006

	(% per			(EUR in millions)
	annum)
4% Bonds of 2001-Series 139	4	2001	2007	18,000
4.5% Bonds of 2002-Series 140	4.5	2002	2007	20,000
4.25% Bonds of 2002-Series 141	4.25	2002	2008	14,000
3% Bonds of 2003-Series 142	3	2003	2008	14,000
3.5% Bonds of 2003-Series 143	3.5	2003	2008	14,000
3.25% Bonds of 2004-Series 144	3.25	2004	2009	18,000
3.5% Bonds of 2004-Series 145	3.5	2004	2009	18,000
3.25% Bonds of 2005-Series 146	3.25	2005	2010	17,000
2.5% Bonds of 2005-Series 147	2.5	2005	2010	17,000
3.5% Bonds of 2006-Series 148	3.5	2006	2011	19,000
3.5% Bonds of 2006-Series 149	3.5	2006	2011	17,000

Total Five-Year Federal Notes				186,000

(1)	Five-Year Federal Notes are evidenced by book entry, and no certificates are issued. Maturities are approximately five years. No redemption prior to maturity.

3. Federal Treasury Notes(1)

				Principal Amount
				Outstanding as of
	Interest	Year of		December 31,
Title	Rate	Issue	Maturity	2006

	(% per			(EUR in millions)
	annum)
2.5% Notes of 2005	2.5	2005	2007	15,000
2% Notes of 2005	2	2005	2007	13,000
2.25% Notes of 2005	2.25	2005	2007	15,000
2.75% Notes of 2005	2.75	2005	2007	15,000
3% Notes of 2006	3	2006	2008	16,000
3.25% Notes of 2006	3.25	2006	2008	14,000
3.5% Notes of 2006	3.5	2006	2008	15,000
3.75 Notes of 2006	3.75	2006	2008	7,000

Total Federal Treasury Notes				110,000

(1)	Federal Treasury Notes are evidenced by book-entry, and no certificates are issued. Maturities are two years. No redemption prior to maturity.

4. Federal Savings Notes(1)

				Principal Amount
				Outstanding as of
	Interest Rate	Year of Issue	Maturity	December 31, 2006

				(EUR in millions)
Federal Savings Notes	1% to 6.5%	1999 to 2006	2007 to 2013	10,198

5. Treasury Discount Paper(2)

				Principal Amount
				Outstanding as of
	Interest Rate(3)	Year of Issue	Maturity	December 31, 2006

				(EUR in millions)
Treasury Discount Paper	2.01% to 3.6%	2005	2007	35,603

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6. Federal Treasury Financing Paper(4)

				Principal Amount
				Outstanding as of
	Interest Rate(3)	Year of Issue	Maturity	December 31, 2006

				(EUR in millions)
Federal Treasury Financing Paper	1.8% to 3.5%	2005 to 2006	2007 to 2008	3,046

7. Borrowers’ note loans(5)

				Principal Amount
		Year of		Outstanding as of
	Interest Rate	Incurrence	Maturity	December 31, 2006

				(EUR in millions)
Borrowers’ note loans	2.41% to 7.01%	1954 to 2006	2007 to 2037	24,576

(1)	Federal Savings Notes are evidenced by book entry and no certificates are issued. Maturities are six or seven years. The bonds are redeemable after one year from the issue date at the option of the holders in installments of EUR 5,113 per holder and month. The terms of the Federal Savings Notes provide for interest rates that increase during the term of the bonds. In addition, the seven-year Federal Savings Notes provide for payment of compounded interest at maturity or upon redemption prior to maturity.

(2)	Treasury Discount Papers are issued at a discount and repaid at par value on the maturity date. No interest payments are made during the term of the paper. It is issued in the form of one global bearer security. Maturities range from one year to two years. No redemption is permitted prior to maturity.

(3)	Reflects annual interest rate paid to the holder by way of the initial issue discount.

(4)	Federal Treasury Financing Papers are issued at a discount and repaid at par value on the maturity date. No interest payments are made during the term of the paper. It is issued in the form of one global bearer security. Maturities range from one year to two years. No redemption is permitted prior to maturity.

(5)	Borrowers’ note loans are an instrument of the German capital market where the lending entity, generally an institutional investor, receives a certificate evidencing its loan to the borrower and the term of such loans. The certificate generally authorizes at least three assignments.

No redemption is permitted prior to maturity.

8. Other Liabilities

				Principal Amount
		Year of		Outstanding as of
Title	Interest Rate	Incurrence	Maturity	December 31, 2006

				(EUR in millions)
Old debt (1)	0% to 4%	Various	Various	4,479
Other debt (2)	Various	Various	Various	40

(1)	Includes mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948.

(2)	Includes liabilities of the Federal Government to repay amounts received from the Investitionshilfeabgabe, a special duty levied on income, the proceeds of which were to be used to promote investments.

(Sources for Tables 1 through 3: Bundesministerium der Finanzen, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland am 31. Dezember 2006, Bundesanzeiger Nr. 47 of March 8, 2007, page 2458 and Bundesanzeiger Nr. 63 of March 30, 2007, page 3437; internal documents of the Federal Ministry of Finance)

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II. GUARANTEES BY THE FEDERAL GOVERNMENT

	Principal Amount Outstanding

	As of	As of
Purpose of Guarantees	December 31,	December 31,
	2004	2005

	(EUR in millions)
Export finance loans (including rescheduled loans)	103,160	104,863
Untied loans; direct foreign investments by German companies;
Loans of the European Investment Bank to non-EU borrowers	28,445	28,685
Loans in connection with EU agricultural policy measures	6,650	6,650
Loans to domestic corporations and for projects in areas of Agriculture, fishing and housing construction	48,998	46,452
Contributions to international financing institutions	40,256	40,256
Co-financing of bilateral projects of German financial co-operation	770	963
Successor agencies to Treuhandanstalt	1,375	1,239

Total guarantees	229,654	229,108

(Sources: Bundesministerium der Finanzen, Finanzbericht 2007,, Overview 4, page 355; Finanzbericht 2006, Overview 4, page 349)

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III. LIABILITIES TO INTERNATIONAL FINANCIAL ORGANIZATIONS

The Federal Republic is obligated to contribute to the capital subscriptions and, in some cases, to the additional financing requirements of certain international organizations in which it participates. Such contributions are in many cases stated initially in 1944 U.S. dollars. One 1944 U.S. dollar is equivalent to one Special Drawing Right (“SDR”), a unit of value established by an amendment in July 1969 to the Articles of Agreement of the International Monetary Fund. From July 1, 1974 to December 31, 1980, the exchange rate between world currencies and the SDR was determined on the basis of a basket of 16 currencies, including the U.S. dollar, which accounted for approximately one-third of the value of the basket. From 1981 to 2000, the exchange rate between world currencies and the SDR was determined on the basis of a basket of five currencies, including the U.S. dollar. The currencies that determine the value of the SDR, the proportion of each of these currencies in the basket, and the financial instruments used in determining the interest rate on the SDR, are reviewed every five years. The adoption of the euro as the common currency for the initial 11 Member States of the European Union called for a change in the composition of the SDR basket. With effect from January 1, 2001, the SDR basket consists of four currencies: U.S. dollar, euro, Japanese yen and pound sterling. The currency weight of the U.S. dollar in the SDR basket initially was 45%, changing on a daily basis as a result of exchange rate fluctuations. On December 29, 2006, SDR 1 equalled EUR 1.142290.

SUBSCRIPTIONS OR COMMITMENTS BY THE FEDERAL REPUBLIC
TO INTERNATIONAL FINANCIAL ORGANIZATIONS
AS OF DECEMBER 31, 2006

	Subscription or
	Commitment by the	Amount
Name of Organization	Federal Republic(1)	Paid In

	(U.S.$ millions)
International Monetary Fund(2)	19,569.5	19,569.5
International Bank for Reconstruction and Development(3)	8,734.0	542.9
International Development Association (IDA)(3)(6)	15,936.6	15,936.6
International Finance Corporation (IFC)(3)	128.9	128.9
European Investment Bank(4)	35,097.4	1,756.2
African Development Bank(3)	1,081.3	108.3
African Development Fund(3)	1,798.8	1,708.3
Asian Development Bank(3)	2,302.8	161.3
Asian Development Fund(3)	1,908.3	1,761.6
Inter-American Development Bank(3)	1,913.7	82.3
Inter-American Investment Corporation(3)	13.3	12.5
Fund for Special Operations(3)	241.9	241.9
International Fund for Agricultural Development (IFAD)(3)	322.5	282.5
Caribbean Development Bank(3)	37.6	8.2
Special Development Fund of the Caribbean Development Bank(3)	63.0	50.9
European Bank for Reconstruction and Development (EBRD)(3)(5)	2,248.1	590.0
Council of Europe Development Bank (CEB)(3)(5)	725.4	80.1

(1)	Subscriptions are in part committed in $, SDR, ECU or DM. SDR, ECU and DM commitments are converted to $ at year-end exchange rates, except that certain SDR commitments are converted at the fixed conversion rate of SDR 1 = $ 1.42927.

(2)	Source: computation provided by Ministry of Finance on the basis of data by the International Monetary Fund.

(3)	Source: computation provided by Ministry of Finance, Ministry for Economic Cooperation and Development.

(4)	Source: computation provided by Ministry of Finance: Euro exchange rate of the European Central Bank at year-end 2006, which was EUR 1 per $ 1.3170.

(5)	Calculated using the noon buying rate for cable transfers in New York City payable in euro on December 29, 2006, which was EUR 1 per $ 1.3197.

(6)	Source: Worldbank Annual Report 2005. The amount does not differentiate between amount subscribed and paid-in.

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EXHIBIT (e)

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Consent of Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft

We hereby consent to the inclusion in this Annual Report on Form 18-K of Landwirtschaftliche Rentenbank of the translation of our original German auditor's report dated March 8, 2007 in the form issued for the original German financial statements of Landwirtschaftliche Rentenbank for the year ended December 31, 2006, and to the incorporation by reference of such information in the Registration Statement under Schedule B (Registration No. 333-121401) of Landwirtschaftliche Rentenbank filed with the Securities and Exchange Commission of the United States of America. We note that our original German auditor's report was given only with respect to the original and complete German financial statements and not to the English translation of the financial statements.

We also consent in this regard to the reference to Deloitte & Touche GmbH Wirtschaftsprüfungsgesell-schaft under the heading “Financial Statements” in this Annual Report on Form 18-K and in the Registration Statement under Schedule B of Landwirtschaftliche Rentenbank filed with the Securities and Exchange Commission of the United States of America, into which such Annual Report is incorporated by reference.

Frankfurt am Main, May 16, 2007

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

	By:	/s/ Prof. Dr. Kläs

Prof. Dr. Kläs

	By:	/s/ Theileis

Theileis

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EXHIBIT (f)

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Consent of the Federal Republic of Germany

On behalf of the Federal Republic of Germany, I hereby consent to the making of the statements with respect to the Federal Republic of Germany included in the Annual Report on Form 18-K of Landwirtschaftliche Rentenbank for the year ended December 31, 2006, and to the incorporation by reference of such information in the Registration Statement under Schedule B (Registration No. 333-121401) of Landwirtschaftliche Rentenbank filed with the Securities and Exchange Commission of the United States of America.

May 16, 2007

Federal Republic of Germany

	By:	/s/ Dr. Claus-Michael Happe

Dr. Claus-Michael Happe
Ministerialrat